
02020472


RECEIVED
MAR 11 2002
143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE

For the month of March 05, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐

No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date March 05, 2002

By: Luciana Bastos de Freitas Rachid
Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (CVM - Comissão de Valores Mobiliários)
FINANCIAL STATEMENTS - DFP
INDUSTRIAL, COMMERCIAL AND OTHERS

BRAZILIAN CORPOPORATE LAW
As of - 12/31/2001

THIS REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSABILITY OF THE COMPANY'S MANAGEMENT.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01
4 – BOARD OF TRADE INSCRIPTION NUMBER		
33300032061		

01.02 - HEAD OFFICE

1 - ADDRESS (STREET, NUMBER AND FLOOR)				2 - QUARTER OR DISTRICT
AV. REPÚBLICA DO CHILE, 65 – 23th FLOOR				DOWNTOWN
3 - CEP (ZIP CODE)	4 - CITY			5 - STATE
20035-900	RIO DE JANEIRO			RJ
6 – AREA CODE (DDD)	7 – PHONE No.	8 - PHONE No.	9 – PHONE No.	10 - TELEX
021	2534-1000	2534-1001		-
11 – AREA CODE	12 - FAX	13 – FAX	14 – FAX	
021	2534-0929	-	-	
15 – E-MAIL				
PETROINVEST@PETROBRAS.COM.BR				

01.03 – INVESTOR RELATIONS DIRECTOR (BUSINESS ADDRESS)

1 - NAME				
JOÃO PINHEIRO NOGUEIRA BATISTA				
2 - ADDRESS (STREET, NUMBER AND FLOOR)				3 - QUARTER OR DISTRICT
AV. REPÚBLICA DO CHILE, 65 – 23th FLOOR				DOWNTOWN
4 - CEP (ZIP CODE)	5 - CITY			6 - STATE
20035-900	RIO DE JANEIRO			RJ
7 – AREA CODE (DDD)	8 – PHONE No.	9 - PHONE No.	10 – PHONE No.	11 - TELEX
021	2534-2040	2534-2041	2534-9917	-
12 – AREA CODE	13 - FAX	14 – FAX	15 – FAX	
021	2534-9999	2534-0438	-	
16 – E-MAIL				
JNBATISTA@PETROBRAS.COM.BR				

01.04 - REFERENCE / INDEPENDENT AUDITOR

FISCAL YEAR	1- FISCAL YEAR BEGINNING DATE	2- FISCAL YEAR END DATE
1- LAST	01/01/2001	12/31/2001
2 -PENULTIMATE	01/01/2000	12/31/2000
3 - BEFORE THE PENULTIMATE	01/01/1999	12/31/1999
4- NAME OF INDEPENDENT ACCOUNTING FIRM		5- CVM CODE
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES		00287-9
6 -NAME OF THE ENGAGEMENT PARTNER		7- PARTNER CPF
MARCOS DONIZETE PANASSOL		063.702.238-67

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

01.05- CURRENT BREAKDOWN OF PAID–IN CAPITAL

N.OF SHARE (THOUSANDS)	1- 12/31/2001	2- 12/31/2000	3- 12/31/1999
PAID-UP CAPITAL			
1 - COMMON	634.168	634.168	634.168
2 - PREFERRED	451.936	451.936	451.936
3 - TOTAL	1.086.104	1.086.104	1.086.104
ON TREASURY			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

1.06 – CHARACTERISTICS OF THE COMPANY

1- TYPE OF COMPANY INDUSTRIAL, COMMERCIAL AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF SHARE CONTROL STATE HOLDING COMPANY
4 - ACTIVITY CODE 1180500 – PROSPECTING AND REFINING OF CRUDE OIL
5 - ACTIVITY PROSPECTING OF CRUDE OIL AND GAS, REFINING AND PRODUCTION OF OIL PRODUCTS
6 – TYPE OF CONSOLIDATION TOTAL

1 - ITEM	2 – CNPJ (TAX PAYERS RECORD NUMBER)	NAME OF THE COMPANY

01.07 – CORPORATIONS / PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1- ITEM	2- EVENT	3 – APPROVAL DATE	4 - TYPE	5 – PAYMENT BEGINS ON	6 – TYPE OF SHARE	7 – DIVIDENS PER SHARE

01.08– DIVIDENDS IN CASH

01.09 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE
02/20/2002	Original Signed by João Pinheiro Nogueira Batista - Investor Relations Director

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

02.01 - BALANCE SHEET (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
1	Total Assets	71.882.818	65.018.487	54.331.257
1.01	Current Assets	27.707.412	21.356.808	12.341.975
1.01.01	Cash and Cash Equivalents	15.106.322	10.173.745	4.182.119
1.01.01.01	Cash and Banks	1.368.121	265.364	98.226
1.01.01.02	Short Term Investiments	13.738.201	9.908.381	4.083.893
1.01.02	Credits	3.556.521	3.829.035	2.485.261
1.01.02.01	Customers	1.521.153	1.870.721	1.120.602
1.01.02.02	Subsidiary and Affiliated Companies	1.262.002	1.499.031	943.172
1.01.02.03	Other Accounts Receivable	833.757	511.472	462.137
1.01.02.04	Allowance for doubtful accounts	(60.391)	(52.189)	(40.650)
1.01.03	Inventories	6.231.071	5.780.276	4.214.711
1.01.04	Other	2.813.498	1.573.752	1.459.884
1.01.04.01	Marketable securities	-	-	581.529
1.01.04.02	Dividends receivable	723.667	285.298	103.251
1.01.04.03	Recoverable Taxes	1.014.616	553.175	350.544
1.01.04.04	Prepaid expenses	616.726	341.160	156.736
1.01.04.05	Other Current Assets	458.489	394.119	267.824
1.02	Non-current assets	16.672.103	16.918.902	17.648.958
1.02.01	Credits	435.174	3.027.744	2.488.561
1.02.01.01	Petroleum and Alcohol accounts	187.440	2.951.336	2.419.227
1.02.01.02	Marketable securities	212.780	15.118	8.158
1.02.01.03	Investments in privatization process	2.544	2.689	4.303
1.02.01.04	Loans receivable	32.410	58.601	56.873
1.02.02	Credits with Affiliated Companies	8.115.195	9.230.917	8.040.820
1.02.02.01	With Affiliates	455.372	38.216	10.913
1.02.02.02	With Subsidiaries	7.659.823	9.192.701	8.029.907
1.02.02.03	Other Companies	-	-	-
1.02.03	Others	8.121.734	4.660.241	7.119.577
1.02.03.02	Ventures under negotiation	421.416	405.563	1.848.575
1.02.03.03	Deferred taxes and social contributions	2.021.861	1.983.999	3.086.722
1.02.03.04	Advances to Suppliers	866.528	739.288	679.337
1.02.03.05	Reimbursement receivable	363.702	134.610	260.872
1.02.03.06	Prepaid expenses	580.300	828.720	667.417
1.02.03.07	Compulsory deposits - ELETROBRAS	87.074	77.524	77.559
1.02.03.08	Judicial Deposits	497.661	220.793	142.610
1.02.03.09	Advance to migration -pension plan	2.543.802	-	-
1.02.03.10	Other non-current assets	739.390	269.744	356.485
1.03	Permanent Assets	27.503.303	26.742.777	24.340.324
1.03.01	Investments	8.494.179	9.699.140	8.647.282
1.03.01.01	In Affiliates	32.774	41.945	-
1.03.01.02	In Subsidiaries	8.430.668	9.615.063	8.607.020
1.03.01.03	Other Investments	30.737	42.132	40.262
1.03.02	Property, plant and equipment	18.698.732	16.627.853	15.268.398
1.03.03	Deferred charges	310.392	415.784	424.644

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

02.02 - BALANCE SHEET (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
2	Liabilities and Stockholders' equity	71.882.818	65.018.487	54.331.257
2.01	Current Liabilities	25.778.390	23.066.010	19.948.109
2.01.01	Financing	1.538.583	6.028.482	7.815.096
2.01.02	Debentures	-	-	
2.01.03	Suppliers	2.809.200	2.140.683	1.303.372
2.01.04	Taxes and social contributions payable	3.068.295	2.832.900	1.864.681
2.01.04.01	Taxes and social contributions payable	3.068.295	2.832.900	1.864.681
2.01.05	Dividends Payable	2.513.255	2.432.873	852.592
2.01.06	Accrual	854.103	557.835	611.301
2.01.06.01	Vacation accrual	369.917	319.835	288.299
2.01.06.02	Employees' and administrators participation	243.986	97.948	88.570
2.01.06.03	Other Accruals	240.200	140.052	234.432
2.01.07	Debts with affiliated companies	11.496.228	7.421.968	6.188.747
2.01.07.01	Suppliers	11.496.228	7.421.968	6.188.747
2.01.08	Other	3.498.726	1.651.269	1.312.320
2.01.08.01	Pension plan - PETROS	235.523	888.634	438.100
2.01.08.03	Consortium	2.164.000	-	-
2.01.08.04	Other Current Liabilities	1.099.203	762.635	874.220
2.02	Non-current liabilities	16.393.856	16.693.593	16.724.785
2.02.01	Financing	6.109.007	6.540.204	6.399.539
2.02.02	Debentures	-	-	
2.02.03	Accruals	3.172.291	2.824.456	2.420.015
2.02.03.01	Health Care benefits	3.012.241	2.655.999	2.330.492
2.02.03.02	Other Accruals	160.050	168.457	89.523
2.02.04	Debts with affiliated	1.895.929	188.940	308.976
2.02.05	Other	5.216.629	7.139.993	7.596.255
2.02.05.01	Deferred taxes and social contributions	2.981.830	2.614.998	2.449.208
2.02.05.02	Pension plan	2.234.799	4.524.995	5.118.469
2.02.05.03	Other	-	-	28.578
2.03	Deferred Income	-	-	-
2.05	Stockholders' equity	29.710.572	25.258.884	17.658.363
2.05.01	Capital	13.372.556	13.372.556	13.372.556
2.05.01.01	Subscribed and paid-up Capital	13.033.249	13.033.249	13.033.249
2.05.01.02	Monetary Restatement	339.307	339.307	339.307
2.05.02	Capital Reserves	296.916	72.893	59.064
2.05.02.01	AFRMM and Others	296.916	72.893	59.064
2.05.03	Revaluation Reserve	102.641	103.780	113.078
2.05.03.01	Private Assets	-	-	-
2.05.03.02	Subsidiaries and affiliated companies	102.641	103.780	113.078
2.05.04	Revenue Reserves	15.938.459	11.709.655	4.113.665
2.05.04.01	Legal	1.781.279	1.266.583	758.615
2.05.04.02	Statutory Reserves	498.388	433.221	368.055
2.05.04.03	Contigencies Reserves	-	-	-
2.05.04.04	Unrealized Earnings	-	2.875.943	2.916.432
2.05.04.05	Retention of Earnings	13.658.792	7.133.908	70.563

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

03.01 - STATEMENT OF INCOME (In Thousands of Reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
3.01	Gross Operating Revenue	68.342.118	57.196.072	36.654.037
3.02	Sales deductions	(19.249.211)	(12.568.415)	(9.772.616)
3.03	Net Operating revenue	49.092.907	44.627.657	26.881.421
3.04	Cost of products and services sold	(29.613.058)	(25.686.488)	(17.545.438)
3.05	Gross profit	19.479.849	18.941.169	9.335.983
3.06	Operating Expenses	(5.142.459)	(4.634.475)	(7.281.812)
3.06.01	Selling	(1.666.047)	(900.224)	(691.311)
3.06.02	General and administrative	(1.236.894)	(865.372)	(677.096)
3.06.02.01	Directors' fees	(2.419)	(1.832)	(966)
3.06.02.02	Administrative	(1.234.475)	(863.540)	(676.130)
3.06.03	Financial	1.096.813	(41.196)	(993.887)
3.06.03.01	Income	2.429.836	1.652.212	793.878
3.06.03.02	Expenses	(1.333.023)	(1.693.408)	(1.787.765)
3.06.04	Other Operating Income			
3.06.05	Other Operating Expenses	(5.867.012)	(4.080.207)	(5.858.381)
3.06.05.01	Taxes	(531.885)	(343.534)	(222.722)
3.06.05.02	Cost of research and technological development	(308.888)	(261.689)	(217.899)
3.06.05.03	Exploratory costs for the extraction of crude oil and gas	(876.804)	(1.003.988)	(439.162)
3.06.05.04	Net monetary and exchanges adjustments	(1.608.795)	(989.149)	(4.329.861)
3.06.05.05	Other Operating Expenses, Net	(2.540.640)	(1.481.847)	(648.737)
3.06.06	Participation in subsidiaries and affiliated companies	2.530.681	1.252.524	938.863
3.07	Operating Income	14.337.390	14.306.694	2.054.171
3.08	Non-operating Income	(259.286)	(23.053)	57.832
3.08.01	Revenues	33.333	-	74.173
3.08.02	Expenses	(292.619)	(23.053)	(16.341)
3.09	Income before taxes/ employee's and adm. participation	14.078.104	14.283.641	2.112.003
3.10	Income Tax and Social Contribution	(2.731.849)	(2.665.758)	(252.029)
3.11	Deffered Income Tax	(672.365)	(1.268.513)	-
3.12	Employees' and administrators participation	(380.000)	(190.000)	(88.570)
3.12.01	Employees' and administrators participation	(380.000)	(190.000)	(88.570)
3.12.01.01	Employees' and administrators participation	(380.000)	(190.000)	(88.570)
3.12.02	Other Contributions	-	-	-
3.13	Reversal of interest on capital	-	-	-
3.15	Net Income for the year	10.293.890	10.159.370	1.771.404
	Total shares	1.086.104	1.086.104	1.086.104
	Net income per share of paid-up capital	9,47781	9,35396	1,63097

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (In Thousands of Reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
4.01	Financial resources were provided by:	24.667.120	17.510.019	3.273.013
4.01.01	Operations	21.700.920	14.410.279	636.929
4.01.01.01	Net income for the year	10.293.890	10.159.370	1.771.404
4.01.01.02	Figures not affecting capital	11.407.030	4.250.909	(1.134.475)
4.01.01.02.01	Participation in stockholders' equity of subsidiaries and aff Companies.	(2.273.968)	(1.252.524)	(938.863)
4.01.01.02.02	Dividends	4.229.290	291.021	103.251
4.01.01.02.03	Goodwill/discount - amortization	(256.713)	-	-
4.01.01.02.04	Depreciation, amortization e abandonment cost	2.258.080	2.442.112	3.009.937
4.01.01.02.05	Transactions with subsidiaries and affiliated companies	3.478.846	(1.203.219)	(6.000.844)
4.01.01.02.07	Monetary and exchange adjustments net	774.158	809.939	2.632.664
4.01.01.02.08	Net book value of asset disposals	924.384	778.770	243.780
4.01.01.02.09	Gain on sale of plataforms and ships	682	-	(47.506)
4.01.01.02.10	Deferred taxes and social contributions net	672.365	1.268.513	252.029
4.01.01.02.11	Employee benefits and other provisions	684.051	869.734	522.727
4.01.01.02.12	Effect of prior years adjustment on working capital	(235.523)	-	(862.868)
4.01.01.02.13	Changes in Petroleum and Alcohol accounts - STN	969.079	196.149	32.495
4.01.01.02.14	Other	182.299	50.414	(81.277)
4.01.02	Shareholders'	-	-	-
4.01.03	Other Sources	2.966.200	3.099.740	2.636.084
4.01.03.01	Financing	102.806	1.318.383	824.550
4.01.03.02	Decrease (increase) in Petroleum and Alcohol accounts STN	1.833.078	(671.936)	1.752.777
4.01.03.03	Proceeds of sale of equipment - vessels	1.012.752	2.439.464	47.506
4.01.03.04	Credits and subventions for investments	17.564	13.829	11.251
4.02	Financial resources were used for :	21.028.896	11.613.087	7.759.242
4.02.01	Investments	763.934	44.889	54.225
4.02.02	Property, plant and equipment	5.089.071	3.899.142	2.431.751
4.02.03	Deferred charges	266.730	96.710	157.296
4.02.04	Transfer of financing and suppliers to current liabilities	1.342.270	1.655.536	1.290.856
4.02.05	Increase (decrease) in non-current assets	772.621	125.836	387.088
4.02.06	Dividends	3.584.143	2.572.678	881.850
4.02.07	Increase (decrease) in ventures under negotiation	1.260.515	1.568.068	1.449.690
4.02.08	Decrease in other non-current liabilities	5.191.912	1.650.228	1.106.486
4.02.09	Advance to migration - pension plant	2.543.802	-	-
4.02.10	Prior years dividends	213.898	-	-
4.03	Changes in working capital	3.638.224	5.896.932	(4.486.229)
4.04	Current Assets	6.350.604	9.014.833	5.390.812
4.04.01	At the beginning of the year	21.356.808	12.341.975	6.951.163
4.04.02	At the end of the year	27.707.412	21.356.808	12.341.975
4.05	Current Liabilities	2.712.380	3.117.901	9.877.041
4.05.01	At the beginning of the year	23.066.010	19.948.109	10.071.068
4.05.02	At the end of the year	25.778.390	23.066.010	19.948.109

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

05.01 - STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY 01/01/2001 A 31/12/2001 (In Thousands of Reais)

1- CODE	2- DESCRIPTION	3- SUBSCRIBED AND PAID-UP CAPITAL	4- CAPITAL RESERVES	5- REAVALUATION RESERVE	6- REVENUE RESERVES	7- RETAINED EARNINGS	8- TOTAL STOCKHOLDERS' EQUITY
5.01	At December 31, 2000	13.372.556	72.893	103.780	11.709.655	-	25.258.884
5.02	Prior years adjustments	-	-	-	-	(2.275.013)	(2.275.013)
5.03	Increase (decrease) in Social Capital	-	-	-		-	-
5.04	Realization of reserves	-	-	(7.968)	(2.875.943)	2.883.911	-
5.05	Treasury Stocks	-			-		-
5.06	Net income for the year	-	-	-	-	10.293.890	10.293.890
5.07	Appropriation	-	-	-	6.709.750	(10.507.791)	(3.798.041)
5.07.01	Dividends	-	-	-	-	-	-
5.07.02	Appropriation of net income to reserves	-	-	-	6.709.750	(6.709.750)	-
5.07.03	Dividends paid in advance, restated	-	-	-	-	(1.286.089)	(1.286.089)
5.07.04	Proposed Dividends	-	-	-	-	(2.298.054)	(2.298.054)
5.07.05	Complementary dividends of 1998/1999/2000	-	-	-	-	(213.898)	(213.898)
5.08	Others	-	224.023	6.829	394.997	(394.997)	230.852
5.08.01	AFRMM funds used	-	17.564	-	-	-	17.564
5.08.02	Reserve constitution	-	206..459	6.829	-	-	213.288
5.08.04	Retention of retained earnings	-	-	-	394.997	(394.997)	-
5.08.04	Retention of retained earnings	-	-	-	394.997	(394.997)	-
5.09	At December 31, 2001	13.372.556	296.916	102.641	15.938.459	-	29.710.572

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

05.02 - STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY 01/01/200 A 31/12/2000 (In thousands reais)

1- CODE	2- DESCRIPTION	3- SUBSCRIBED AND PAID-UP CAPITAL	4- CAPITAL RESERVES	5- REAVALUATION RESERVE	6- REVENUE RESERVES	7- RETAINED EARNINGS	8- TOTAL STOCKHOLDER EQUITY
5.01	At December 31, 1999	13.372.556	59.064	113.078	4.113.665	-	17.658.363
5.02	Prior years adjustments	-	-	-	-	-	-
5.03	Increase (decrease) in Social Capital	-	-	-	-	-	-
5.04	Realization of reserves	-	-	(9.298)	(40.489)	49.787	-
5.05	Treasury Stocks	-	-	-	-	-	-
5.06	Net income for the year	-	-	-	-	10.159.370	10.159.370
5.07	Apropriation	-	-	-	7.586.692	(10.159.370)	(2.572.678)
5.07.01	Dividends	-	-	-	-	(2.572.678)	(2.572.678)
5.07.02	Appropriation of net income to reserves	-	-	-	7.586.692	(7.586.692)	-
5.08	Others	-	13.829	-	49.787	(49.787)	13.829
5.08.01	AFRMM funds used	-	13.829	-	-	-	13.829
5.08.04	Retention of retained earnings	-	-	-	49.787	(49.787)	-
5.09	At December 31, 2000	13.372.556	72.893	103.780	11.709.655	-	25.258.884

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

05.03 - STATEMENT OF CHANGES IN STOCKHOLDER' EQUITY 01/01/1999 A 31/12/1999 (In thousands reais)

1- CODE	2- DESCRIPTION	3- SUBSCRIBED AND PAID-UP CAPITAL	4- CAPITAL RESERVES	5- REAVALUATION RESERVE	6- REVENUE RESERVES	7- RETAINED EARNINGS	8- T STOC E EC
5.01	At December 31, 1998	13.372.556	47.813	141.027	8.272.616	-	21.834.012
5.02	Prior years adjustments	-	-	-	-	(5.060.827)	(5.060.827)
5.03	Increase (decrease) in Social Capital	-	-	-	-	-	-
5.04	Realization of reserves	-	-	(12.322)	(1.713.945)	1.726.267	-
5.04.01	Revaluation reserve	-	-	(12.322)	-	12.322	-
5.04.02	Reserve of unrealized earnings	-	-	-	(1.713.945)	1.713.945	-
5.05	Treasury Stocks	-	-	-	-	-	-
5.06	Net income for the year	-	-	-	-	1.771.404	1.771.404
5.07	Apropriation	-	-	-	153.736	(1.035.586)	(881.850)
5.07.01	Reserve Legal	-	-	-	88.570	(88.570)	-
5.07.02	Statutory reserve	-	-	-	65.166	(65.166)	-
5.07.03	Dividends	-	-	-	-	(881.850)	(881.850)
5.08	Others	-	11.251	(15.627)	(2.598.742)	2.598.742	(4.376)
5.08.01	AFRMM funds used	-	9.920	-	-	-	9.920
5.08.02	Fiscal Incentives	-	1.331	-	-	-	1.331

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

5.08.03	Reversal of Revaluation Reserve Subs. And Aff. Co.	-	-	(15.627)	-	-	(15.627)
5.08.04	Reversal of Retention of Earnings Reserve	-	-	-	(2.598.742)	2.598.742	-
5.09	At December 31, 1999	13.372.556	59.064	113.078	4.113.665	-	17.658.363

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

06.01 – CONSOLIDATE BALANCE SHEET (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
1	Total Assets	75.158.596	66.979.136	56.625.362
1.01	Current Assets	33.933.154	24.357.184	14.721.866
1.01.01	Cash and Cash Equivalents	17.107.625	11.391.418	5.393.695
1.01.01.01	Cash and Banks	1.818.037	671.160	487.129
1.01.01.02	Short Term Investments	15.289.588	10.720.258	4.906.566
1.01.02	Credits	6.451.503	4.323.546	2.818.530
1.01.02.01	Customers	5.112.876	3.652.674	2.181.053
1.01.02.02	Subsidiary and Affiliated Companies	235.727	141.295	180.679
1.01.02.03	Other Accounts Receivable	1.233.124	640.498	608.054
1.01.02.04	Allowance for doubtful accounts	(130.224)	(110.921)	(151.256)
1.01.03	Inventories	7.165.857	6.560.016	4.577.078
1.01.04	Other	3.208.169	2.082.204	1.932.563
1.01.04.01	Marketable securities	-	-	581.529
1.01.04.02	Dividends receivable	-	-	-
1.01.04.03	Recoverable Taxes	1.478.163	786.451	423.012
1.01.04.04	Prepaid expenses	693.419	304.034	209.374
1.01.04.05	Other Current Assets	1.036.587	991.719	718.648
1.02	Non-current assets	11.686.970	16.612.874	17.498.341
1.02.01	Credits	1.669.414	10.724.038	9.535.905
1.02.01.01	Petroleum and Alcohol accounts	187.440	2.951.336	2.419.227
1.02.01.02	Marketable securities	706.781	7.059.283	6.516.465
1.02.01.03	Investments in privatization process	477.669	497.487	441.793
1.02.01.04	Loans receivable	297.524	215.932	158.420
1.02.02	Credits with affiliated companies	611.583	167.804	29.560
1.02.02.01	With Affiliated	611.583	167.804	29.560
1.02.02.02	With Subsidiaries	-	-	-
1.02.02.03	Other Companies	-	-	-
1.02.03	Others	9.405.973	5.721.032	7.932.876
1.02.03.02	Ventures under negotiation	421.416	255.971	1.848.575
1.02.03.03	Deferred taxes and social contributions	2.703.039	2.496.183	3.395.560
1.02.03.04	Advances to Suppliers	866.528	739.288	679.337
1.02.03.05	Reimbursement receivable	363.702	284.202	260.872
1.02.03.06	Prepaid expenses	729.381	880.972	717.048
1.02.03.07	Compulsory deposits - ELETROBRAS	87.074	77.524	77.559

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

1.02.03.08	Judicial Deposits	623.959	350.005	278.350
1.02.03.09	Advance to migration -pension plan	2.543.802	-	-
1.02.03.10	Other non-current assets	1.067.072	636.887	675.575
1.03	Permanent Assets	29.538.472	26.009.078	24.405.155
1.03.01	Investments	1.357.699	846.687	758.532
1.03.01.01	In Affiliated	624.302	569.456	655.456
1.03.01.02	In Subsidiaries	-	-	-
1.03.01.03	Other Investments	733.397	277.231	103.076
1.03.02	Property, plant and equipment	27.742.308	24.527.356	23.119.507
1.03.03	Deferred charges	438.465	635.035	527.116

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (CVM - Comissão de Valores Mobiliários)
FINANCIAL STATEMENTS - DFP
INDUSTRIAL, COMMERCIAL AND OTHERS

BRAZILIAN CORPOPORATE LAW
As of - 12/31/2001

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	33.000.167/0001-01

06.02 - CONSOLIDATE BALANCESHEET (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
2	Liabilities and Stockholders' equity	75.158.596	66.979.136	56.625.362
2.01	Current Liabilities	21.864.158	20.141.740	18.050.524
2.01.01	Financing	5.132.491	8.082.574	10.487.604
2.01.02	Debentures	-	-	-
2.01.03	Suppliers	4.396.646	3.908.460	2.344.019
2.01.04	Taxes and social contributions payable	4.858.459	3.048.215	2.025.758
2.01.04.01	Taxes and social contributions payable	4.858.459	3.048.215	2.025.758
2.01.05	Dividends Payable	2.557.124	2.453.221	853.588
2.01.06	Accruals	1.022.380	612.149	732.574
2.01.06.01	Vacation accrual	398.472	341.549	309.399
2.01.06.02	Employees' and administrators participation	250.173	99.624	88.846
2.01.06.03	Other Payables	373.735	170.976	334.329
2.01.07	Subsidiaries and affiliated companies	36.354	30.344	33.959
2.01.07.01	Suppliers	36.354	30.344	33.959
2.01.08	Other	3.860.704	2.006.777	1.573.022
2.01.08.01	Pension plan	271.157	888.634	438.100
2.01.08.03	Consortium	2.164.000	-	-
2.01.08.04	Other Current Liabilities	1.425.547	1.118.143	1.134.922
2.02	Non-current liabilities	23.806.631	21.612.956	20.578.413
2.02.01	Financing	13.702.646	9.195.891	8.553.658
2.02.02	Debentures	-	-	
2.02.03	Accruals	3.796.118	3.169.493	2.720.281
2.02.03.01	Health Care benefits	3.270.699	2.865.079	2.505.185
2.02.03.02	Other Accruals	525.419	304.414	215.096
2.02.04	Subsidiaries and affiliated companies	21.995	20.676	18.393
2.02.05	Other	6.285.872	9.226.896	9.286.081
2.02.05.01	Deferred taxes and social contributions	3.282.901	4.288.851	3.921.223
2.02.05.02	Pension plan	2.469.780	4.524.995	5.118.469
2.02.05.03	Other	-	-	28.578
2.02.05.05	Other accounts payable	533.191	413.050	217.811
2.03	Deferred Income	478.843	-	-
2.04	Minoritary participation	42.461	278.801	432.303

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

2.05	Stockholders' equity	28.966.503	24.945.639	17.564.122
2.05.01	Capital	13.372.556	13.372.556	13.372.556
2.05.01.01	Subscribed and paid-up Capital	13.033.249	13.033.249	13.033.249
2.05.01.02	Monetary Restatement	339.307	339.307	339.307
2.05.02	Capital Reserves	296.916	72.893	59.064
2.05.02.01	AFRMM and Others	296.916	72.893	59.064
2.05.03	Revaluation Reserve	102.641	103.780	113.078
2.05.03.01	Private Assets	-	17.173	18.861
2.05.03.02	Subsidiaries and affiliated companies	102.641	86.607	94.217
2.05.04	Revenue Reserves	15.194.390	11.396.410	4.019.424
2.05.04.01	Legal	1.781.279	1.266.583	758.615
2.05.04.02	Statutory Reserves	498.388	433.221	368.055
2.05.04.03	Contigencies Reserves	-	-	-
2.05.04.04	Unrealized Earnings	-	2.875.943	2.916.432
2.05.04.05	Retention of Earnings	12.914.723	6.820.663	(23.678)

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

07.01 - CONSOLIDATE STATEMENT OF INCOME (In Thousands of Reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
3.01	Gross Operating Revenue	79.906.204	64.261.852	40.882.721
3.02	Sales deductions	(22.394.611)	(14.479.407)	(11.290.420)
3.03	Net Operating revenue	57.511.593	49.782.445	29.592.301
3.04	Cost of products and services sold	(34.855.659)	(28.938.308)	(18.937.263)
3.05	Gross profit	22.655.934	20.844.137	10.655.038
3.06	Operating Expenses	(10.001.408)	(6.852.253)	(8.303.658)
3.06.01	Selling	(2.307.093)	(1.570.633)	(1.435.626)
3.06.02	General and administrative	(1.773.037)	(1.167.751)	(860.350)
3.06.02.01	Directors' fees	(6.003)	(6.597)	(3.752)
3.06.02.02	Administrative	(1.767.034)	(1.161.154)	(856.598)
3.06.03	Financial	1.032.937	309.463	(399.901)
3.06.03.01	Income	3.159.535	2.027.558	1.346.401
3.06.03.02	Expenses	(2.126.598)	(1.718.095)	(1.746.302)
3.06.04	Other Operating Income	-	-	-
3.06.05	Other Operating Expenses	(7.152.330)	(4.680.792)	(6.078.528)
3.06.05.01	Taxes	(689.037)	(441.777)	(288.187)
3.06.05.02	Cost of research and technological development	(310.445)	(263.299)	(219.304)
3.06.05.03	Exploratory costs for the extraction of crude oil and gas	(1.075.572)	(1.088.239)	(605.982)
3.06.05.05	Net monetary and exchanges adjustments	(2.376.423)	(1.426.345)	(4.132.254)
3.06.05.06	Other Operating Expenses, Net	(2.700.853)	(1.461.132)	(832.801)
3.06.06	Participation in subsidiaries and affiliated companies	198.115	257.460	470.747
3.07	Operating Income	12.654.526	13.991.884	2.351.380
3.08	Non-operating Income	1.256.838	346.313	(71.336)
3.08.01	Revenues	4.717.548	375.878	105.261
3.08.02	Expenses	(3.460.710)	(29.565)	(176.597)
3.09	Income before taxes/employees' and adm. participation	13.911.364	14.338.197	2.280.044
3.10	Income Tax and Social Contribution	(3.256.376)	(2.995.479)	(149.919)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

3.11	Deffered Income Tax	(618.989)	(1.366.062)	(336.296)
3.12	Employees' and administrators participation	(416.454)	(209.598)	(88.846)
3.12.01	Employees' and administrators participation	(416.454)	(209.598)	(88.846)
3.12.01.01	Employees' and administrators participation	(416.454)	(209.598)	(88.846)
3.12.02	Other Contributions			
3.13	Reversal of interest on capital	-	-	-
3.14	Minority interest	247.493	175.334	51.669
3.15	Net Income for the year	9.867.038	9.942.392	1.756.652
	Total shares	1.086.104	1.086.104	1.086.104
	Net income per share of paid-up capital	9,08480	9,15418	1,61739

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

08.01 - CONSOLIDATE STATEMENT OF CHANGES IN FINANCIAL POSITION (In Thousands of Reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2001	4- 12/31/2000	5- 12/31/1999
4.01	Financial resources were provided by:	28.054.835	21.882.948	12.511.280
4.01.01	Operations	18.131.121	17.872.573	9.033.433
4.01.01.01	Net income for the year	9.867.038	9.942.392	1.756.652
4.01.01.02	Figures not affecting capital	8.264.083	7.930.181	7.276.781
4.01.01.02.01	Minority interest	(247.493)	(175.334)	(51.669)
4.01.01.02.02	Participation in stockholders' equity of subsidiaries and affiliated Companies.	(198.115)	(257.460)	(470.747)
4.01.01.02.03	Dividends	115.162	74.273	90.702
4.01.01.02.04	Depreciation, amortization e abandonment cost	3.449.977	3.418.811	3.607.080
4.01.01.02.05	Transactions with subsidiaries and affiliated companies	-	2.283	2.206
4.01.01.02.07	Monetary and exchange adjustments net	847.270	658.388	3.466.723
4.01.01.02.08	Net book value of assets disposals	1.020.860	1.824.368	558.311
4.01.01.02.09	Gain on sale of platforms and ships	(593.332)	(359.313)	(70.424)
4.01.01.02.10	Deferred taxes and social contributions net	618.989	1.363.925	362.393
4.01.01.02.11	Employee benefits and other provisions	891.973	1.034.193	699.627
4.01.01.02.12	Effect of prior years adjustment on working capital	(235.523)	-	(862.868)
4.01.01.02.13	Changes in Petroleum and Alcohol accounts - STN	969.079	196.149	32.495
4.01.01.02.14	Other	1.625.236	149.898	(87.048)
4.01.02	Shareholders'	-	48.235	-
4.01.03	Other Sources	9.923.714	3.962.140	3.477.847
4.01.03.01	Financing	5.479.720	2.180.783	1.396.352
4.01.03.02	Decrease (increase) in Petroleum and Alcohol accounts STN	1.833.078	(671.936)	1.752.777
4.01.03.03	Proceeds of sale of equipment	2.593.352	2.439.464	317.467
4.01.03.04	Credits and subventions for investments	17.564	13.829	11.251
4.02	Financial resources were used for :	20.201.283	14.338.486	12.922.065

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

4.02.01	Investments	766.814	258.487	35.165
4.02.02	Property, plant and equipment	7.590.314	5.294.031	5.762.235
4.02.03	Deferred charges	284.577	105.762	180.128
4.02.04	Transfer of financing and suppliers to current liabilities	1.902.454	1.979.342	1.750.103
4.02.05	Increase (decrease) in non-current assets	(6.166.317)	480.383	618.478
4.02.06	Dividends	3.663.079	2.595.080	885.339
4.02.07	Increase (decrease) in ventures under negotiation	1.260.515	1.568.068	1.449.690
4.02.08	Decrease in other non-current liabilities	7.204.837	1.601.694	1.000.296
4.02.09	Advance to migration - pension plant	2.543.802	-	-
4.02.10	Prior years dividends	213.898	-	-
4.02.11	Monetary and exchange adjustments allocated to assets	937.310	455.639	1.240.631
4.03	Changes in working capital	7.853.552	7.544.102	(410.785)
4.04	Current Assets	9.575.970	9.635.318	7.271.951
4.04.01	At the beginning of the year	24.357.184	14.721.866	7.449.915
4.04.02	At the end of the year	33.933.154	24.357.184	14.721.866
4.05	Current Liabilities	1.722.418	2.091.216	7.682.736
4.05.01	At the beginning of the year	20.141.740	18.050.524	10.367.788
4.05.02	At the end of the year	21.864.158	20.141.740	18.050.524

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Report of Independent Accountants

February 4, 2002

To the Board of Directors and Stockholders
PETRÓLEO BRASILEIRO S.A. - PETROBRAS

1 We have audited the balance sheets of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and the consolidated balance sheets of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries at December 31, 2001 and 2000 and the corresponding statements of income, of changes in stockholders' equity and of changes in financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS, as well as the corresponding consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

3 In our opinion the financial statements audited by us present fairly, in all material respects, the financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and its subsidiaries at December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position of PETRÓLEO BRASILEIRO S.A. - PETROBRAS as well as the consolidated results of operations and changes in financial position, for the years then ended, in conformity with accounting principles prescribed by Brazilian Corporate Law.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flow (consolidated and parent company), of value added (consolidated and parent company) and segmentation of business (consolidated) are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Independent Accounting Firm
CRC-SP-160-S-RJ

Marcos D. Panassol
Partner
Contador CRC-SP-155.975/O-8-S-RJ

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

MESSAGE TO THE SHAREHOLDERS

Without doubt 2001 was a milestone in our history. We faced difficulties, took important decisions and achieved successes that proved the professionalism, dedication and capacity to overcome obstacles of our human resources and the importance of the interaction between Petrobras and the community. We reformulated our policy of social responsibility, consolidated our internationalization strategy, increased our average production of oil, gas and NGL and closed the year with highly positive results.

These initiatives, coupled with our operating performance and especially the Company's well-established leadership in the technology of deep-water prospection, exploration and production resulted in Petrobras being chosen for the second time by the Offshore Technology Conference as Company of the Year, the most important distinction in the oil industry.

Besides this, our rating has been upgraded by Moody's Investor Services, one of the most influential and respected agencies assessing investment risk. Debt classification in foreign currency was raised from B1 to Ba1, three levels above

Brazil's sovereign risk, and only one level below our goal -- which is to achieve investment grade classification.

In the operating area, we consolidated the Program for Excellence in Environmental Management and Operating Safety (Pegasus) -- one of the boldest programs for operating safety, environment and the health to be introduced by any company in the world - and we also introduced the Operating Excellence Program (OEP) in our offshore units.

All the operating units have received certification for environmental purposes (ISO 14001) as well as for operating safety and health (BS 8800 or OHSAS 18001).

It must be mentioned that during 2001 Petrobras faced one of the most serious accidents in its history -- the sinking of P-36. It is true that in economic terms the results of the accident have been overcome: two new platforms have entered service on the Marlim Sul Field, P-38 for storage purposes and P-40 for production, so that the loss of P-36's production has already been mad e good.

But it is also true, and this cannot be forgotten, that nothing can make up for the other loss -- that of human lives.

Besides this, on December 27 we achieved a new Brazilian record for daily production of oil, gas and natural gas liquids (NGLs) with 1,568 million barrels of oil equivalent per day. Another highlight was that the two new platforms on the Marlim

Sul Field produced 78 thousand barrels per day from three wells after being in service for only 12 days. One of these wells, MLS-42, registered the highest oil production of any well on Brazilian territory (around 40 thousand liters), ranking it among the world's biggest offshore producers.

We are certain that strengthening social responsibility initiatives and improving its policies of corporate governance are essential factors for keeping Petrobras competitive. Management transparency and an ever-greater commitment to shareholders are a fundamental part of our strategy.

The Company's commitments to society are equally fundamental and are being respected and carried out. All this is taking place without at any time losing sight of the business perspective, in other words, the need to generate benefits and value for our shareholders.

The Strategic Plan created in 1999 has been periodically updated in line with new forecasts, precisely in order to ensure that its goals will be achieved in the best possible way.

Today, there is a strong perception at all levels of the Company that Petrobras has changed direction over the last two years. Human resource policies are being brought into line with the best market practice and are showing our concern to recognize and value good performance and commitment to business goals.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Petrobras is aware of its role in the development of Brazilian society and, in 2001, devoted around R$ 120 million to approximately 260 programs benefiting cultural, educational, environmental, social and sporting projects. There has been a profound reformulation of our strategy with regard to the company's social responsibilities.

In 2001, Petrobras, aware of social trends and needs, designed a new social program which set the most stringent parameters for excellence in social performance of any Brazilian company, whether private or state-owned.

With respect to our goals of internationalization two events of profound importance should be highlighted: the asset swap with Repsol-YPF and the offering of shares on the New York Stock Exchange.

Following the agreement with Repsol-YPF, signed in December, we have acquired a refinery in Argentina with processing capacity of thirty thousand barrels per day and around 700 service stations, representing approximately 12% of the Argentinean market -- the second largest in South America.

With respect to the offering of preference shares made in July 2001 it is worth noting that all of the paper was placed within 21 days -- a record for a Latin American company. Furthermore, the shares on offer, with a total value of US$ 807 million were oversubscribed 1.7 times.

It is important to note that 50% of the buying orders were placed by new investors, strengthening and diversifying the Company's shareholder base. Out of the total shares offered, 64% were placed in the United States, 17% in Europe and 19% in Brazil.

As a result of all these efforts and commitments, we closed the year with a net profit of R$ 9.9 billion and cash generation (Ebitda) of R$ 17.3 billion.

Today, Petrobras is on the road to success and will continue improving its fundamentals and seeking new modes of activity. We consider that the Company is fully qualified to face any turbulence in the regional and international economic scenarios in 2002, without allowing the rhythm of its investments and growth to diminish.

José Jorge de Vasconcelos Lima **Henri Philippe Reichstul**

President of Board of Directors **President of Petrobras**

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

OPERATIONAL SUMMARY

PROVED RESERVES (billions of barrels of oil equivalent – boe) (1) (3) (5)	**10.6**
Oil and condensate (billion barrels)	8.5
Natural gas (billions of barrels of oil equivalent)	2.1
AVERAGE DAILY PRODUCTION (thousand barrels of oil equivalent- boe) (1) (4)	**1,636**
• Oil and LNG (thousand bpd)	**1,379**
Onshore	258
Offshore	1,121
• Natural gas (millions of m3)	**41.1**
Onshore	17.9
Offshore	23.2
PRODUCER WELLS (oil and natural gas) - 12/31/2001	**8,690**
Onshore	7,889
Offshore	801
DRILLING RIGS - 12/31/2001	**38**
Onshore	15
Offshore	23
PRODUCTION PLATFORMS - 12/31/2001	**92**
Fixed	70
Floating	22
PIPELINES (km) - 12/31/2001	**15,390**
Oil and derivatives	7,890
Natural gas (2)	7,500
SHIPPING FLEET - 12/31/2001	**124**
Number – company	62
– chartered	62
Tonnage (millions of deadweight tons - tdw)	8.2
TERMINALS - 12/31/2001	**53**
Private marine	10
Private river	3
Marine, river and lake terminals at third party ports	11
Land	29
Storage capacity (thousand barrels)	66,723

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

REFINERIES– 12/31/2001(1)	
Number	**14**
Nominal installed capacity (thousand barrels per day– bpd)	2,021
Average volume processed (thousand barrels per day– bpd)	**1,680**
Brazil	1,650
Abroad	30
Average daily production of derivatives (thousand barrels per day - bpd)	**1,676**
IMPORTATION (thousand barrels per day - bpd)	
Oil	278
Derivatives	326
EXPORTATION (thousand barrels per day - bpd)	
Oil	98
Derivatives	203
SALES OF DERIVATIVES (thousand barrels per day – bpd)	**1.997**
Brazil	1,696
Abroad	301
NATURAL GAS SALES (volume handled) (thousand m^3 per day)	**25.600**
National gas	15,500
Bolivian gas	10,100
FERTILIZERS (Number of plants - 2)	
• *Average daily production of ammonia (tons)*	488
• *Average daily production of urea (tons)*	473

Notes: (1) Includes foreign data corresponding to all joint ventures in which Petrobras participates .
(2) Includes the Brazilian side of the Bolivia-Brazil Gas Pipeline (2,600 kilometers).
(3) Includes oil from shale (3,988 barrels per day).
(4) LNG is not included in the production of natural gas.
(5) Proved reserves are measured according to the criteria of the Society of Petroleum Engineers (SPE).

Voting Capital - Common


3.36%
4.10%
4.59%
0.14%
7.37%
55.71%
22.71%
2.02%
Federal Government
BNDES / BNDESPar
American Depositary Receipts level III
FMP - FGTS Petrobras
Petrobras Pension Fund - Petros
São Paulo Stock Exchange Custody
Foreigners (Annex IV-RES. No 1832 C.M.N)
Others

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01


5.48%
16.26%
18.81%
34.04%
24.93%
0.47%

BNDES / BNDESPar

American Depositary Receipts level III

Petrobras Pension Fund - Petros

São Paulo Stock Exchange Custody

Foreigners (Annex IV-RES. No 1832 C.M.N)

Others

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01


32.10%
32.53%
7.95%
27.42%
Federal Government
BNDES / BNDESPar
American Depositary Receipts
Free Float

EXPLORATION & PRODUCTION IN BRAZIL

The year 2001 was unfortunately marked by the accident with the platform P-36, which was operating in the Campos Basin. This accident, which caused the sinking of the platform a few days later, emotionally affected the entire Company due to the loss of human lives. Although the platform was insured, so that Petrobras did not suffer material losses, the interruption to production in the Roncador field meant that the company was prevented from producing even more significant volumes.

Despite the accident, the average annual production was 1,336 thousand barrels per day (bpd) of oil, natural gas liquid (NGL) and condensate, together with

38,477 thousand cubic meters per day of natural gas (36,872 thousand cubic meters per day deducting the portion transformed into NGL), reaching a total average production of 1,568 thousand barrels of oil equivalent per day (boed), which represents an increase of 5% in relation to the prior year.

The production performance in 2001 was principally due to the connection of new wells to the Marlin Field platforms. On December 27, the company recorded its highest daily all-time production rate – 1,568 thousand bpd of oil, NGL and concentrate – which was obtained principally as a result of the following events:

- The semi-submersible platform P-40 and the FSO (floating storage and transfer unit) P-38 initiated production at Module 1 of the Marlim Sul Field (RJ) on December 17, 2001, and reached 78 thousand bpd by the end of the year;
- In the Marlim Field, 13 producer wells were connected to the platforms P-26, P-35 and P-37;
- The oil collection/treatment and gas processing units located at the River Urucu Province in the Solimões Basin (AM) reached a record average monthly production in October of 59.7 thousand bpd of oil and NGL and 7.4 million cubic meters per day of natural gas.

The offshore production of oil, NGL, condensate and natural gas corresponded to 79% of the total, of which 73% derived from systems located in water depths exceeding 400 meters.

The cost of extraction, net of governmental participation, reached US$ 3.26/boe, compared with US$ 3.31/boe in 2000. The portion relating to government participation corresponded to US$ 3.29/boe and is directly related to the price of oil and the production increase. Therefore the total cost of extraction reached US$ 6.55/boe, which represents a 7.7% reduction in relation to the cost in 2000.

Discoveries

During the year the drilling and evaluation of 485 wells were concluded, of which 116 were exploratory wells – 43 onshore and 73 offshore –and 369 production development wells. The success ratio was 24%, with 11 discoveries onshore and 17 offshore.

The main exploration results during the year were obtained in offshore blocks BC-60, BS-500, BC-2 and BS-4, the last two operated by international companies. The blocks located in the Campos Basin (BC-60 and BC-2) obtained significant proven volumes of oil, of a low API grade, but with sufficient economic potential. Similar results were obtained in blocks BS-500 and BS-4 in the Santos Basin.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Other significant exploration results were obtained in the offshore blocks BFRD (Fragata Field) in the Espírito Santo Basin and SEAL-100 (discovery of well 1-SES-142) in the Sergipe-Alagoas Basin. The first is a gas field close to the city of Vitória (ES) and the second an oil discovery on the coast of Sergipe, in a water depth of approximately 500 meters, close to the production infrastructure of the Guaricema and Dourado fields. Both discoveries lead to expectations of continuing exploratory activities in these areas.

Another highlight was the discovery of oil and natural gas in Bahia, in the Camamu-Almada Basin (BCAM-40) via the wells 3-BAS-131 and 3-BAS-132, drilled to establish the limits of the discovery made by well 1-BAS-128 in October of 2000. This new discovery took on a special importance since it proved the presence of oil and gas in the interval that had previously been considered a gas bearer, in addition to having found new oil and gas bearing intervals. In this block Petrobras is the operator with a 35% share.

Also in deep and ultra deep waters (water depth above 400 meters), we should mention the discovery made by the well 1-ESS-100 in a water depth of 1,250 meters in block BC-60. This discovery, depending on the result of the technical and economic study already commenced, should be commercial.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

In the blocks operated by Petrobras in partnership, a discovery was made by well 1-SCS-10, located in the shallow portion of the Santos Basin in block BS-3. The Company's participation in this block is 35%.

The Company made 11 important discoveries from a regional viewpoint onshore: one in the Potiguar Basin, two in the Recôncavo Basin, seven in the Espírito Santo Basin and one in the Amazonas Basin.

The volumes of heavy oil in the 15 to 18 API grade range discovered principally between August 1998 and December 2001 should be taken into account, highlighting the Campos Basin and the northern portion of the Santos Basin. The economic production of such oil resources requires special technologies. Therefore Long Duration Tests (TLDs) are programmed in horizontal wells to be drilled in blocks BC-30 (Campos Basin) and BS-500 (Santos Basin), where the Company holds 100% of the rights, and in blocks BS-4 (Santos Basin) and BC-10 (Campos Basin), operated by other companies, where the Company holds 40% of the rights. Due to the potential for discovering new heavy oil accumulations in the deepwater and ultra deep-water regions of the sedimentary basins in the South-Southeast, it is believed that the economic utilization of this type of oil will lead to a significant increase in Brazilian reserves.

A more accurate definition of the volumes, productivity and commercial potential of the areas discovered in 2001 will be possible through the ongoing exploration process.

Reserves

Petrobras' proved reserves of oil, condensate and natural gas in Brazil reached 9.67 billion boe (Society of Petroleum Engineers – SPE criterion), with a replacement ratio of proved reserves of 104%, the reserves/production (R/P) ra tio, considering oil, condensate and natural gas, was 18.1 years.

Concessions Acquired and Partnerships Signed in 2001

In June the Company took part in the Third Round of Bidding for the Exploratory Blocks held by the National Petroleum Agency (ANP), when 15 blocks were directly acquired, seven with 100% participation and eight in joint ventures with other companies.

On August 6, 2001, after complying with the Minimum Exploration Program, Petrobras returned 58 exploratory blocks to ANP. After the return in the second half-year of blocks BC-8 and BC-9, operated by Amerada Hess and Kerr McGee

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

respectively, the Company ended the year with 54 exploratory blocks, 41 production development blocks and 233 production blocks.

Of the 58 exploratory blocks returned, the Company made 17 discoveries in three years (between 08/06/98 and 08/06/2001) and retained the areas corresponding to the discoveries in order to continue evaluation work. The recoverable volume discovered reached around 650 million boe.

In April 2000, in the Executive Board approved a proposal to sell 73 of the mature fields, whose scale and economic potential are not within Company standards. These fields were offered to 56 prequalified companies - 39 Brazilian and 17 foreign. At an auction held on May 11 and 12 of 2001, 13 fields were sold in two groups: Group BA-1, composed of four fields in Bahia (Santana, Fazenda Rio Branco, Fazenda Santo Estevão and Sauípe), and Group AL-1, comprising nine fields in Alagoas (Coqueiro Seco, Fazenda Guindaste, Jequiá, Lagoa Pacas, Sul de Coruripe, Sebastião Ferreira, Tabuleiro dos Martins, Cidade Sebastião Ferreira and Fazenda Pau Brasil). The winning bidders were the Brazilian companies W. Washington and Rainier Engineering, with bids of US$ 8.1 million US$ 6.7 million respectively.

The 60 mature fields that were not sold at the auction will be re-evaluated by the Company and some of them may be placed on sale again in small groups, to attract smaller companies.

Operational Safety, Environment and Health Management

The restructuring of the Company implemented at the end of 2000 with the introduction of new organizations, managements and responsibilities, made it necessary to revise procedures, train staff and improve and adapt working processes. Despite these structural alterations, all the business units maintained their ISO 14001 and BS 8800 certifications and all the targets defined in the Excellence in Environmental Management and Operational Safety Program (Pegasus) were achieved.

P-36

The accident on March 15 of 2001 cost the lives of 11 employees and culminated with the sinking, five days later, of the semi-submersible production platform P-36 that was operating in the Roncador Field (RJ). A column was damaged and progressive flooding of the buoyancy spaces occurred, resulting in continuous heeling until the platform sunk on March 20. As a result of the sinking of the platform, around 1,200 cubic meters of diesel oil and 300 cubic meters of oil spilled into the ocean. This volume was contained by floating barriers and was almost completely collected or evaporated, and did not cause impacts to the environment.

A detailed technical investigation was carried out to determine the causes of the accident, performed by a Commission of Inquiry made up of representatives of the employees, the unions and the Federal University of Rio de Janeiro (Coppe/UFRJ), accompanied by a classification agency of recognized competence and integrity, DNV (Det Norske Veritas). Dozens of technicians from the Company and other companies took part. Three months after the event, the final conclusions were presented, covering a complete analysis of the causes that led to the accident and loss of the platform. The result was disclosed to Brazilian society through mass circulation media, characterizing a hitherto unprecedented attitude in Brazil. In addition to the internal dissemination, with dozens of lectures at E&P installations and other business areas, meetings were held abroad with specific groups and in Brazil, a technical workshop was held with invited representatives from the domestic and international oil exploration and production industry.

As a response to the occurrence, the Operational Excellence Program was implemented in the Exploration and Production business area focused on offshore installations. The object of this program is to promote a jump in quality of offshore oil exploration and production operations by December 2002, acting in an integrated manner to cover people, procedures and installations, seeking out all causes that could lead to accidents.

Management of Deepwater and Ultra deep Water Technology

For the second time the Company's deepwater and ultra deep-water technology was internationally recognized in May by an award from the Organizers of the Offshore Technology Conference (OTC).

Project Finance

The Company has been utilizing project finance programs for certain projects to develop production.

During the year a new joint venture coordinated by the banks Itaú and ABN - Amro was set up to provide additional project finance for the Marlim Field. An SPC (special-purpose company) was set up, called Nova Marlim S. A., to receive the US$ 100 million capital contribution. The company comprises ABN-Amro Asset Management, BNDESpar, Bradesco Asset Management, JPM, M. Safra, Petros and Valia, and issued debentures on the domestic market to a total value of US$ 734 million.

The average oil production of the Marlim Field in 2001 was 520 thousand bpd from 83 wells. This Field is expected to produce an average output of 584 thousand bpd of oil in 2002.

During the year the project for the Pargo, Carapeba, Garoupa and Cherne fields (PCGC) received investments of US$ 86 million, and the total investment is estimated at US$ 134 million. The objective of this project is the use water injection technology to re-establish an adequate pressure level for the reservoirs in these fields, maximizing secondary oil recovery. In addition, the project includes drilling wells to incorporate the reserves of the Congro Field.

REFINING IN BRAZIL

During the year the daily average of throughput at refineries located in Brazil reached 1,650 thousand barrels per day (bpd), 3% higher then the 2000 performance. The share of domestic crude oil in the total volume processed increased slightly from 75% to 76%. Oil products production recorded a 5% increase, with an average of 1,646 thousand bpd.

In September the monthly processing record of the distilling units at the Brazilian refineries was broken with a figure of 1,736 thousand bpd. A daily production record of 518 thousand bpd for cracking unit processing was also achieved in September. The daily annual average volume processed at the units was 445 thousand bpd, 7% higher than the prior year.

The average operational refining cost was US$ 0.98 per barrel processed, 8.4% lower than in 2000.

Proceeding with the targets defined in the Strategic Plan, investments being made in the refining area - which should total US$ 4.3 billion between 2001 and 2005 - will be allocated to install new units at existing refineries to achieve the following objectives:

- Improvements in the quality of gasoline and diesel oil and compliance with environmental requirements;
- Greater focus on and higher absorption of the heavier domestic oil by the refineries;
- Increase in the Company's profitability through integration of the Supply and Exploration & Production areas;
- Adjustment of the supply and demand profiles of derivatives;
- Greater market competitiveness.

The construction of three water treatment units for diesel oil was commenced at the Duque de Caxias (Reduc), Gabriel Passos (Regap) and Presidente Vargas (Repar) refineries. The investments planned total US$ 530.0 million, and the new units should come on stream by the end of 2003. The purpose of the installations is to be able to offer diesel oil with a maximum sulfur content of 0.05% to 14 metropolitan regions of Brazil, contributing to an improvement in environmental quality.

The new Residue Fluid Catalytic Cracking (RFCC) unit came on stream at the Landulpho Alves Refinery (Rlam), with a capacity of 63,0 thousand bpd and involving investments of US$ 368 million. The purpose of the unit is to increase the production of derivatives, especially diesel oil, in the Northern Region of Brazil.

Operational Safety, Environmental and Health Management

During the year all the industrial refining installations (refineries, production of oil from shale and fertilizer production) completed certification of their Operational Safety, Environmental and Health Management systems under the ISO 14001 and BS 8800 (or OHSAS 18001) standards. This systemization of management, associated with the implementation of Pegasus (Excellence in Environmental Management and Operational Safety Program) and the effort made by leaders to improve the safety culture (principles and values), led to a significant improvement in global results in the refining area.

SALES IN BRAZIL

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Oil products sold in Brazil, with prices in line with the international market, resulted in net revenues of R$ 44 billion, corresponding to an 11% increase in relation to the prior year. This billing was the result of sales of 1,696 thousand barrels of products, a reduction of 1% in relation to 2000.

Petrobras' main customer was BR Distribuidora, which accounted for 21% of sales volume, especially gasoline, diesel oil, jet oil and fuel oil.

In the foreign trade segment, 326 thousand barrels/day of oil products were imported, at a total expense of US$ 3.3 billion CIF. At the same time 203 thousand barrels/day of oil products were exported, providing revenues of US$ 0.7 billion FOB. Compared to the volumes for the year 2000, these figures show a decrease of 16% in imports and 28% increase in exports. A base for commercial operations was also established in Singapore to cover the Persian Gulf and Far East markets.

The increasing domestic production of crude oil led to a reduction in foreign purchases to 278 thousand barrels/day, representing an 8% reduction in relation to 2000.

Exports of crude oil from the Marlim Field continued, and enabled the Company to expand its customer base on a more sustainable basis. During the year 98 thousand barrels/day were exported to various destinations.

The sales of crude oil and oil products on the domestic and foreign markets provided consolidated net revenues of US$ 22 billion, corresponding to an 11% reduction in relation to the prior year. This performance was a consequence of the falls in the international prices of oil products.

The federal government's process of liberalizing the oil industry continued during 2001, reaching jet oil, the prices of which are already liberated and determined by the market. For consumers, the prices of diesel oil and liquefied petroleum gas were liberated. Although the importation of naphtha was liberated, the petrochemical complexes operating in Brazil did not make purchases abroad and Petrobras remained the exclusive supplier of the product. However the great impact made by opening up the market was felt as from 01/01/02, when gasoline, diesel oil and liquefied petroleum gas (LPG) prices practiced by Petrobras ceased to be established jointly by the ministries of Mines and Energy and Finance. Since then a free pricing system has been in force, together with liberation of gasoline and diesel oil imports, but subject to prior agreement from the National Petroleum Agency (ANP).

The end of restrictions on the import of these products, with the completion of the transition stipulated in the Petroleum Law, was due to be approved by Congress in Constitutional Amendment No 33 in December 2001. By altering articles of the Federal Constitution, this Amendment enabled the Contribution for the Intervention in an Economic Domain (CIDE) to be charged on the importation of oil and derivatives, natural gas and derivatives and fuel alcohol, thus discontinuing the levy of the Specific Price Portion (PPE).

Under this new taxation system and following the fluctuations in international market prices, the prices of gasoline and diesel oil practiced by Petrobras as from 01/01/02 were reduced by an average of 25% and 8% respectively in relation to the prices in December 2001. The reductions had consequences in the long supply chain, leading to lower prices for these products at gas stations, with resulting gains for consumers.

The new prices practiced by the Company are in line with competition from the principal imported sources of oil products. It should also be highlighted that in addition to the supply of imported products derived from the excess world refining capacity, there is competition on the Brazilian market, although on a lower scale, from private refineries and petrochemical companies.

TRANSPORT

Pipelines and Terminals

The Company concentrated its efforts on implementing the Integrity Program for pipeline transport installations, with the objective of inspecting around 50% of the pipeline network (6,473 kilometers) and identifying possible weak points in the system. The sections identified were replaced, which increased the installations' level of reliability.

The total pipeline network remained at 12,790 kilometers, of which 7,890 kilometers of gas pipelines (excluding the Bolivia-Brazil Pipeline). The total tanking capacity at the terminals remained at 10 million cubic meters.

A leasing contract negotiated in December 2000 by Transpetro for the Petrobras pipeline and terminal installations (D&T) came into force on October 1, 2001. On that date the National Petroleum Agency (ANP) granted authorization to Transpetro to operate the installations, which was a precondition for the contract to become effective. This was a milestone in free access to D&T, foreseen in Article 58 of Law 9.478/97, making viable the opening up of the derivatives market planned for January 2002. With the authorization, Transpetro consolidates the management and operation of 6,305 kilometers of pipelines owned by Petrobras and 222 kilometers of pipelines owned by Copesul, in addition to 43 river and land terminals, and the company can now provide pipeline transport and storage services to Petrobras and third parties by charging tariffs, according to the regulations issued by ANP.

In November Transpetro completed its first sale of pipeline transport services on a "free access" basis: the transport of 1,265 tons of butadiene from Petroflex.

Shipping Transport Business

The Petrobras system operated with a monthly average of 124 tankers, which represented a total transport capacity of 8.42 million deadweight tons (tdw), of which 62 company vessels with a total capacity of 3.9 million tdw.

The total volume carried reached 123 million tons, of which 79.8 million of coastal shipping and 43.2 million of long-distance shipping. This profile reflects the trend of reducing long-distance voyages as a result of the increase in domestic oil production and importation of crude oil from Venezuela and Argentina.

The year was a milestone in the process of expanding and renewing the Transpetro tanker fleet. In March and December the company received 28 oil tankers from Petrobras, which were incorporated into its assets. The vessels totaled 1.51 million dwt.

In the first quarter, Transpetro purchased two Suezmax type tankers through its subsidiary abroad, renamed Cartola and Ataulfo Alves. In 2002 these units will be converted into relief vessels, to operate in transporting production from the Campos Basin, and will be provided with additional maneuver control resources, including dynamic positioning.

In August the results of the tenders to construct two new Suezmax and two Panamax vessels were announced, the winner bidder being Estaleiro Ilha S.A.

(Eisa). These incorporations are planned for 2004 and will increase the transport capacity by 440 thousand tdw, representing an investment of US$ 245 million.

Pecém Terminal Project

This project is aimed at constructing a tankage terminal to make viable the transfer of products from the distribution companies in the Mucuripe area to Pecém. Petrobras, through its subsidiary Transpetro, is participating with 45%, and Oiltanking with 55%. The investment will be US$ 32 million.

Operational Safety, Environmental and Health Management (HSE)

- Improvement of the HSE management system, focused on attitudes, with the signature of the Transpetro-Dupont partnership contract, which commenced on 06/04/2001 for a duration of three years. The contract envisages the integration of 35 professionals from Dupont in the Transpetro Transport Units, to transfer culture and correct errors, focused on Health, the Environment and Operational Security;

- Socio-psychological and integration evaluation of the Transpetro workforce through the signature of a contract with the company Fênix Consultoria, which began on 05/28/2001. This contract is aimed at evaluating the profile of the workforce and establishing a basis for implementing intense participation, defining a new model of sustainable behavioral activities.

- Creation of the HSE prize for contractors, to provide incentives and awards to those that demonstrate adequate performance in HSE management. This prize was introduced as a pilot system in the Southeastern Pipelines and Terminals (DTSE) and Midwest Pipelines and Terminals (DTCS); it will be introduced in the remaining departments by July of 2001;
- Implementation of the DDSMS – Daily Health, Environmental and Safety Dialogue, which will enable the training and awareness of the workforce to be improved by daily reinforcements provided through lectures at work locations, covering Maintenance and Construction Services as a priority;
- Intensive training in pollution combat techniques, including abroad;
- Creation of the Special Contingency Group (GEC), made up of highly qualified staff for the organization, control and combat of emergencies;
- ISO 14000 and BS 8800 Certification of all the Transpetro operational units;
- Review of Transport Operating Regulation – 26 (NDT-26), establishing safer procedures in the control of product transfer operations.

PETROCHEMICALS

Petrobras Química S.A. – Petroquisa is a subsidiary of Petrobras that operates in the petrochemical sector through shareholdings in companies serving various segments of the industry, totaling R$ 948 (US$ 401.1) million in assets (see table).

The profitability of the portfolio was 8.8% for the year, based on the ratio between the equity gain of the companies in operation and the value of the investment. This result reflects the performance of the petrochemical complexes, which represent around 80% of the investment portfolio of Petroquisa, which was principally affected by the behavior of the currency and a reduction in contribution margins.

The production of ethane by the feedstock production centers – Copene, Copesul and Petroquímica União, which represent around 80% of Petroquisa's investment portfolio – reached 2.5 million tons in 2001, placing Brazil 11th in the world ranking. The 3.8% fall in production in relation to the prior year was a result of programmed maintenance stoppages by Copesul and Copene.

In accordance with the Petrobras Strategic Plan, the Company has been developing new business, integrating the availability of natural gas and refining first and second stage generation petrochemicals, giving priority to the polyolefin segment. We highlight below the progress of the most significant projects:

- Rio Polímeros S.A. – Venture to produce 515 thousand tons/year of polyethylene and 76 thousand tons/year of propylene from ethane and propane, both extracted from natural gas from the Campos Basin, with total investments planned of US$ 1.0 billion. In October of 2001, funding contracts were signed with the US Eximbank, Sace from Italy and the BNDES. Construction began in November 2001, and operation start-up is planned for the second-half of 2004. The shareholdings are as follows: Unipar (33.3%), Suzano (33.3%), BNDESPar (16.7%) and Petroquisa (16.7%);

- Companhia Petroquímica Paulista – CPP – The project to produce 250 thousand tons of polypropylene from propane derived from the Paulínia Refinery (Replan) is being re-evaluated, involving investments of US$ 180 million; the Petrobras holding is 9.3%, with OPP Petroquímica holding the remaining 90.7%;

- Petrobras is in the final stages of negotiations to form a joint venture with BASF to produce 160 thousand tons/year of acrylic acid/super absorbent polymers, the raw material being propane from the Henrique Lage Refinery (Revap). The investments will be US$ 280 million, and the operation is planned to come on stream in 2005.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Petroquisa Shareholdings

Company	Products	Capacity (1,000 t)	Voting Capital (%)	Total Capital (%)
Copene – Petroquímica do Nordeste S.A.	Basic petrochemicals	1,200 of ethane	15.4	21.4
Copesul – Companhia Petroquímica do Sul	Basic petrochemicals	1,135 of ethane	15.6	15.6
Petroquímica União S.A.	Basic petrochemicals	500 of ethane	17.5	17.4
Metanor S.A. – Metanol do Nordeste	Methanol	82.5	49.5	33.4
Deten Química S.A.	Linear alkylbenzene	220	28.6	27.2
Fábrica Carioca de Catalisadores S.A.	Catalyzers	36	40.0	40.0
Petrocoque S.A. Indústria e Comércio	Calcined petroleum coke	400	35.0	35.0
Petroquímica Triunfo S.A.	Low-density polyethylene	150	45.2	57.3
Companhia Alagoas Industrial – Cinal	Utilities and services	–	16.6	13.5
Rio Polímeros S. A.	Polyethylenes	515	16.7	16.7

DISTRIBUTION

The subsidiary Petrobras Distribuidora S.A. – BR, leader in the fuel distribution sector, returned net income of R$ 374 million, an increase of 34.5% against the figure recorded in 2000, which represents a return of 24.5% on average shareholders' equity for the financial year.

The gross amount of R$ 132 million originating from the BR share of the asset swap between Petrobras and Repsol-YPF contributed to this result, through the transfer of rights to sell 40 thousand cubic meters of fuels/month to gas stations, to an amount equivalent to US$ 60 million.

The volume sold was 3.2% higher than the figure achieved in the prior year, as a result of the stability provided by regulatory improvements in the fuel distribution market during the second half of 2000. As a result BR increased its market share from 32.0% to 32.8%.

Capital expenditure in investments made in 2001 reached R$ 211 million, concentrated on expansion and modernization of the derivative and natural gas distribution stations, projects to expand the asphalt manufacturing units, installations at industrial and commercial clients and in the implementation of environmental protection systems. Investments of R$ 356 million are planned for 2002.

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Automotive Segment

BR has been demonstrating a capacity to adapt to changes, anticipating the scenario of total deregulation of the oil and natural gas sector. In 2002, in order to expand its market share even further, it invested in the acquisition and modernization of gas stations and in the quality of products and services offered to customers.

The strengthening of the gas station and BR Mania convenience shop network remains the fundamental strategy to expand its share of the automotive segment, which increased by 2.8% in relation to the prior year.

Highlights in the automotive segment:

- The success of the "De Olho no Combustível" (watch the fuel) program contributed to increase awareness of the relationship between the quality and price of products;
- The BR Mania brand, the market leader with 488 convenience shops, constituted a differential in diversifying the supply of services, offering better utilization of time spent at BR gas stations;
- The expansion in the relationships between BR and its resale partners – through regional meetings and the *Jornal do Revendedor* (Reseller's Journal - a vehicle to integrate the resale client network) – has enabled the quick solution of various holdovers, causing great satisfaction amongst resellers.

Consumer Segment

In this segment - represented by 8 thousand industrial and commercial clients, transport fleets, retail transport resellers (TRR), government departments and airlines, Petrobras Distribuidora is also the market leader, with a share of 47.4%.

Technical support for customers continues to be one of the principal factors that demonstrates the significant differential of BR in this market.

Highlights in the Consumer segment:

- Strengthening of partnerships with large industrial clients and cargo and passenger transport companies, aimed at providing supply and fuel logistics;
- Expansion of the asphalt manufacturing units;
- Consolidation of BR's leading position in the vehicular natural gas (VNG) market, with a share of 61.5% and a significant network of 119 gas stations throughout Brazil;
- The service provided by BR to domestic and foreign airlines at 102 Brazilian airports increased its market share to more than 53.1% in 2001;

- The transfer to Petrobras of the BR stockholdings in piped gas companies should occur in 2002, based on a market value valuation of the investments by a specialized institution, estimated at R$ 554 million.

Operational Support

To expand its commercial operations, Petrobras Distribuidora continues to invest in the expansion, installation and organization of operational establishments and maintenance of the distribution infrastructure. The company has 88 storage bases distributed strategically throughout the country and 180 transport companies registered to handle the products.

Operational Safety, Environmental and Health Management

Sharing the effort made by the Petrobras System to become a benchmark in Operational Safety, Environment and Health (HSE), BR invested around R$ 30 million in 2001, continuing its Environmental Action Plan implemented in 2000, which covers operational and commercial activities. The highlights include:

- At Outlets: the replacement of regular tanks by double-walled installations, environmental monitoring through the installation of leak detection equipment and regular testing of water tightness, together with revaluation of the water and oil separator systems

- At Aviation Dealers, Industrial Clients and Reseller Stations: implementation of the Emergency Situation Plan, which provides guidelines for clients and partners;

- In the Transport segment: implementation of the Emergency Response Plan, which offers resources from specialized companies for road accidents and environmental rehabilitation to ensure effective combat of accidents involving product spills;

- In the operational infrastructure: investments in improvements in various installations to strengthen safety, environmental protection and health related systems. In parallel a training system in environmental management, industrial safety and environmental legislation was introduced for the technical and management staff.

GAS AND ENERGY

The demand for natural gas has been accelerating since 1999, as a result of increasing consumption in the industrial sectors - a consequence of the policy promoted by the federal government to provide incentives to replace fuel oil by natural gas - for commercial, residential and principally automotive use. The expansion of the infrastructure installed played a decisive part in the increase in demand since construction of the Bolivia-Brazil gas pipeline (Gasbol). The target is to expand the share of gas in the Brazilian energy matrix from 3% to 10% by 2009.

During the year, the domestic supply of natural gas reached 15.5 million cubic meters per day. Added to the 10.1 billion cubic meters imported daily from Bolivia, supply reached 25.6 million cubic meters per day. Of this total, the volume of natural gas sales to the Brazilian market totaled 20.3 million cubic meters per day, which represents a 28.5% increase in relation to 2000. The remainder of the natural gas supply was consumed internally by Petrobras units.

Currently Petrobras, through BR Distribuidora, has interests in 13 natural gas distribution companies, and in December 1993 obtained a concession for the distribution over a period of 50 years of natural gas in Espírito Santo, where the company has an office (Natural Gas Sales and Distribution Department – GVD).

Through Gaspetro, it has holdings in the natural gas distribution companies in the Federal District and Goiás, making a total of holdings in 15 state distribution companies and one sales department.

In addition, it maintains and operates an extensive gas pipeline network (4,900 kilometers), which connects oilfields with refineries and other primary distribution points over the entire country. Over the next two years, the Company is planning to construct approximately 1,600 kilometers of new gas pipelines.

The companies responsible for the operation of its principal project, the Bolivia-Brazil gas pipeline (3,150 kilometers), concluded in March of 2000, are GTB – Transportadora Gas TransBoliviano S.A. (on the Bolivian side) and TBG – Transportadora Brasileira Gasoduto Bolívia–Brasil S.A. (on the Brazilian side). The pipeline supplies the gas markets of Mato Grosso do Sul, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul, interconnecting at Guararema (SP) with the gas pipelines from the Santos and Campos basins.

New investments

- **Uruguaiana–Porto Alegre Pipeline**

As part of the project to import natural gas from Argentina to supply the Southern and Southeastern regions of Brazil, the Company will make available up to 15 million cubic meters per day of the fuel as from the second-half of 2004.

Investments are estimated at US$ 300 million. This project guarantees the connection of the principal gas basins in Brazil, Argentina and Bolivia, with a total length of 615 kilometers, and will significantly contribute to electricity generation in Rio Grande do Sul – a state that imports 70% of its energy.

The first phase of the gas pipeline has been concluded, which comprises two stages in Rio Grande do Sul: the first connects the border between Brazil and Argentina at the city of Uruguaiana, where it supplies a thermoelectric plant to generate 680 MW; and the other connects Porto Alegre with Triunfo, where the petrochemical complex is located. The second phase, which will connect the two ends of the gas pipeline, crosses 16 municipalities, and should be completed by the second-half of 2004.

The Uruguaiana–Porto Alegre Pipeline is operated by Transportadora Sul Brasileira de Gás (TSB), based on a partnership between Petrobras (through Gaspetro, with a 25% share), Ipiranga, Repsol-YPF (a Spanish-Argentinean company), the French company TotalFinaElf and the Italian-Argentinean company Tecgas NV-Techint.

- **Gasbol – Goiás/Federal District Pipeline**

A letter of intent was signed with the companies CEB, Cebgás, Consórcio Gásbrasiliano, Consórcio Gásgoiano and Goiasgás to carry out a feasibility study to construct a pipeline to connect with the Bolivia-Brazil pipeline for the purpose of supplying the state of Goiás, the Federal District and other regions. The letter of intent also envisages studies to develop thermoelectric projects in the region, in order to reach the scale necessary to make the gas pipeline viable.

- **Expansion of the pipeline network in the Southeast and Northeast**

In order to satisfy the demand resulting from the new thermoelectric plants forming part of the Priority Program in the Southeastern and Northeastern Regions, the Company is investing in the expansion of the pipeline networks in these regions. In the southeast, the construction of approximately 1,000 kilometers of pipelines is planned, and for the Northeast, 600 kilometers of new pipelines. This represents investments of around 1 billion dollars over the next three years.

Importation of liquefied natural gas – LNG

As a result of the demand from the Priority Thermoelectric Program in the Northeastern Region, Petrobras will be supplementing the supply of natural gas through the importation of liquefied natural gas (LNG). The company has been evaluating, in partnership with Shell Brazil, construction of the first terminal to receive and regassify LNG in South America.

To construct and operate this terminal, which will be located at the Port of Suape in Pernambuco, Companhia GNL do Nordeste was created (50% in Petrobras capital and 50% Shell). The terminal will be equipped with its own quay, a tank with a capacity to store 160.0 thousand cubic meters and a regasification unit, with a capacity of up to 6.0 million cubic day/day of natural gas.

A total investment is estimated at US$ 200 million. The basic engineering design has already been completed and construction of the Suape terminal is planned for 2002. Operation start-up should occur in 2005.

- **RedeGasEnergia (gas-energy network)**

The RedeGasEnergia is an excellence network composed of Petrobras, natural gas transport and distribution companies and research, development and engineering institutions, the object of which is to develop the Natural Gas and Energy market at national level. The focus of the Network's initiatives and projects is on the sale, transport and distribution segments, as a means of consolidating the Brazilian natural gas industry and its insertion in the domestic production of energy. The main pillars sustaining these business segments include technology, awareness and marketing, together with market and environmental assistance.

The results of this intense cooperative effort will be the products obtained based on the portfolio of RedeGasEnergia projects. The network has already produced and analyzed 179 Preliminary Project Proposals, which resulted in 47 projects selected for adding to the portfolio in 2001. Being executed by various technological institutions in Brazil, the 63 projects in the portfolio currently represent funds of around US$ 20 million, to be raised between companies comprising the Network and the National Science and Technology Plan for the Petroleum and Natural Gas Sector – CTPetro, during the portfolio's development period.

- **Gas Technology Center – CTGás**

The result of a partnership between Petrobras and the CNI/Senai and installed at Natal (RN), its mission is to provide integrated technological support to the natural gas industry, prioritizing the aspects of education, pre and after-sales technical assistance and applied research. The capillarity of the Petrobras and Senai systems enabled CTGás to economically consolidate a nationwide network, currently with nine operational nuclei out of a total of 21 planned by 2002. It is currently developing a set of research projects financed by Petrobras in the metrology, vehicular natural gas and cogeneration areas, amongst others, in addition to special technical services such as modeling, audits of metering and gas conversion studies. The network also offers a wide range of courses. In 2002, technical courses contracted by ANP will begin.

Thermoelectric Energy

One of Petrobras' strategic objectives is to play an integrated role in the production and sale of electric power, strengthening its position in the domestic market and positioning itself as an energy company.

Currently Petrobras has an average share of 25% in the construction of 25 thermoelectric plants, with total investments of US$ 7 billion. The plants will generate approximately 11,000 MW and 2,300 t/h of steam by December of 2003, which corresponds to around 14% of the installed capacity in Brazil. In order to anticipate the supply of electricity, some of the plants will start operating on a single cycle, in other words without utilizing the steam. They will subsequently be converted to combined cycle, which increases their energy generating capacity.

In 2001 the Federal government set up the Electric Power Crisis Management Committee (GCE), charged with coordinating an emergency program to handle the critical situation of the Brazilian electricity system.

The GCE's group in charge of the expansion of electric power supply in 2001-2003 focused its work on generation, transmission, transfer between regions and importation. As a result, 32 thermoelectric projects (Resolutions 36, 37 and 47 of the MME) will guarantee the supply of natural gas up to 2003, based on satisfying the criteria established in Resolution 23 – PPT prerogatives (see table).

Article 1	Article 2
Requirements	**Selection process / requirements**
• *Environmental licensing* • *Authorization by Aneel* • *Works started and not interrupted* • *EPC signed* • *Supply from generating units signed*	• *Start of commercial operations by 2003* • *Environmental licensing* • *Authorization by Aneel* • *Financial viability* • *Supply from generating units and EPC signed* • *Electric power purchase and sale contract (PPA)* • *Integration with the electricity grid (access)*

17 thermoelectric plants of the GCE's Strategic Emergency Program are being constructed. Petrobras is also investing in the development of a further 10 units, including one in Bolivia (the Puerto Suarez thermoelectric plant), totaling 27 plants in the Company's Thermoelectric Program. It should be remembered that Petrobras has commercial agreements with two thermoelectric plants listed in the PPT located in Rio de Janeiro state, which will start operating at the end of 2001 with production for the free (spot) market.

The thermoelectric plant at the Fertilizer Plant – Fafen in Bahia was the first plant to operate involving participation by the Company, in September 2001. The other plants will be operating by December of 2003.

These thermoelectric plant projects, with and without cogeneration, in which the Company has minority interests, should generate 3,000 MW for the Brazilian electricity grid before the end of 2002. Therefore from a planned increase in energy generated of around 10,000 MW by 2005, the Company has acquired a block of electric power of approximately 4,500 MW for its own consumption and for sale.

In 2001 US$ 450 billion was invested in the development of thermoelectric projects in which the Company participates in partnership or as owner. These investments are concentrated on the purchase of equipment and contracting engineering works. Of this total, around 27% corresponds to paying up shares or quotas, advances for capital increases or loan contracts. The remainder (prepaid expenses) should be converted into new capitalizations or loan contracts, or reimbursed through funding obtained, the sale of holdings, etc.

This year an environmental license was obtained to install a thermoelectric plant at the Presidente Bernardes Refinery (RPBC) at Cubatão and to expand the Piratininga thermoelectric plant, both in São Paulo state. In total, there are 13 projects under construction with installation licenses granted and one project under development with a prior license.

The potential of these thermoelectric plants is illustrated by the Ibirité unit (MG), which has a planned generating capacity of 720 MW and could provide the average supply for a city of two million inhabitants.

In order to strengthen the role of Petrobras in the electric power industry, the creation of a new energy subsidiary was authorized in December of 2001 for the purpose of entering the electric power generation and distribution market.

INTERNATIONAL

In December 2001, Petrobras and Repsol-YPF reached agreement on the terms of a final agreement for an asset swap. Under this agreement, each company transfers assets valued at around US$ 500 million to the other. On the Argentinean side, the operation involves a distribution and refining company and, on the Brazilian side, distribution, refining, exploration and production assets.

Petrobras assigned to Repsol-YPF a 30% minority holding in Refap S.A., which will be the new owner of the Alberto Pasqualini Refinery and 10% of the drilling rights in the Albacora Leste field.

Petrobras' subsidiary, Petrobras Distribuidora – BR, transferred to Repsol-YPF assets made up of rights under contracts for the supply of 40 thousand cubic meters per month of derivatives and the equipment located at 234 service stations franchised by BR, located in the Center, South, and Southeast of Brazil. In return, Repsol-YPF transferred a shareholding in the Argentinean company EG3 which will be later transferred from BR to Petrobras.

Repsol-YPF is therefore transferring 99.5% of the Argentinean oil company EG3 to Petrobras. This company basically comprises a refinery with capacity to process 30,500 barrels per day and around 700 service stations, including some owned and others franchised.

This operation is of great strategic importance for Petrobras. The following points may be highlighted:

Petrobras is immediately acquiring around 12% of the Argentine an fuel market, the second largest market and economy in South America after Brazil.

- The assets being acquired in Argentina have synergy with Petrobras' complementary activities in the South/Southeast regions of Brazil and in Bolivia;

- Partnership in Refap will enable the refinery to be modernized. Capital investment will be borne by the new partners in proportion to their shares, making it possible for the refinery to reach a nominal capacity of 180 thousand barrels per day of higher-priced derivatives, more appropriate for its market.

Bearing in mind that Petrobras is an integrated company, this operation represents a major step forward in its strategy for internationalization, focused on extension of its activities in Latin America, bringing important opportunities for growth and adding value to its business.

Petrobras will go on to develop a sales and service strategy in Argentina whose aim will be to give its customers differentiated treatment.

This agreement includes guarantees through contractual mechanisms giving eight-year cover for margins, monetary assets and liabilities, in order to ensure that the operation remains economically and financially in-line with the terms agreed.

Exploration and Production

Total production of oil and natural gas liquid (NGL) abroad reached 43.5 thousand barrels per day while production of natural gas was 4.2 million cubic meters per day, giving a total of 68.4 thousand boe per day.

Exploration and production closed the year with operations in eight different countries (Angola, Argentina, Bolivia, Colombia, the United States, Equatorial Guinea, Nigeria and Trinidad & Tobago), in association with 54 oil companies and with rights under 130 contracts, of which 52 were operated by Petrobras.

Eighteen exploratory wells were drilled, including well cat and appraisal wells, with a success rate of 66%. Exploration investment totaled US$ 262 million, of which US$ 121 million represented premium on acquisition.

Thirty wells were drilled for production purposes with a success rate of 97% and investment of US$ 70 million.

The most important exploration activities were:

- The discovery of oil and gas on Block GB-244, located in the US sector of the Gulf of Mexico with total reserves estimated at 40 million boe (SPE criterion), in which Petrobras has a 33% stake.
- The results of the exploratory and extension wells in the Akpo and Agbami fields located in deep waters off Nigeria, which will increase the fields' accumulated reserves to 600 and 750 million barrels (SPE basis), respectively;
- Further drilling of extension wells in the Sábalo field in Bolivia and the Guando and Rio Ceibas fields in Colombia.

Further work is being done on the interpretation of seismic data for the various concession areas in which the Company has a holding. Wells cat drilling activities are planned for 2002, with the drilling of 33 (firm + contingent) wells in Argentina, Colombia, Bolivia, Nigeria, the United States, Angola and Trinidad and & Tobago.

The main production development activities included:

- The conclusion, in January 2001, of the first natural gas processing unit of the San Alberto Field in Bolivia, whose production is intended for the Brazilian market, using the Bolivia-Brazil gas pipeline. Its capacity is 6.6 million cubic meters of natural gas and 4.3 thousand barrels of condensate per day. The second phase should be concluded in January 2002, with the entry into operation of the second unit, with capital investment projected at US$ 24 million per year. Petrobras has a 35% stake and is the project's operating company;

- Studies are under way for the development of production on the Akpo field, on block OPL-246, in deep waters off Nigeria, with potential reserves estimated at 600 million boe (SPE basis). Petrobras has a 40% share in the project, and it is expected to begin production in 2004, with 70 thousand boed. Full production of 150 thousand barrels per day should be reached in 2008. The field is at the final delimitation stage.

- Further work has been done on plans for development of the Agbami Field, on Block OPL-216/217, in deep waters off Nigeria, with potential reserves which may reach 1 billion boe. Petrobras has a 20 % stake in the project and the field is in the final stage of delimitation;

- A start has been made on plans for developing the Sábaio Field located in the San Antonio Block in Bolivia, in parallel with work on the field's delimitation. The project is split into two stages, each involving the construction of a processing unit and the drilling of production wells. The first stage will be concluded in 2003 and the second in 2004. Petrobras' stake in the project is 35%;

- A memorandum of intent has been signed with Ecopetrol to allow pre-commercial production on the Guando Field in Colombia, discovered by Petrobras. The field is at the delimitation stage with 12 wells already drilled and production of 2.5 thousand barrels of oil per day.

Proven and probable reserves of 314 million boe have been registered, mainly in the Bolivia, Nigeria and United States business units. This has enabled the Company to replace the 25 million boe produced during the year and the reserves of 26.6 million boe sold from blocks disposed of in 2001, and to add a further 262 million boe to its reserves which increased from the 717 million boe registered at the end of 2000 to 979 million boe at the end of 2001, using the criteria of the Society of Petroleum Engineers (SPE).

The International Business Department obtained and/or negotiated stakes in concession areas in the following countries:

- **Angola:** A 15% stake acquired in Block 34, located in deep waters in the Lower Congo Basin, in association with Sonangol, Norsk Hydro, Shell and Phillips;

- **Argentina:** the Mata Mora Block was acquired in the Neuquina Basin, in which the Company has a 100% stake;

- **Bolivia:** Two new exploration blocks were acquired in the Yacimientos Petroliferos Fiscales Bolivianos (YPFB) tender: the Rio Hondo block, in association with TotalFinaElf, with an area of 10 thousand square km, located in the North sub-Andean Basin operated by the Company with a 50% stake and the Ingre block with an area of 375 square km, located in the South sub-Andean Basin, operated by Petrobras with a 100% stake.

- **Colombia:** 50% shares as non-operating partner acquired in the Fusa and Villarica blocks in the upper Madalena Basin, by means of a farm-in. The blocks are located in a strategic area of the country and adjacent to the Boquerón block which contains the Guando discovery;

- **Cuba:** Drilling of pioneer well Felipe 1-x was completed on Block L, but it proved to be a dry hole. The block has been returned and activities in the country closed down.

- **United States:** In order to improve its position in the Gulf of Mexico, the Company took an active part in the tender organized by the Minerals Management Service – MMS (*Lease Sale* 180), and won 29 blocks, 18 of them as operating Company. Its main partners on these blocks are Amerada Hess and Kerr McGee. US$ 16 million was invested in making the bid. On *Lease Sale* 181, Petrobras submitted the highest bid for four blocks, with 100% participation and its license should be issued at the beginning of 2002. Activities will begin in 2002. Also in the US, small-sized assets were sold for US$ 22 million, as a disposal included in the Strategic Plan;

- **Nigeria:** negotiations are in progress with the Nigerian government for the signature of contracts for sharing production on the blocks bid for in 2000: OPL 250, in association with Chevron and Shell and OPL 324, operated in association with the Nigerian company Horizon;

- **United Kingdom:** In order to dispose of non-strategic assets, Petrobras UK was sold for US$ 157 million, giving a net profit of US$ 85 million;

- **Trinidad & Tobago:** In order to achieve a balanced portfolio of exploration assets, 19% of the rights on Block 27, located in deep waters, have been farmed out to Norsk Hydro. The Company's share became 19%.

Refining, Transport and Sales

The main strategies for expanding international activities in the downstream segment are: integrated refining, marketing and distribution operations in the South American markets and provision of refining capacity in the United States and/or Caribbean, to meet the need for processing heavy Brazilian crude, thereby ensuring that the Company's products reach the market.

Refining

The year's highlights were as follows:

- The Santa Cruz and Cochabamba refineries in Bolivia belonging to Empresa Boliviana de Refinación (EBR), in which Petrobras has a 70% holding, processed an average of 30.2 thousand barrels per day, producing 30 thousand barrels per day of oil products. Sales of the 28.5 thousand barrels per day brought gross revenue of US$ 593.9 million (Petrobras -- US$ 415.7 million) and a net profit of US$ 11.2 million. Capital investment during the year was US$ 3.0 million.

- Petrobras holds 34% of the capital of the Mega company in Argentina with assets of US$ 715 million. The company is made up of a natural gas separation unit at Loma La Lata (Neuquen province), a 600 km long gas pipeline, and a fractionating unit at Bahia Blanca (province of Buenos Aires), as well as storage and dispatch facilities for export products. The company reached the pre-operating stage at the end of November 2000. During 2001 it sold 3.61 million cubic meters of liquids from natural gas separation, representing gross sales of US$ 67 million.

Transport and Sales

The main activities are based in the following countries:

- **Bolivia**: Importation of products and export of reconstituted petroleum;
- **Argentina**: product import/export depending on the unit's requirements;
- **Angola and Colombia**: Coordination of the sale of oil produced by Petrobras and other companies.

Distribution

Petrobras began distribution of derivatives in Bolivia, through its subsidiary company Empresa Boliviana de Refinación (EBR). Empresa Boliviana de Distribuición (EBD), wholly owned by EBR, was formed to operate in this segment. It acquired distribution rights for around 20% of the market in a public tender. At present, it has 86 tied service stations.

Gross Sales- EBD	US$ 8.6 million/month
Sales	
Diesel	2,166 bpd
Gasoline	1,941 bpd

In 2001 EBR's lubricant factory, located at Cochabamba, received the ISO 9001 quality certificate ISO 9001 from the Bureau Veritas International (BVQI) for the production and sale of lubricating oils, grease and paraffin. With this certification, the factory has a guarantee of greater efficiency for its processes and worldwide competitiveness in product development.

Apart from the YPFB brand, market leader in lubricants, Petrobras Bolivia also sells Lubrax, imported from Brazil. The product has official distributors in the main sales centers and has been increasing its share in the segment's total sales volume.

In order to ensure the quality of YPFB lubricants for final consumers and to train those responsible for handling the product at points of sale, in 2001 EBR launched the program "La Lupa de la Calidad". Three mobile laboratories managed by chemists and equipped to make quality control analyses in the field, visit the different points of sale, verifying density, viscosity, color and water content. A quality certificate is given to distributors which meet the specifications and comply with product analysis procedures.

Petrobras Bolivia and EBR also sell other products such as CAP-7/CAP-20 asphalt and paraffin. Both products are supplied by the Cochabamba Refinery with domestic supply supplemented by imports from Brazil. Asphaltic and anti-dust emulsion are also imported as well as complete surfacing packages.

Gas and Power

During 2001, Petrobras Argentina sold an average of 1.5 million cubic meters of natural gas per day on long term purchase and sale contracts, spot contracts and the delivery of gas ordered but not delivered in previous periods. Deliveries were to markets in the Northeast of Argentina, to industrial users and regional gas distributors
.

The outstanding event in Bolivia was the beginning, on January 1, 2001, of natural gas exports to Brazil by Petrobras Bolívia S.A., in fulfillment of contracts signed with YPFB in 1996.

Over the year an average of 3.25 million cubic meters was maintained, representing a 31.6% share of the total exported to Brazil.

In parallel, there were sales of around 760 thousand barrels of condensate, obtained by processing gas at the San Alberto Field unit. The product was mainly for the domestic market (600 thousand barrels) with the remainder exported to Argentina and other markets, through the port of Arica in Chile.

The installation of Phase 2 of the San Alberto Field gas unit, with a nominal capacity of 6.6 million cubic meters per day and production starting in January 2002, will increase this field's total nominal capacity to 13.2 million cubic meters per day.

Construction has started of the Yacuiba to Rio Grande gas pipeline (Gasyrg) in which Petrobras has a 44.5% stake. It will transport the production from the San Alberto and Sábalo fields in volumes of up to 22 million cubic meters per day and it is expected to start operating at the beginning of 2003. A contract has also been signed for the purchase of a 21% interest in the Rio Grande Compression Plant, with a maximum capacity for compressing volumes of up to 36 million cubic meters per day.

In the power business, the San Marcos gas pipeline, built entirely with Petrobras funds, will transport the gas needed to supply the Puerto Suarez thermoelectric plant, which has a planned capacity of 86 MW. Construction is expected to begin in 2002 and Braspetro has a 25% holding in the company.

Operational Safety, Environment and Health

Total expenditure (expenses plus capital investment) on HSE was US$ 5.1 million.

A course in contingency management for oil spills was given at the Bolivia unit by Alpina Briggs, which operates the Environmental Defense Centers (CDAs) used by Petrobras.

A social action plan was implemented for the San Alberto Field in Bolivia, with the communities taking part in choosing projects to meet their needs. Several different programs were chosen in the areas of basic sanitation, education and health with a total investment of US$ 375 thousand.

There is a similar plan in Colombia with investment projected at US$ 1.2 million, focusing on the restoration of highways, schools, and projects for generating income. In order to comply with Colombian legislation, which aims to channel 1% of

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the project's cost to environmental programs and to provide investments with a greater return for the population, US$ 800 thousand will be invested in several different initiatives, such as the creation of an ecological park, the recovery of springs and programs for environmental education.

CORPORATE GOVERNANCE

We are continuing to improve our relations with shareholders, investors, other sections of the public with interests directly linked to our operations and activities and with society as a whole.

Specific initiatives have been designed for shareholders' and investors' needs, such as:

- An annual meeting with investors at which the Executive Board presented our results and plans;
- The creation in July of the quarterly magazine *Petrobras em Ações,* for around three hundred thousand investors and shareholders, giving information on plans and the results achieved during the period;
- Modernization and remodeling of the Investor Relations Department's website in order to respond more rapidly to public needs in an even-handed fashion;

- A survey of shareholder profiles;

- Creation of a toll-free telephone service for answering inquiries.

As a result of this ongoing effort to improve the transparency and adequacy of information, we received the following awards in 2001:

- Best Annual Report 2000", Awarded by the Brazilian Association of Listed Companies -- Abrasca;

- Best investor relations website among Latin American companies, awarded by a direct vote by investors, analysts and other capital market agents, known as "POP+" and distributed by LatinFinance and MZ Consult.

One of the corporate governance system's early and essential landmarks was the Annual General Meeting held on March 24, 1999, which took the following decisions: reduction in Petrobras' Board of Directors' membership from 12 to nine, with election by the General Meeting itself; introduction of the minority shareholders' right to elect at least one Board member; and permission for individuals or corporations, whether Brazilian or foreign, resident in Brazil or otherwise, to become common shareholders of the Company. Other important events were the public sale of 28.3% of the shares held by the federal government and the listing of Petrobras' shares on the New York Stock Exchange - NYSE in 2000, making it obligatory for the Company to prepare

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quarterly financial statements based on US GAAP (US Generally Accepted Accounting Principles).

The corporate governance process is headed by the Board of Directors and Audit Committee, with the Executive Board responsible for day-to-day business management, through its president and directors. Their attributions and limits of authority are laid down in the bylaws and reflect different stages in the decision making process. Valuable support is given by the Business Committee, made up of the Company's main executives, functioning as a collegiate body, for the purpose of preparing position statements on major questions involving more than one business area.

Good corporate governance practice has a significant role in the Company's decision-making process and the success of its undertakings, and the contributions made by internal and external audit procedures are important. As a result, these activities are carried out in such a way as to ensure greater transparency for market information and for the different sections of the interested public. These activities and attitudes have improved Petrobras' reputation in the present competitive environment and are contributing to increase its market value.

During 2002 our system of corporate governance will be improved significantly when it is brought into line with Law 10303 of October 31, 2001, known as the New Corporation Law. Thus, the election of preference shareholders' representatives to the Board of Directors will be permitted and preference shareholders' advantages, in terms of minimum priority dividends will be amplified. In addition, we intend to be one of the companies with the best corporate governance practices in Brazil based on the guidelines issued by Bovespa. For this purpose we are making major changes to the bylaws, such as a reduction in Board of Directors members' term of office from three to one year, a contract to be signed between the Company's directors and Bovespa and compliance with the rules of the Market Arbitration Chamber for the settlement of corporate disputes.

Board of Directors

The Minister of State for Mines and Energy is president of the Supervisory Board and one of its members is the Chief Minister of the President of the Republic's Secretariat, as representative of the Ministry of Planning, Budget and Management. Other members are the Company's president, the President of the National Bank for Economic and Social Development -- BNDES and other representatives of the private sector and minority shareholders. Board members' term of office is three years, with re-election permitted.

This collegiate body is responsible for setting general business guidelines, including the mission statement, objectives, strategies and guidelines, approval of plans and evaluation of results. It also decides on the Basic Organization Plan, election of directors to the Executive Board, investments in other companies, acquisition and disposal of shares, formation of consortia and joint ventures and the transfer of ownership of Petrobras' assets, among other matters.

Meetings of the Board of Directors are held every 30 days and its decisions are based on proposals generated internally which have been previously submitted to the Executive Directors, or on proposals made by individual board members. The Internal Audit unit, reporting to the Board, prepares quarterly analyses, evaluations, surveys and tests of Petrobras' efficacy and efficiency and those of its procedures and operating, financial, accounting, internal control and management or similar systems.

Two changes took place in the composition of the collegiate body during 2001: the resignation of Ms. Maria Silvia Bastos Marques in June and the appointment of Mr. Jorge Gerdau Johannpeter in October.

In January 2002, there were two other changes in the composition of the collegiate body: the resignation of Mr. Philippe Reichstul on January 2 and the appointment of Mr. Eleazar de Carvalho Filho on January 18.

Audit Committee

The Audit Committee is one of the essential elements in the policy of transparency and good corporate governance, and is made up of five members and their respective substitutes, elected by the Ordinary General Meeting, with one member elected by minority common shareholders, another by preference shareholders, in a separate vote, and another nominated by the Minister of Finance, as representative of the National Treasury. Audit committee members' term of office is one year, with re-election permitted.

Without prejudice to the other attributions conferred by law or resolutions of the General Meeting, the Audit Committee has the following responsibilities:

- to supervise the acts of the directors and to verify compliance with their legal and statutory duties;
- to issue an opinion on the Directors' annual report and accounts;
- to study the directors' proposals to be submitted to the General Meeting, with respect to changes in capital, issue of debentures or subscription bonuses, capital expenditure plans or budgets, distribution of dividends and the Company's transformation, takeover, merger or split;

- to analyze at least quarterly the balance sheet and other financial statements prepared periodically by the Directors;

- To examine the financial statements for the accounting period and issue an opinion on them.

Ordinary meetings of the Audit Committee will be held at least every 30 days and the subject matter discussed, opinions and decisions taken are based, for the most part, on the acts of the Supervisory Board and Board of Directors, information supplied by shareholders, the market and press, or proposals by individual committee members. The minutes and the opinions of the Audit Committee are forwarded to the Company's Board for their information and appropriate action.

During 2001, there were two changes in the composition of the Collegiate: Mr. Carlos Henrique Flory resigned in May and Ms Leda Maria Deiró Hahn was appointed in June.

Executive Board

Members of the Executive Board are nominated by the Supervisory Board. The President coordinates the work of the six directors who are responsible for the Company's integrated business management, in accordance with guidelines laid down by the Supervisory Board. The President and directors, as well as members of the Executive Board, are the managers of the departments to which they are appointed by the Supervisory Board.

During the year several changes took place in the Executive Board:

- In Finance, the resignation of Mr. Ronnie Vaz Moreira and nomination of Mr. João P. Nogueira Batista on September 20;
- in the Downstream Department, the resignation of Mr. Albano de Souza Gonçalves and nomination of Mr. Rogério Manso da Costa Reis on September 10;
- In the Gas and Power Department, the resignation of Mr. Delcídio do Amaral Gómez and nomination of Mr. Antonio Luiz Silva Menezes, formerly Service Director, on October 19. Mr. Irani Carlos Varella was appointed to the latter's previous position on November 27.

Two changes in the Executive Board took place on January 2, 2002: the resignation of the president, Mr. Philippe Reichstul and nomination of Mr. Francisco Gros to this position.

Business Committee

The Business Committee is made up of members of the Executive Board and director-managers nominated by it, the head of the Corporate Strategy unit and the president of Petrobras Distribuidora. It meets once a week in order to promote integration and greater business efficiency. This committee is coordinated by the president of the Parent Company and advised by the executive manager of Corporate Strategy. It is intended to extend the role of the Business Committee to include the incorporation into the Company's different activities of better criteria for evaluating new business initiatives and the introduction of new projects.

Relations between the Parent Company and Subsidiaries

In the Petrobras System, each company has its own process of corporate governance, with its own Board of Directors, Audit Committee, Executive Board, with its own President and directors. The aim is to integrate the Parent Company and its subsidiaries, ensuring that these companies' guidelines and decisions are in line with the strategies of the Petrobras System.

As part of these strategies, subsidiary companies' share in major decisions will be extended within the limits of current legislation, and relations will be periodically reviewed. In the case of Braspetro and Gaspetro the integration already achieved has led to a considerable reduction in organizational structure.

Ethical Principles

The Company aims at achieving ever-higher levels of competitiveness, profitability and social responsibility through competent and professional management, employee recognition, respect for the environment, compliance with safety and health regulations and contribution to the country's development.

Dividends

The practice of corporate governance in accordance with the Corporation Law and the Company's Bylaws, provides shareholders with a minimum dividend and/or interest on own capital of 25% of net profit adjusted for purposes of distribution in each accounting period (the obligatory dividend). This amount is decided prior to the Ordinary General Meeting, on the basis of the financial statements.

In addition, holders of preference shares are entitled to a minimum dividend of 5%, calculated on the portion of capital represented by this type of preference share, and priority in the distribution of the amount available. Preference shares will participate, on a non-cumulative basis, and on equal terms with common shares in the distribution of dividends when the latter exceed the minimum percentage provided for them in the Bylaws.

The Bylaws require the holding of an Ordinary General Meeting by March 25 of each year, on which occasion payment of the annual dividend may be stipulated. Under the terms of the Corporation Law, dividends are due to shareholders registered at the date of their declaration (in the case of Petrobras, dividends are declared at the Ordinary General Meeting) and must be paid within 60 days from that date. The date on which dividends are paid may be different to that laid down in the Corporation Law, provided that the shareholders pass a resolution laying down a different time limit. However, payment must take place within the same accounting period as the Ordinary General Meeting which declared the dividend.

As a result of the policy of remunerating the shareholder in the best possible way, the distribution of part of dividends and interest on own capital relating to the 2001 accounting period was brought forward to August 22. The total amount was R$1,140 million, representing R$ 1.05 per common and preference share.

The Company may grant a share in the profits to managers and employees and the Supervisory Board may propose the allocation of this profit for the previous accounting period at the Ordinary General Meeting.

e-BUSINESS

Initiatives in electronic commerce have put the Company in the industry's strongest position on the Internet. Interaction with its customers on the Web, launched at the end of 2000, has been improved and extended during the year.

Three facts point to the success of these electronic services:

- Frequent customer statements of the significant value added to their relationship with Petrobras;
- The wide range of electronic commerce, which reaches customers accounting for 90% of our sales;
- Award of the *Marketing Best*/2001 -- presented by the Getúlio Vargas Foundation -- Brazil's most prestigious award for marketing activity, singling out the companies which are most innovative in providing products and services for their customers.

There has been a reformulation of the e-procurement project, in which it has been decided to form a company to develop and introduce a "marketplace" with the subsidiary Petrobras Negócios Eletrônicos S.A. as a minority shareholder. This change will give us our own e-business solution. Another important action was to start installing a system for identifying innovative sources and techniques for the supply of major items (sourcing).

HUMAN RESOURCES

Management of Basic Skills

In line with the Strategic Plan, the Company has built a personnel plan for the period 2001 to 2005 for the purpose of creating a systematic process of renewing the organization and attracting new talent.

The first results of this admission policy introduced in this five-year period were the admission of 506 professionals and selection procedures for the registration of potential employees, which produced 2,069 professionals qualified for senior positions and 3,780 for middle management.

Development of Management Skills

The first assessment of management skills began in November 2001, and involved around 700 managers. It came at the end of four months of training, carried out all over the country, teaching the professionals to use 360° assessment.

Full use of this methodology is planned for 2003 and will equip each manager with a powerful tool for managing his own development in order to improve the personal skills needed to meet the Company's new challenges.

Introduction will be gradual with the first round, 90°, held in 2001. Next, managers will receive a specific catalogue of development activities.

Organizational Environment

Monitoring the organizational environment has revealed, among other things, a growing perception on the part of employees that there is a new plan for the Company. It has also drawn attention to the need to seek greater consistency between the values and behaviors put forward in the process of change.

The new guidelines for human resources which have been gradually bro ught into line with the best practices in the market, show all employees that the Company is concerned to recognize and value good performance.

The values relating to an emphasis on profitability and relations with shareholders and the government have already achieved a high degree of visibility.

The need perceived by employees for constant improvement in the mechanisms for retaining skills and clarifications about the Company's new direction should also be emphasized in such a way as to give greater value to the workforce and its commitment to corporate results.

Business Education

The training structure has been revised and improved with the creation of the Corporate University. Personal development has become closely linked to the Company's strategies aiming pragmatically at developing skills perceived as critical for the business.

The Corporate University's focus of activity goes beyond Petrobras' frontiers, reaching out to its partners, suppliers, outsourced contractors, customers and society as a whole, provided that activities together involving these different sections of the public contribute to achieving corporate goals.

By means of the Corporate University, a virtual campus has been created and different programs for long-range training are being provided. A television channel has also been created for strictly educational purposes making it possible to run programs for internal or external consumption whenever useful or necessary.

Training initiatives have been expanded resulting in a total investment of R$ 58 million in human resource development. Out of this total, R$ 7.1 million has been allocated exclusively to management development projects, with graduation and further education programs in Brazil and abroad.

Technical Consultant

The position of technical consultant has been created in order to retain strategic skills and give recognition to professionals who make a special contribution to results. 618 technical consultants have been nominated, mainly in the business and research areas (87%), 91% with higher education, and a majority with masters' or doctoral degrees.

Variable Remuneration

Petrobras has been seeking to create a closer link between its remuneration policy and the achievement of results, aiming at committing employees to the organization's goals based on the Strategic Plan.

On the basis of net profit reported in 2000, it was possible to distribute a share in the profits equivalent to 4.5 basic salaries for each employee, a figure unequalled in the Company's history. A very aggressive bonus program has also been introduced, linked to individual performance, which makes it possible to earn up to four additional monthly salaries.

In this way, the variable portion of employee remuneration increased from 4% in 1999 to between 7% and 12% in 2000, increasing further to between 19% and 32% in 2001.

Relations with Labor Unions

Relations with labor unions have been improving over the last few years and the Company and the unions representing its employees have shown greater openness and willingness to enter into dialogue in order to resolve conflicts and differences. Matters of mutual interest have been debated at regular meetings, seeking to introduce negotiated and effective solutions for the problems which have been identified as part of a continuous process of improving relations with the labor unions.

As a result of this process, in line with the last few years, negotiations over the onshore employees' Collective Labor Agreement for 2001/2002 took place in a calm and normal atmosphere, despite a strike movement for a predetermined period of five days. Petrobras and the labor unions preserved employees' rights, agreeing on conditions in line with market practice, the Company's financial resources and its corporate goals.

By way of progress, action was agreed in the Health, Safety and Environment field; initiatives to launch a pilot project sharing a Specialized Safety Engineering and Labor Healthcare Service (SESMIT), to be built on the Company's land at the Duque de Caxias Refinery; continuity of commissions made up of Company representatives and those of labor unions to study plans for the Capuava Refinery (Recap); and also the creation of mixed Internal Commissions for Accident Prevention (Cipas).

Attention should also be drawn to the inclusion of a clause which gives an employee the right to suspend activities if he has valid reasons for believing that his own life and/or physical integrity or that of his working colleagues is at grave and imminent risk.

RESEARCH AND DEVELOPMENT AND BASIC ENGINEERING (P&D, E)

Petrobras has a specialized research center -- the Leopoldo A. Miguez de Mello Research and Development Center (Cenpes) -- created in 1966 on Fundão Island (RJ) . At December 31, 2001 it employed 1,149 professionals, of whom 273 were graduates, 251 held masters' degrees and 81 doctorates.

Investments in research and development and basic engineering (P&D, E) totaled $335 million in 2001, representing 0.75% of the previous year's net sales.

Projects have been developed in partnership with other oil companies and R&D centers. US$ 424 thousand have been allocated abroad to 33 multicustomer projects. R$ 33.5 billion has been spent on 52 Brazilian institutions and universities.

Technological Development

The year 2001 saw highly positive results from technological development in several different areas:

- the world's longest horizontal gravel packing (sand contention system) was carried out successfully in an offshore well from a semi-submersible rig. The operation is essential for extending the life of producer wells in non-compacted sands, avoiding premature sand production. The great benefit of this technology is to give the well a longer useful life, thereby reducing its operating costs. The system has been installed in well 7-CRT-17HP-RJS, one of the Barracuda and Caratinga production assets;

- A Hyper baric Laboratory, the most modern in the world, has been inaugurated at Cenpes for tests and simulations of equipment for oil and natural gas production in waters with a depth of up to 2 thousand meters. US$ 3 million has been invested in this project, carried out over the last two years by the Research Center's Submarine Technology Department. The hyper baric chamber will play a key role in developing technological solutions for operating at great depths. one of the problems to be faced is the low sea temperature (around four degrees centigrade), which makes the oil deposit paraffin and clog the ducts in a process similar to arteriosclerosis. Cenpes has been developing ducts with thermal insulation in order to avoid the accumulation of paraffin along their walls. It is precisely in the hyper baric chamber that the efficacy of these ducts for use at great depths can be tested. The expectation is that the new equipment will pay for itself in under one year and provide a significant reduction in the cost of extracting oil in deep waters;

- The Solimões Basin business unit (UN-BSOL) was the first to use a system for detecting leaks from ducts using acoustic techniques, a pioneer technology in Brazil. The acoustic system works from sensors which detect sound waves set off by leaks in the ducts, alerting control room operators to an emergency. In the Leste de Urucu oil transport duct, where the acoustic system was tested, identification took place within 15 seconds. The margin of error for locating the leak was less than 30 meters up or downstream, along the duct's 37 km length. The system, which is already used on large gas and oil transport ducts in Europe and Asia is one of the most reliable for detecting leakages where it is not possible to measure the leak exactly.

Of Petrobras' strategic projects, three are being coordinated by Cenpes and are part of the Company's technological priorities: Advanced Technological Innovation and Development in Deep and Ultra-Deep Waters (Procap), Advanced Petroleum Recovery (Pravap) and Development of Strategic Refining Technologies (Proter).

Procap is developing technologies which equip the Company to explore and produce oil at great depths (over 400 meters).

As a means of corporate efforts in research and development, Pravap aims at increasing oil and gas production, focusing on mature fields, increasing recovery levels and improving the management of the Company's reserves.

Proter aims at reducing refining costs, making it possible to process heavy oils and improve product quality.

Projects carried out by Cenpes are always in line with the Company's objectives and needs. During 2001, over 200 projects were concluded, involving research into exploration, production and industrial processes as well as basic engineering. 48 patents were also filed for registration in Brazil and 40 abroad, with 17 patents granted in Brazil and 60 abroad. Cenpes also has relations with Centers of Excellence and Technology Networks together with universities, companies and government development bodies, taking part in three of them:

- Cegeq –Center of Excellency in Geochemistry, functions on Cenpes' premises and carries out analysis, research, teaching and publication re lating to oil exploration and production as well as environmental protection; multicustomer projects with foreign research institutions; academic activities in partnership with Brazilian universities; services for Latin American, African and European oil companies; as well as meeting all the Petrobras System's requirements for geochemical analysis, including those for environmental purposes;

- Retep –Well Technology Network, made up of highly specialized professionals in rock mechanics, fluid mechanics, heat transfer, multiphase drainage, metallurgy, applied mathematics, numerical methods, physics and chemistry. The activities carried out by Retep are mainly of an experimental nature and for the most part are carried out in modern laboratories and pilot plants such as the Atalaia (SE) test site and the Taquipe (BA) rig-school, both of which hold international certification under ISO 9001;

- Reqarj –The Network of Excellency in Analytic Chemistry's objectives are to promote interchange of knowledge, to develop new products, processes, and methodologies and to render services in analytic chemistry, by means of a network made up of Centers of Excellency located in Rio de Janeiro.

Over a period of five years, Cenpes' project evaluations have produced a cost/benefit ratio of 7.33 -- in other words, for each real invested, R$ 7.33 of value was added to the Company, in terms of gains and savings.

The technological highlights achieved during 2001 included:

- 2D and 3D geochemical modeling of generation, migration and accumu lation in Brazilian sedimentary basins;
- Development and installation of a submarine separation system – VASPS;
- Evaluation of the fissures in the FPSO P-33 and P-35 turrets;
- Technical support during the attempts to salvage P-36 and the committee which investigated the causes of the accident;
- Support for operating units in oil spills at sea and at marine terminals and for environmental licensing purposes;
- Identification of the origin and size of oil spills;
- Investigation of the causes of accidents in ducts and assessment of the structural integrity of ducts in operation;
- Basic Engineering Design for the Catalytic Fluid Cracking for Residue Units for the Capuava (Recap), Landulpho Alves (Rlam) and Alberto Pasqualini (Refap) refineries;
- Basic Engineering Design for the Delayed Coking Unit for the Duque de Caxias Refinery (Reduc).

Attention should also be drawn to the creation of the Gas and Power department, with a portfolio of 33 renewable energy and sustainable development projects, 20 projects in the power area and another 20 in the area of gas, including partnerships with Brazilian universities.

OPERATING SAFETY, ENVIRONMENT AND THE HEALTH

In order to reduce emissions and residues, improve the quality of effluents and the prevention and control of accidents in all the Company's units, it is accelerating introduction of the Program for Excellence in Environmental Management and Operating Safety (Pegasus), which should, in the short-term, bring it level with the world's best oil companies in terms of safety and respect for the environment.

After investing R$ 522 million in 2000, the program received a further R$ 1.4 billion in 2001, giving a total allocation to this area greater than that made by any other of the world's oil companies. In less than two years since its introduction, the program is showing significant results, bringing Petrobras close to its goal of excellence. By 2003, the Program's funds will have reached R$ 3.2 billion.

Prevention

The ducts are being repaired or replaced and their controls automated to the most modern standards in the world's oil industry. Besides involving a heavy cost, it is a highly complex operation as it needs to be executed without interrupting the country's fuel supply. By 2003 this area alone will absorb $1.17 billion, out of which R$ 791 million has already been spent. As a result, around 65% of the priority ducts already have automated supervision and the goal is to reach 100% at the beginning of 2002

Control over the large oil pipelines and multi-user ducts, will be centralized in Rio de Janeiro. Virtual reality software is being developed to control the flow of oil and oil products. These programs, using sensors and existing mechanisms will enable Petrobras to reach the state of the art in remote monitoring of all ducts and storage tanks by 2003.

Prevention also involves the assessment of geotechnical conditions along the corridors through which the ducts pass as they may be affected by tides, rain and erosion. This involves not only the construction and restoration of containing walls - already carried out - but also geological monitoring. A method using seismic stations for registering soil movements in real-time is being developed on the Araucária–Paranaguá oil pipeline. By 2003 it should have been extended to the other ducts.

Besides increased visual inspection of the ducts made by inspectors on foot, motorbike and helicopter, we are making greater use of pigs - robots equipped with different sensors which pass along the inside of the ducts in order to check that they are intact. This year systems using lookout buoys capable of detecting the presence of hydrocarbons in the water and alerting our central control by satellite enter into operation in Guanabara Bay. Similar systems are being introduced in the Angra dos Reis, São Sebastião and Baía de Todos os Santos areas.

We are also introducing a georeferenced information system capable of monitoring different types of terrain which is being used to map the sensitivity of areas close to operating units. In total, research in new technologies connected with environmental safety and management has funds of R$ 98 million available for around 40 different projects.

At present, in the majority of marine terminals, the loading and unloading of vessels is made behind protective barriers -- an additional element of safety used by few companies in the industry.

Contingencies

Petrobras has finished building nine Environmental Defense Centers (CDAs), located in Manaus (Amazonas), São Luís (Maranhão), Guamaré (Rio Grande do Norte), Madre de Deus (Bahia), Macaé and Rio de Janeiro (Rio de Janeiro), Itajaí

(Santa Catarina) and Goiânia (Goiás), as well as a National Logistics CDA close to the airport of Guarulhos in São Paulo, capable of giving immediate support to the other centers.

The CDAs are on the alert 24 hours of the day and equipped with vessels for recovering oil, chemical dispersants, bioremedial agents and thousands of meters of containing and absorption barriers. They also have additional vehicles, vessels and aircraft in the same region ready to be called out at any moment.

On average, 20 specialists are allocated to each CDA, capable of taking command of up to one thousand people in an emergency. Their routines included frequent simulations and monitoring of local environmental conditions in order to anticipate the measures needed in case of an accident. Taken together, the CDAs constitute the first environmental complex in South America capable of helping other companies, in anticipation of the demand arising from an increase in the oil industry's activity in the region.

Apart from this, since January 2001 the country's first specialized vessel for oil spill control has been on constant alert in Guanabara Bay, twenty-four hours a day. This vessel has sufficient capacity to recover 100 thousand liters of oil per hour from the sea and can travel rapidly to other coastal areas in which the Company operates such as the Campos Basin and Angra dos Reis.

Operating units' training and accident simulations have been stepped up and all contingency plans have been reviewed. Several different safety teams have attended the best courses available in Brazil and abroad.

Residues

The operating units are receiving an investment of R$ 210 million in order to improve processes and reduce industrial residues by 80% by 2002. New technologies are being used for this purpose, taking into account the special features of each unit's operations.

Existing residues are in the process of being treated by the use of 15 different technologies accepted worldwide including biopile, of which Petrobras is the first user in Brazil. This system consists in the oxygenation of small quantities of soil stacked vertically, thereby speeding up biodegradation. Residues are also destroyed in thermal systems, making it possible to make use of the residues' energy content.

By these methods 66% of the units' existing residues have been eliminated. The goal is to achieve total elimination by 2003, disposing of the residues in a manner acceptable for environmental purposes immediately they are produced. Apart from this, a computerized system is being used to manage residues from the Company's industrial processes.

New storage areas have also been built and a plan for soil improvement and monitoring is in progress with special emphasis on the refineries.

Effluents

R$ 578 million is being invested in introducing and improving the processes for treating liquid effluents at all operating units in order to improve their quality as far as possible. For this purpose several research projects are underway for adapting treatment techniques to the special features of each unit.

All the refineries already use primary treatment – board separators, which remove oil from water -- and secondary treatment -- treatment lakes and activated mud reactors. The Gabriel Passos Refinery (Regap – MG), is also using the third phase, the biodisk, a system which will be gradually extended to the other units. It consists of a circular sheet to which bacteria adhere, which remains half submerged in the tank into which the effluents are channeled. The system's constant aeration stimulates biodegradation of any organic pollutants, ammonia and phenol which may have escaped in the primary and secondary treatments.

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Emissions

In order to minimize their activities' environmental impact, units have been carrying out a detailed inventory of emissions. A program is also underway to increase energy efficiency and improve the burning of fuels in order to reduce the emissions of particles and gases containing sulfur.

Continuous monitoring of chimneys is being introduced as well as systems for minimizing emissions from oil tanks and the burning of acid gases in furnaces. Reservoir roofs are being replaced in order to avoid evaporation and progr ams are being introduced in order to reduce the quantity of gas burnt in flares.

Constant monitoring of the atmosphere is the key to emission control. For this purpose networks for monitoring air-quality are being introduced or improved around each unit. This process is computerized to make it possible for emission data to be cross-checked with that of the microclimate and profile of the regions adjacent to the refineries. This will make precise control possible over the dispersal of gases and their impact on the environment.

In some cases, such as the Duque de Caxias Refinery (Reduc – RJ), the data is sent directly to the local environmental body. Besides being effective, this gives transparency to the measures being taken against pollution.

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Management

R$ 193 million is being invested in improving the reliability of equipment and management systems. The goal is to provide a management system which will put safety practices into operation and integrate the Company's production processes with the environment.

Contracts for these improvements are being negotiated all over the country. R$ 192 million is being invested in improving installations in Guanabara Bay alone, the biggest contract of this type yet signed in Brazil. Around 40 different projects are in progress, including the closure of the Duque de Caxias Refinery (Reduc)'s refrigeration system.

Petrobras' 35 operating units have been certified under ISO 14001 (environment) and BS 8800 or OHSAS 18001 (safety and health), an indication of excellence and source of pride for the Company. Petrobras holds around 10% of all the environmental certificates issued in Brazil up till now on the basis of ISO 14001 and it is one of the world oil industry's first companies to have all its units certified, including downstream and upstream activities, engineering and research.

In order to spread and consolidate the health, safety and environment culture within the Company, a series of seminars are being held in which the Company's role in climatic change and sustainable development is being debated along with other matters. The Company has also been represented at the main international events connected with these issues.

Relations with society

Over nearly half a century, the Company has been carrying out a seri es of social projects ranging from environmental education in cities to the fight against malaria in Amazonia -- not to mention projects such as the conservation of the Atlantic Forest, marine turtles (Tamar), jubarte whales and others. These activities have been stepped up in 2001 with the signature of several different agreements with universities, non-governmental organizations and federal, state and municipal bodies.

One of the most important these agreements is for the creation of an environmental databank for Guanabara Bay and the monitoring of its ecosystem. This is the first instrument of its kind created for the region's ecological preservation and it will be managed jointly with civil society and the most respected academic institutions.

One million larva of the uçá crab -- a species native to the region -- have been released in the mangroves surrounding the Duque de Caxias Refinery. This type of repopulation is the first of its kind in the world. An agreement has also been signed with the Navy in order to make available methods of analysis for identifying the origin of oil spills in the area with increasing rapidity.

In São Paulo, a historic agreement signed with the Metropolitan Water and Drainage Company has begun to make an old São Paulo dream come true: to free the Pinheiros River, which runs through the city, from pollution. A project for raising the awareness of populations living close to the Company's ducts has been launched in São Paulo, Maceió, Natal and Salvador. 400 families have been relocated to a safer and more suitable area in Salvador alone.

Spills

During practically the whole of the second half-year, no significant leakage of any product took place at any of the Company's fixed installations in Brazil, an indication of the effectiveness of the preventive measures being taken. During this period, the only occurrence of this kind was the release on July 14 of 140 tons of catalyzer into the atmosphere at the Duque de Caxias Refinery (RJ), without serious environmental consequences.

The other case of an oil spill took place off the Company's premises on November 18, when the vessel Norma struck a rock on leaving the port of Paranaguá, causing 400 thousand liters of naphtha to be discharged into the sea. In this case also, owing to the product's high degree of volatility, environmental damage was minimal.

During the first half-year, there were oil spills caused by duct fractures at Morretes, in Paraná state, and in the Tamboré 2 condominium in São Paulo, as well as the spill caused by the sinking of the P-36 in the Campos Basin. Even in these episodes, undesirable though they were, Petrobras showed greater ability to respond to emergencies, whether through prompt elimination of their cause or the immediate actioning of contingency systems, keeping their impact to a minimum.

Even so, the Company received 13 fines for environmental damage, the largest, of R$ 150 million, due to the spillage in February of 50 thousand liters of oil in the Morretes region, Paraná state. The Company's legal department is appealing against this fine in the belief that there was no omission or negligence on its part justifying such a penalty. In other cases, appeals have also been lodged against double fines or in order to challenge their amounts.

Safety at Work

There has been a systematic reduction in the rate of accidents involving lost working time (TFCA), closing the year with a TFCA of 2.9, taking into account employees and workers under contract, a trend which continued despite the accident to P-36. In addition to the units' certification, a massive campaign for education and awareness has been contributing to this, especially that directed to the workforce under contract, among which accident rates have been higher in the past.

QUALITY

Today Petrobras holds 95 ISO 9000 Quality System certificates which guarantee the quality of the products it sells, its processes and the services it renders. Over 90% of its downstream processes have been certified, covering 95% of products sold. Each refinery has a certificate which covers all its processes with the exception of the Duque de Caxias Refinery, which holds two certificates: one for the production of fuels and the other for lubricant manufacturing processes. All ship-bunkering terminals have also been certified, as well as some processes in the oil production area.

Besides this, the Company is carrying out the Petrobras Customer Program (Clip) which regulates units' customer knowledge, relationship and service, aiming to increase customer satisfaction. Clip includes Customer Service (SAC), Canal Cliente for e-commerce as well as customer satisfaction surveys.

At BR Distribuidora product and service quality is guaranteed in the reception, storage and delivery of fuels at terminals, bases, automobile service stations -- the "Watch the fuel" program" - and in the fuelling of aircraft. Filling of customer orders is standardized and certified at three centers (Rio de Janeiro, São Paulo and Salvador).

Integrated Management System

A project for the introduction of the Petrobras Integrated Management System was launched in March 2000 based on the SAP Company's R/3 software and technology, used by large oil companies around the world. The new software will take the place of around 70% of the systems currently in use.

This project is much more than a mere replacement of information systems and represents a profound change in organization which will contribute to achieving the Strategic Plan's goals for expansion and competitiveness. It involves investments estimated at US$ 164 million and should produce savings of US$ 670 million over five years.

A considerable number of the Petrobras System's best professionals from the different business units have been mobilized in the process. Modern remote and other training tools are being used to train around 15 thousand final users.

The Company's business units in Colombia and Bolivia already use SAP R/3 and, in the first half of 2002, Petrobras Distribuidora will also be operating with the new system. Its use by Petrobras is programmed for the second half of 2002, along with some subsidiaries such as Braspetro, Brasoil, Catléia, Alliance, Braspetro Oil Company – BOC and Petrobras Holland.

MANAGEMENT PERFORMANCE

With a performance similar to that of 2000, when the Company reported the largest profit in its history (R$ 9.9 billion), its consolidated profit for 2001 was R$ 9.87 billion. This was despite unfavorable economic conditions in which the derivatives market shrank by 1% and the international oil price fell by 14% (for Brent crude) -- leading to a 32% reduction in the FOB price of Brazilian oil exports and 12% in the Average Realization Price (APR) – as well as the loss of the Company's most important oil production platform (P-36).

This was possible because Petrobras achieved excellent operating results. Oil and natural gas production increased by 1%, raw throughput by 4%, oil products exports by 28% and crude oil exports by 206%. The lifting cost of oil was reduced by 7%, falling to US$6.55 per barrel (including government participation) and operating costs in Brazilian refineries were reduced by 8% to US$0.98 per barrel.

Petrobras (parent company)'s sales were based on an Average Realization Price (ARP) of US$ 30.33/bbl in 2001 and US$ 34.54/bbl in 2000, calculated on a formula reflecting the behavior of world oil prices and exchange rates. Oil prices (WTI) averaged US$ 26.02/bbl, peaking at US$29.56/bbl in January and February, from which point they began to fall, closing the year at US$18.92/bbl. However, exchange devaluation more than offset this loss, with the APR in reais increasing from R$ 63.33/bbl in 2000 to R$ 70.91/bbl in 2001, a 12% increase, while the price fell 11.7% in dollars. This enabled net sales to reach R$ 49.1 billion, up 10% over sales of R$ 44.6 billion reported by the Parent Company in 2000.

In this scenario, gross sales reached R$ 68 billion, 19% up over 2000, already the largest revenue reported by any Brazilian company.

A fundamental factor in the Company's operating performance was the maintenance of high levels of oil, natural gas liquid (NGL) and condensate production in Brazil. On December 27, Petrobras reached its all-time monthly record of 1,469 thousand bpd and its daily record of 1,568 bpd. The average for 2001 in Brazil was 1,336 thousand bpd, 5% above that of 2000.

This performance enabled Petrobras (parent company) to cut its net imports of oil and oil products by 40 percent from their 2000 level.

The percentage of domestic oil processed in Brazilian refineries increased from 75.3% to 76%, and the raw throughput reached 1,632 thousand bpd, a 4% increase over the 2000 level.

Despite these excellent operating results, gross margin fell by two percentage points, as a result of an increase in the average cost of sales per unit mainly caused by an increase in the government participation, other participants' shares in consortia and the rental of production equipment.

Operating expenses increased compared with 2000, as a result of increases in the cost of shipping product to market by sea, and through terminals and ducts (R$ 1,012 million, against R$ 645 million in 2000); the extraordinary expense arising from the loss of the P-36 platform (R$ 642 million); and increases in general and administrative expenses (R$1,234 million, against R$ 863 million in 2000), mainly as a result of adjustments of R$ 441 million to the Petrol and Alcohol Account.

A significant portion of the environmental expense was used in the Excellence in Environmental Management and Operating Safety Program (Pegasus) which has a total budget of the order of R$3.2 billion through 2003. The Health, Safety and Environment budget was further increased in order to achieve the objective of sustained growth, while keeping environmental impact to a minimum. Thus, in the course of the year, R$1.4 billion was allocated to the Pegasus Program, out of which R$812 million was for the environment and R$588 million for safety. An additional R$293 million was invested in other environmental activities. Operating expenses (before financial and equity income) as a percentage of net sales increased from 11% in 2000 to 15% in 2001. As a result, operating profit was R$12,319 billion, a reduction of 13% compared with the previous year.

Despite the reduction in operating profits, subsidiaries' results (US$ 1 billion) were satisfactory. Braspetro's performance was excellent mainly due to the sale of overseas assets such as those of PBUK (Petrobras United Kingdom), and subsidiaries' foreign exchange gains.

The year's results enabled the Company to increase its cash level with Ebitda (the parent company's earnings before interest, tax, depreciation and amortization) reaching R$ 14.6 billion. The Ebitda margin was 30% against 37% in the previous year, a reduction of seven percentage points.

It is important to note the significant impact on the Company's cash flow of the net movement on the Petroleum Account, with an inflow of R$2,764 million significantly reducing the debtor balance on the Petroleum Account. These results were made possible by the government's policy of authorizing increases in consumer prices.

During the year, the Company succeeded in further reducing its short-term debt, extending maturities to create a capital structure more compatible with the Company's business cycle. The Petrobras System's short-term debt was reduced by around US$ 800 million and its weighted average cost fell by 28%. Although total debt fell by 8% in the course of the year, net debt was reduced by 75%.

Liquidity increased during the year with strong cash generation. Resources were invested in exclusive funds, whose portfolio is partly made up of federal government paper indexed to the US dollar (around 25% on average throughout the year). This made it possible to protect cash against the real's devaluation.

With comfortable cash levels, the Company's strategy for raising capital was directed at taking advantage of opportunities in the market for extending average maturities and reducing costs.

In July, the international rating agency Moody's gave Petrobras a Baa1 rating (investment grade), in local currency. This classification represents an important step towards reducing the cost of capital, enabling a Brazilian issuer with insurance against political risk, to issue paper on the international capital markets at costs substantially below those of its government on similar issues.

Petrobras International Finance – Pifco used this mechanism in two issues of US$ 450 and US$ 600 million with terms of seven and ten years respectively. These issues received an award for the operation of the year, presented by two respected financial market publications: *IFR* and *Latin Finance.*

In September Petrobras achieved another first in obtaining the classification Ba1 in foreign currency from Moody's -- three levels above sovereign risk and only one below investment grade. In this decision, Moody's recognized the strength of Petrobras' strategy, the size of its assets, revenues and oil and gas reserves, the importance of its operations' integration and the effective dollarization of its earnings.

A prepayment operation for bunkering and fuel oil exports of US$ 750 million was concluded in December. This issue forms part of the US$ 1.5 billion program and was placed on the international capital market through three note issues with an average term of between six and eight years at Libor + 0.90% per year on the variable portion and 6.80% per year on the fixed portion. This was the Company's international issue with the lowest cost.

Two operations for the sale and chartering of four platforms were also concluded, which next year will provide funds of the order of US$680 million for investment by the Company in line with its *objectives of extending maturities and* reducing costs.

In December an important operation was concluded for an exchange of securities (NTN-Ps for NTN-Bs) worth R$8 billion with the Treasury. The securities disposed of (NTN-Ps) were originally received by Petroquisa and Gaspetro in return for shareholdings in companies privatized by the Union which lacked liquidity. The new securities (NTN-Bs) can be freely traded on the market and have a remuneration and maturity profile attractive to pension funds, thereby enabling the Company to use all this paper to pay future commitments to Petros. The exchange of securities which had been expected by the market, strengthens investor confidence in Company management, preparing the way for an investment grade rating.

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

RISK MANAGEMENT

During 2001 market risk management featured the use of a statistical model based on the Value at Risk or VaR methodology introduced during the previous year. These concepts have been improved and put to greater use within the Company, which has started to use this tool for evaluating new investments and its existing portfolio.

Evaluation using VaR makes it possible to consolidate different risk factors (interest, exchange rates and commodities) into a single common factor applicable to all activities. In this way, the Company now has a more precise assessment of the impact of changes in market conditions on its results and of the alternatives available for reducing these risks.

Subsidiaries' financial flows and the reorganization of the system's data input system have been completed by business unit. In this way it has become possible to evaluate market risk for each of the Group's businesses or companies, as well as making an analysis of the Company on a consolidated basis.

Besides VaR, risk evaluation takes into account the effects of scenarios with drastic alterations to the factors affecting Petrobras' financial performance (stress testing). Specialized consultants validate the scenarios used in these analyses.

Prices and analyses of some of the Company's individual exposures

A substantial part of the Company's revenue is obtained on the Brazilian market from the sale of oil derivatives in reais. However, as the deregulation of the oil industry proceeds a closer relationship with the international market requires that a large proportion of the Company's products should remain in lin e with international prices for oil derivatives. Consequently, changes in the exchange rate are offset with a time lag of one month, both for derivatives with controlled prices and for those whose prices have been freed.

As a result of this pricing policy:

- A substantial amount of Petrobras' future operating cash flow is closely linked to the US dollar;
- Although most of its debt is dollar-nominated, a devaluation of the real against the US dollar only has a major impact in the short-term, since operating cash flow -- closely linked to the dollar -- contributes to absorbing the exchange risk;
- The risk of fluctuations in the exchange rate and import prices for supplying the domestic market is significantly reduced.

Commodity price risk

The policy for managing oil and derivatives prices consists mainly in protecting specific short-term commercial flow positions (a maximum of six months). Commodity prices are hedged by using future contracts, swaps and options. During the period ending December 31 2001, hedging operations represented 13% of the Company's total export sales.

Exchange risk

Derivative operations were not used during 2001 as a protection against exchange variations. Operations carried out in 2000 of approximately US$ 500 million involving long-term debt contracted in Japanese yen, Italian lira and Austrian shillings remain available, through the use of options, for limiting fluctuations in the US dollar rate. In addition, cash of around US$ 1.8 billion invested in dollar-denominated paper contributed to reducing the Company's exchange risk.

The VaR of debt derivative positions with a 95% confidence level and one month time limit was US$ 13.8 million at December 31, 2001.

Interest rate risk

Approximately 60% of Petrobras' debt carries floating interest rates. Most of the debt expressed in foreign currency with floating interest rates follows the London interbank rate (Libor) while the main reference for debt contracted in reais is the Long-term Interest Rate (TJLP) fixed by the Central Bank of Brazil.

An average increase of 1% in annual interest rates at December 31 2001 would raise the cost of existing debt by around US$ 70 million (before tax) during 2002. This amount has been calculated without taking into consideration changes in other indicators relating to interest or additional income earned on investments.

Use of derivatives

Petrobras does not use derivatives for commercial or speculative purposes.

Every operation involving derivatives is approved by the Executive Board for the purpose of protecting the Company's real positions and reducing uncertainties surrounding the results of these positions. In this way, changes in the market value of derivatives sold are normally offset by changes in the assets, the policy or transaction which they are intended to protect. Besides this, the Company only sells conventional and liquid derivatives on long-established futures markets or to large financial institutions.

All Petrobras' trading activity in derivatives is carried out by teams (financial derivatives and commodities), made up of specialists with substantial experience in the area.

Insurance

A basic Petrobras philosophy is to contract insurance for risks which might threaten its economic or financial equilibrium. It also contracts insurance when obliged to do so by law or contractual commitments.

Risks relating to assets of insignificant value are not insured. Some risks are not covered as a result of technical studies which take into account the cost of the premium, the maximum probable loss and the level of probability that a loss will occur, among other factors.

Installations including refineries and platforms are covered by Major Fire/Operating Risk and Oil Risk policies to an amount in excess of US$ 20 billion. Domestic and international trade movements are covered by transport policies and the fleet of vessels is covered by hull and machinery policies. Civil liability and environmental risks are insured under different policies with cover calculated by a specific methodology.

Assets are valued for insurance purposes at replacement cost, calculated by Petrobras or specialized valuation companies. In order to calculate cover values the

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

"Maximum Probable Loss-Accident (DAMP-SIN)" program has been developed in order to simulate the impact of a particular accident on the operating units' installations and to calculate the potential damage caused.

The year 2001 was marked by the accident to the P-36 platform and its subsequent sinking on March 20, with the loss of 11 colleagues. The insurance claim of US$ 496.75 million was paid in record time. The loss of P-36 coupled with a rising trend in the insurance/reinsurance market affected renewal of the Oil Risk and Major Fire/Operating Risk insurance falling due only 15 days after the accident. On an annualized basis, the premium increased by almost 360% compared with the previous period.

An understanding and monitoring of the quality of the Company's risk management by the entire insurance market is of fundamental importance to Petrobras. In this context, our installations are regularly inspected by independent valuation companies. After each inspection a series of recommendations is made aiming at reducing the risks relating to the unit inspected.

These recommendations are analyzed and may be incorporated into the Program for Excellence in Environmental and Operating Safety Management (Pegasus), to which funds of US$ 1.3 billion have been allocated through 2005 in order to bring the Company up to international standards of Health, Safety and the Environment.

The analyses and follow-up of recommendations arising from risk audits as well as the development of the Pegasus program and all the Company's activities in the area of Operating Safety, Health and the Environment are systematically passed on to the insurance market.

STRATEGY

The updating of the Strategic Plan of the Petrobras System, finalized in October 2001, confirms the Mission and guidelines of Vision 2010. The strategies of leading the Brazilian oil, oil products and natural gas market, of consolidating as an energy company and selectively expanding international operations are maintained.

The projected targets continue to incorporate the attention given by the Company to protect its market shares in the various markets where it operates and to expand the focus on increasing shareholder value.

Strategic Positioning

The consolidation of the new organization structure implemented in October 2000 enables the strategic positioning of the Company to be strengthened, making corporate strategies even more precise.

Consolidate competitive advantages in the domestic oil and oil products market.

- Expand reserves and production;
- Lead offshore activities in deep and ultra deep waters;
- Maintain leadership in the Brazilian oil products market;
- Emphasize integrated operation and logistical capabilities;
- Raise the quality standards of products and services;
- Invest in heavy oil processing technology.

Lead the Brazilian natural gas market and operate in an integrated way in the electric power market.

- Promote the development of the domestic natural gas market;
- Develop the interruptible natural gas market;
- Attain leadership in the distribution of natural gas;
- Consolidate position in the domestic electric power market;
- Strengthen natural gas and energy sales capabilities;
- Develop the market for alternative energy solutions.

Expand international operations

- Concentrate E&P efforts on Latin America, Gulf of Mexico and West Africa as priorities;
- Acquire reserves, giving priority to focus areas;
- Operate in refining, marketing and distribution in such a way as to integrate markets in South America;
- Ensure refining capacity in the United States and the Caribbean;
- Position the company as one of the principal players in the natural gas market in the Southern Cone.

The principal corporate targets for 2005 are the following:

- Produce 2.57 million barrels of oil equivalent per day (boe/d), of which 2.27 million boe/d will be produced in Brazil and 0.30 million boe/d abroad;
- The volume processed should be 2.06 million barrels of oil per day, of which 1.80 million in Brazil and 0.26 million abroad;

- Pursue productivity improvements, reducing the lifting cost to US$ 2.80/boe (in Brazil and abroad) and the refining cost to US$ 0.85/bbl (in Brazil). Seek a minimum Return on Invested Capital (Roic) of 14%, considering a scenario of US$ 15/bbl for Brent crude;

- The financial leverage – net indebtedness/(net indebtedness + shareholders' equity) ratio – should be between 25% and 35%;

- The frequency of accidents involving lost working time should be 1.5 per million man-hours of exposure to risk (TFCA) for company employees and contractors.

The Company will continue to base realization of strategic objectives and targets on a set of corporate policies:

Corporate action

- Evaluate the entrepreneurial performance of the business units using a system of responsibilities and consequences;

- Exercise proactive action vis-à-vis regulatory agencies;

- Integrate the Company's logistics systems with those of subsidiaries and clients, enabling cost reductions and market share gains;

- Adopt e-business practices aimed at reducing costs and increasing efficiency throughout the Company;
- Promote the strengthening of technological capabilities to achieve cost reductions.

Discipline in capital management

- Manage the business using Return on Invested Capital (Roic) indicators;
- Evaluate in a systematic and integrated way the project portfolio of the Petrobras System;
- Manage market risks in an integrated manner, both for projects, trading, financial exposure and acquisitions.

New business development

- Use partnerships as an instrument to leverage market position, dilute risks and attract investments to make projects viable;
- Take advantage of existing assets to expand business.

Human resources

- Preserve and improve technical capabilities;

- Mobilize talents and develop capabilities;
- Adjust staff to business strategies and objectives;
- Promote management practices that strengthen employee motivation, satisfaction and commitment;
- Promote a business culture that emphasizes team and individual results;
- Adjust outsourcing practices in such a way as to stimulate continual improvements by contractors.

Operational Safety, Environment and Health (HSE)

- Educate, train and promote awareness of employees as regards HSE issues, also involving suppliers and partners;
- Adopt a contribution to improve HSE performance in the corporate consequence and recognition systems;
- Act preventively to protect people and environment by identifying and monitoring operational risks;

- Maintain the Company permanently prepared for emergencies and act to mitigate their impacts;

- Act to manage the environmental and social impacts of operations;

Investments

In order to provide support for the Petrobras System's operations, investments of US$ 31.7 billion are planned over the period 2001-2005. Of this total, US$ 7.3 billion will be invested abroad in the acquisition of reserves, production of oil and natural gas and fuel refining and distribution.

The sources of the investments are divided into US$ 28.1 billion of Company equity plus conventional financing, corresponding to 89% of the total, and US$ 3.6 billion of project finance, equivalent to 11% of the total.

CAPITAL MARKETS

An unprecedented combination of factors, which led the world capital markets - and especially the stock exchanges - to extreme volatility, frustrated the expected growth rate of the Brazilian economy, forecast at 4.5%, and the inflation target of 6% established by the Central Bank.

The international economic situation - which was already reflecting the reduced level of activity of the US economy, the worsening of the economic crisis in Argentina and the fall in the price of oil - was directly impacted by the September 11 terrorist attacks. Perplexity and fear affected important segments of the world economy such as tourism and aviation. In order to stimulate economic activity, the United States government reduced interest rates and taxes and increased public spending. However these measures were insufficient to revert the downward trend of the markets.

This unfavorable scenario, together with the climate of uncertainty caused by energy rationing in Brazil, the anticipated influence of election polls on expectations and the currency devaluation also resulted in a poor performance by the Brazilian stock market. The São Paulo Stock Exchange closed the year with of fall of 11.02% and the Dow Jones and Nasdaq indices fell by 7.10% and 21.05% respectively.

Nominal Variation	
Share/Index	(%)
Petrobras ON	8.23
Petrobras PN	11.73
Level III ADR (ON)	-7.72
Level III ADR (PN)	-3.89
IBOVESPA	-11.02
Dow Jones	-7.10
Nasdaq	-21.05

Despite the excellent operating results obtained during the year and the solid fundamentals sustaining the Company, this adverse scenario was reflected in the valuation of the Company's shares and ADRs.

FMP – FGTS Petrobras

The shareholders that opted to maintain Petrobras stock as part of their Government Severance Indemnity Fund for Employees (FGTS) portfolio obtained an excellent gain. From August of 2000, when the operation to sell the common stock was effected, up to the end of the 2001 financial year, the stock appreciated by

52.3% (not including dividends), compared with a yield of 7.0% credited to the FGTS balances, which are remunerated at the Reference Rate (TR) plus 3% per annum.

Public offer to sell preference shares

Despite the great market volatility, on July 19 the National Economic and Social Development Bank (BNDES) made a public offer of 41 million preference shares. The placement time - 21 days - was a record in Latin America, with a financial volume reaching US$ 807.0 million. The shares were oversubscribed by a factor of 1.74, with 50% of the purchase orders coming from new investors and 80% of the shares acquired by international investors. In addition, 50% of the offer was taken up by global investors not dedicated to the energy/oil sector or Latin America. With this, the free float (portion of shares available for trading on stock exchanges) increased to 59.3% of the capital stock.

ADR program

With the realization of the public offer of preference shares, the category of the American Depository Receipts (ADR) program was modified from level II to level III. The objective was to comply with the requirements of the regulating agency of the US stock markets, the Securities and Exchange Commission (SEC), providing the operation with greater credibility and visibility.

The ADR program is fully consolidated and is showing an excellent performance, both in yield and volumes traded, reaching a daily trading volume of 841,684 common shares and 537,892 preference shares. At the end of 2001 there was a balance of 143,989,548 level III ADRs for ON Shares and 153,843,616 for the PN shares, corresponding to a market valuation of US$ 6.8 billion.

The ADRs already represent a significant portion of the Company's capital, with 22.7% of the voting capital and 34.0% of preference shares.

Market valuation

The currency devaluation directly affected the market valuation of the Company in dollars, which reached US$ 24.4 billion at the end of the year, a reduction of 7.2% compared with December 2000.

Financial Analysis

Financial highlights (1)

	Consolidated		Parent company	
			December 31	
	2001	2000	2001	2000

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Gross operating revenue (R$ millions)	79.906	64.262	68.342	57.196
Net operating revenue (R$ millions)	57.512	49.782	49.093	44.628
Results:				
Company's own activities	9.669	9.685	7.763	8.907
Subsidiary and affiliated companies	198	257	2.531	1.252
Net income (R$ millions)	9.867	9.942	10.294	10.159
Stockholders' equity (R$ millions)	28.967	24.946	29.711	25.259
Permanent assets (R$ millions) (2)	29.538	26.009	27.503	26.743
Equity to debt ratio (3)	45/55	42/58	48/52	43/57
EBITDA (R$ millions) (4)	17.250	18.270	14.577	16.527

Notes:

(1) The figures in Reais (R$) in this financial analysis were prepared in accordance with accounting principles prescribed by Brazilian Corporate Law and the regulations established by the Brazilian Securities Commission - CVM.

(2) Includes "investments in subsidiaries, affiliated companies and others", "property, plant and equipment" and "deferred charges".

(3) Includes indebtedness contracted by the Special-purpose Companies with which PETROBRAS structured projects using "Project Finance".

(4) Earnings before income tax and social contribution, minority interest, financial income, financial expenses, monetary and exchange variation on monetary assets and liabilities, net, equity adjustment, and depreciation, amortization and abandonment cost.

1 Consolidated gross operating revenue

Consolidated gross revenue for the year ended December 31, 2001 amounted to R$ 79.906 million, a growth of 24% compared to 2000, as shown below:

	In millions of reais			
	2001	**%**	**2000**	**%**
PETROBRAS (Parent company)	68.342	85.5	57.196	89.0
BR DISTRIBUIDORA	19.955	25.0	15.459	24.0
BRASPETRO and Subsidiaries	11.762	14.7	12.311	19.2
GASPETRO and Subsidiaries	391	0.5	229	0.4
TRANSPETRO and Subsidiary	1.226	1.5	571	0.9
PIFCO and Subsidiaries	14.552	18.2	12.096	18.8
DOWNSTREAM and Subsidiaries	4.463	5.6		
Intercompany sales	(40.785)	(51.0)	(33.600)	(52.3)
	79.906	100.0	64.262	100.0

PETROBRAS sales of products and services to its subsidiaries and affiliates represent around 28% of the Company's gross revenue, with the emphasis on transactions with BR which amount to 21% of the total (20% in 2000).

Revenue - Parent company

As part of the deregulation process of the Brazilian oil and gas industry, on January 4, 2001 the Federal Government announced that the billing prices of diesel oil, gasoline and liquefied petroleum gas (LPG) would be established quarterly in accordance with a restatement index (IR) calculated based on a formula reflecting the real/dollar exchange variations and the price of Brent crude oil during the prior quarter. However if the IR were to be positive, the Federal Government could grant lower increases in the price of the oil products. On the other hand, if the IR were to be negative, the Federal Government could only grant lower reductions in the price of the oil products if the average PPE for the said oil products had been negative during the prior quarter. In accordance with this new methodology, the Company's billing prices for gasoline and diesel oil were reduced by 5.51% and 3.63% respectively as from April 6, 2001. On July 6, 2001, the selling prices of gasoline, diesel oil and LPG were increased by 10.42%, 8.27% and 4.34% respectively, and the products were increased again by 4.08% on October 5, 2001.

Deductions

The sales deductions that make up the gross consolidated billing amounted to R$ 22.394 million, an increase of 55% in relation to the previous year.

These deductions basically comprised the following:

- ICMS - Value-added Tax on Sales and Services (R$ 11.944 million)
- PPE - Parcela de Preços Específica (Specific Parcel Price) (R$ 2.246 million)
- PASEP - Public Service Employees Savings Program (R$ 1.370 million)
- COFINS - Tax for Social Security Financing (R$ 6.317 million)

The PPE was generated by the sale price of controlled oil products (gasoline, diesel, LPG, aviation kerosene until June 6, 2001, and fuel oils until August 10, 2001) and represents the difference between the value of the invoicing of these products at the refineries (net of ICMS and other sales deductions), and their respective realization prices, which are affected by changes in the international market prices for oil products and, also, changes in the exchange rate.

The collection of PPE was R$ 2.246 million during the 2001 financial year, as a result of the new billing price policy established by the Federal Government and the effects caused by reductions in the price of oils and oil products on the international market, partially offset by an increase in exchange rate.

Net revenue

After deducting taxes and other charges on revenue, net consolidated sales amounted to R$ 57.512 million in 2001 (R$ 49.782 million in 2000), as shown below:

	In millions of reais			
	2001	**%**	**2000**	**%**
PETROBRAS (Parent company)	49.093	85.4	44.628	89.6
BR DISTRIBUIDORA	16.120	28.0	12.233	24.6
BRASPETRO and Subsidiaries	11.237	19.5	11.727	23.6
GASPETRO and Subsidiaries	343	0.6	202	0.4
TRANSPETRO and Subsidiary	1.148	2.0	550	1.1
PIFCO and Subsidiaries	14.552	25.3	12.096	24.3
DOWNSTREAM and Subsidiaries	3.007	5.2		
Inter-Company sales	(37.988)	(66.0)	(31.654)	(63.6)
	57.512	100.0	49.782	100.0

Net operating revenue for oil products in the domestic market is affected by the international market, and therefore takes into account variations in the U.S. dollar rate and changes in the international prices of oil products.
The main components of PETROBRAS (Parent company) net operating revenue are shown below:

Net Operating Revenue	**2001**		**2000**	
Domestic market	**1000 m3**	**In millions of reais**	**1000 m3**	**In millions of reais**
	(Unaudited)		**(Unaudited)**	
Diesel oil	**34.068**	**16.489**	**35.204**	**15.038**
Gasoline	**14.874**	**7.993**	**16.925**	**8.214**
Fuel oils	**8.651**	**2.486**	**10.116**	**2.502**
Naphtha	**11.722**	**4.170**	**13.980**	**5.002**
LPG	**12.370**	**4.940**	**12.870**	**4.435**
Other	**10.488**	**4.711**	**10.551**	**3.961**
Total oil products	**92.173**	**40.789**	**99.646**	**39.152**
Natural gas	**7.750**	**1.596**	**6.031**	**967**
Hydrated alcohol	**119**	**63**	**649**	**298**
Other products	**3.565**	**910**	**1.749**	**316**
	103.607	**43.358**	**108.075**	**40.733**
Foreign market	**17.447**	**5.514**	**11.711**	**3.810**
Services		**221**		**85**
	121.054	**49.093**	**119.786**	**44.628**

There was a growth of 6% in PETROBRAS (Parent company) net operating revenue on the domestic market in 2001 compared with the previous year.

PETROBRAS (Parent company) domestic sales volume in 2001 decrease 4.13% in relation to 2000.

Exports by PETROBRAS in 2001 reached R$ 5.514 million, 44.72% higher than exports achieved in 2000 (R$ 3.810 million). The result achieved basically reflects the increased exports of gasoline, as a function of reduced sales on the domestic market, together with an increase in sulfur-free petroleum as a result of the increased production of the Marlim field.

2- Financial expenses and income

Net financial expenses and income totaled R$ 1.343 million - Consolidated and R$ 512 million - Parent company, (R$ 1.117 million and R$ 1.030 million in 2000, respectively). The consolidated financial expense increased as a result of devaluation of the real against the US dollar (18.67% in 2001 and 9.3% in 2000), despite the increase in cash levels and a reduction in indebtedness "on balance". The improvement in the Parent company when compared to 2000 is a result of funds raised through the subsidiary PIFCo.

PETROBRAS and its subsidiaries have close commercial and financial ties with the international market, involving foreign currency operations that suffered from the impact of devaluation of the real, fully recognized under income for the financial year.

3- Exploratory costs for the extraction of crude oil and gas / research and technological development

The costs of geological and geophysical activities and those of the exploration of dry wells and those on unproven reserves, in 2001, amounted to R$ 1.076 million - Consolidated (R$ 1.088 million in 2000) and R$ 877 million - Parent company (R$ 1.004 million in 2000) and are recorded in net income for the year.

The consolidated cost of research and technological development, included in net income for the year, was R$ 310 million (R$ 263 million in 2000) and Parent company - R$ 309 million (R$ 262 million in 2000).

4 Provision for doubtful accounts

In the construction/conversion of vessels into "FPSO - Floating Production, Storage and Offloading" and "FSO - Floating, Storage and Offloading", bearing in mind the contractual default of the constructors, BRASOIL contributed financial resources to the amount of R$ 1.234 million on behalf of the constructors directly to the suppliers and subcontractors, to avoid further delays in the construction/conversion, and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these expenses can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed to obtain financial reimbursement with international courts. However, as a result of the litigious nature of the assets and the uncertainties as regards the probability of receiving all the amounts disbursed, on a conservative basis BRASOIL raised a provision for doubtful accounts for all credits that are not backed by collateral, to the amount of R$ 1.009 million, classified under other net operating expenses in the Company's Income Statement.

5 Sale of platforms

In the 2001 financial year, PETROBRAS recorded a gain of R$ 831 million on the sale of platforms held by subsidiaries, classified under other non-operating revenue (expense) in the Income Statement.

6 Employee profit-sharing

In the 2001 financial year, PETROBRAS recorded provisions for employee profit-sharing (PLR) in the amount of R$ 416 million - Consolidated and R$ 380 million - Parent company, in accordance with the 2001/2002 collective bargaining agreement.

7 Income tax/social contribution on income

In the 2001 financial year, income tax and social contribution on income amounted to R$ 3.875 million - Consolidated and R$ 3.404 million - Parent company (R$ 4.361 million and R$ 3.935 million in 2000, respectively). The provision for income tax and social contribution on income of BRASPETRO and TRANSPETRO in the amount of R$ 231 million, levied on income generated by overseas subsidiaries during the period from 1996 through December 2001, became payable irrespective of the time of financial realization in Brazil, in accordance with Provisional Measure 2158-35 dated August 24, 2001.

8 Consolidated income

The consolidated net income, after the elimination of intercompany transactions and segregation of the minority interests in subsidiary and affiliated companies, amounted to R$ 9.867 million (R$ 9.942 million - 2000), as shown below:

	In millions of reais	
	2001	**2000**
PETRÓLEO BRASILEIRO S.A. - PETROBRAS	10.294	10.159
PETROBRAS QUÍMICA S.A. - PETROQUISA	631	464
PETROBRAS DISTRIBUIDORA S.A. - BR	374	278
PETROBRAS GÁS S.A. - GASPETRO - Consolidated		
PETROBRAS GÁS S.A. - GASPETRO	62	(20)
TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA-BRASIL S.A. - TBG	(739)	(532)
SERVIÇOS DE TELECOMUNICAÇÕES S.A. - DATAFLUX		
Eliminations and adjustments	358	325
	(319)	(227)
DOWNSTREAM PARTICIPAÇÕES S.A. - Consolidated		
OWNSTREAM PARTICIPAÇÕES S.A.	190	
ALBERTO PASQUALINI S.A. - REFAP	191	

5283 PARTICIPAÇÕES LTDA.	(790)	
Eliminations and adjustments	599	
	190	
PETROBRAS TRANSPORTE S.A. - TRANSPETRO - Consolidated		
PETROBRAS TRANSPORTE S.A. - TRANSPETRO	287	101
FRONAPE INTERNATIONAL COMPANY - FIC	(1)	1
Eliminations and adjustments	1	(1)
	287	101
PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCO - Consolidated		
PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCO	54	19
PETROBRAS NETHERLANDS B.V.		
PETROBRAS EUROPE LIMITED		
PETROBRAS FINANCE LTD.		
Eliminations and adjustments	(19)	
	35	19
PETROBRAS INTERNACIONAL S.A. - BRASPETRO - Consolidated		
• PETROBRAS INTERNACIONAL S.A. - BRASPETRO	1.216	488
• BRASPETRO OIL SERVICES COMPANY - BRASOIL	983	252
• PETROBRAS AMERICA INC.	68	80
• BRASPETRO OIL COMPANY - BOC - Consolidated	(39)	(46)
Eliminations and adjustments	(1.012)	(286)
	1.216	488
Less: Eliminations and adjustments	(2.479)	(1.262)
Minority interests	(362)	(78)
	9.867	9.942

8.A Equity method

The subsidiaries generated profits of R$ 2.274 million (equity method) for PETROBRAS in 2001.

Subsidiary	In millions of reais 2001	2000
BR	186	204
PETROQUISA	625	459
BRASPETRO	1.152	488
GASPETRO	62	(20)
TRANSPETRO	260	102
PIFCO	57	19
DOWNSTREAM	189	
5283 PARTICIPAÇÕES	(257)	
	2.274	1.252

8.B Highlights of consolidated income

In computing consolidated income, the following facts should be highlighted:

- The gross margin reached 39% (42% in 2000). This performance principally reflects the behavior of realization prices of basic oil products in Brazil (average of R$ 70.91 per bbl in 2001), parameterized to international market quotations, leading to net operating revenues of R$ 57.512 million (R$ 49.782 million in 2000), combined with a higher participation of domestic petroleum in the production of oil products in Brazil. In relation to the 2000 financial year, these factors were insufficient to neutralize the impact of the increased cost of oil and oil products imports, the share of third parties in joint-ventures and government participations in the cost of sales, principally as a function of the appreciation of the dollar in relation to the real (18.67% in 2001 and 9.30% in 2000);

- Government participations totaled R$ 4.434 million, showing an increase of R$ 1.187 million (37%) in relation to the 2000 financial year (R$ 3.247 million), as a result of the increase in oil and gas production, devaluation of the real against the US dollar and reclassification of the Marlim and Albacora fields in the Special Participation (ANP Administrative Rule 10/98) Calculation Tables, which generated an increase in the calculation of government participations;

- Recognition of extraordinary expenses to the amount of R$ 969 million due to adjustments recommended to the Company by the Interministerial Workgroup that performed the audit on the Petroleum and Alcohol accounts;

- Provision of R$ 416 million for employees' participation in the income/results in the year ended 2001;

- Net loss in the write-off of assets (assets and deferred expenses) related with the accident to the P-36 Platform amounting to R$ 286 million;

- Provision for doubtful accounts to the amount of R$ 1.009 million as a result of advances to third parties during the construction phase of oil platforms;

- Gain on R$ 831 million on the disposal of oil and gas production platforms;

- Gain on the sale of an international subsidiary in the amount of R$ 228 million (US$ 85 million) and

- Tax savings (income tax and social contribution on income) in the amount of R$ 735 million derived from provisioning stockholders' remuneration as interest on capital.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

8.C Results of the Subsidiaries

Significant information regarding the results of the subsidiaries:

- **PETROQUISA -** The net income of PETROQUISA was R$ 631 million (R$ 464 million in 2000), and includes pre-tax financial income on National Treasury Notes - series P (NTN-P) to the amount of R$ 256 million (R$ 275 million in 2000), plus equity gains on affiliated companies amounting to R$ 93 million, which reflects the performance of the petrochemical complexes, which were affected by the consequences of the currency devaluation on the indebtedness of the companies and reductions in their contribution margins. It also includes an extraordinary gain of R$ 151 million resulting from a reversal of the provision for taxes recorded on a conservative basis during prior periods, by the realization of a revaluation reserve referring to subsidiaries and affiliates at the time when they were divested as part of the National Privatization Program - PND. The provisioning of interest on capital led to tax savings amounting to R$ 89 million.

- **BR -** The net income of BR was R$ 374 million (R$ 278 million in 2000), principally as a result of increases in fuel billing prices associated with the positive consequences of government measures regulating the distribution market as from July 2000, an increase in the sales volume by 3.2% in relation to 2000, as a result of the increased demand for fuel and regulations issued by ANP stipulating penalties for gas stations that fail to sell products from distributors under whose brand they operate, a provis ion of R$ 22 million for employee profit-sharing and the tax benefit amounting to R$ 21 million generated by the provision for interest on capital during the financial year. The BR market share of the fuel distribution market reached 32.8% in 2001 (32% in 2000).

- **TRANSPETRO -** The consolidated net income was R$ 287 million (R$ 101 million in 2000), derived from the operation of 63 vessels: 30 TRANSPETRO vessels and 33 vessels received on a bare-boat basis (30 from PETROBRAS and 3 from BRASOIL).

Of the 30 vessels owned by TRANSPETRO, 8 were acquired on December 17, 2001 by a capital contribution made by PETROBRAS.

- **GASPETRO** - The consolidated loss in 2001 was R$ 319 million (R$ 227 million in 2000), principally derived from the currency devaluation of 18.67% during the period, which generated expenses with exchange variations on indebtedness to an amount of R$ 195 million.

- **BRASPETRO** - Consolidated net income was R$ 1.216 million (R$ 488 million in 2000), principally derived from the following extraordinary items: sale of a stockholding in a subsidiary company to an amount equivalent to R$ 228 million, revision of the charter rates for platforms leased to PETROBRAS, generating an extemporaneous income of R$ 539 million, reimbursement of the insurance for the claim relating to the P-36 platform to the amount of R$ 397 million, the disposal of oil and gas production platforms, which generated a profit of R$ 749 million and recognition on a conservative basis of a provision for doubtful accounts to the amount of R$ 1.009 million related with amounts receivable on account of advances made during the construction phase of the platforms P-36, P-37, P-38 and P-40.

- **PIFCo** - Consolidated net income was R$ 35 million (R$ 19 million in 2000), derived principally from the gain obtained on the sale of the platform P-47 to the amount of R$ 82 million, and income generated by commercial operations abroad to the amount of R$ 16 million, offset by financial expenses resulting from loans and financing.

- **DOWNSTREAM** - The net income consolidated was R$ 190 million and reflects the earnings of its controlled company REFAP S.A. On December, 2001, DOWNSTREAM acquired 67.5% of 5283 PARTICIPAÇÕES LTDA., which owns 99.6% of the Argentine company EG-3 S.A..

9 Petroleum and Alcohol accounts

Realization of account balance

The balance of the Petroleum and Alcohol accounts as of December 31, 2001 signified that PETROBRAS had a total credit with the federal government of R$ 187 million, representing a reduction of R$ 2.764 million in relation to December 31, 2000, due to the surplus of the PPE amounting to R$ 2.246 million, plus adjustments recognized by the Company and found by the Interministerial Workgroup set up to certify the accuracy of the debit balance of the Petroleum and Alcohol accounts, to the amount of R$ 969 million.

Surplus PPE revenues reflected the price increases in sales and the 17% reduction in the average value of realization prices of controlled products (R$ 79.62 / bbl - 2000 and R$ 66.00/bbl - 2001), wich is the result of lower prices for oil products in the international market, despite of the devaluation of the real against the US dollar.

Interministerial Workgroup

In December of 2001, the final report on the audit performed by the Workgroup constituted by Interministerial Administrative Rule No 336 of September 22, 1999 to certify the regularity and accuracy of the Petroleum and Alcohol accounts debit balance for the period from April 1, 1992 to June 30, 1998 was submitted to the Company. Part of the certification was concluded in 2000, resulting in a reduction in the Petroleum and Alcohol accounts balance during the financial year of R$ 210 million.

In 2001, the adjustments found by the Interministerial Workgroup resulted in a reduction of R$ 969 million, and refer to regularization of procedures adopted to compute the result of alcohol sales and incorrect reimbursements, principally due to the movement of oil products and alcohols by sea, pipeline, railroad and road, plus port expenses, together with the disallowance of the credit adopted in calculating the financial remuneration of the Petroleum and Alcohol accounts for the period from September 1994 through June 1996, to the amount of R$ 544 million.

The loss resulting from the amount disallowed referring to the criterion adopted to calculate the financial remuneration on the Petroleum and Alcohol accounts was compensated by a gain to the same value, resulting from an increase in the face value of notes received in the negotiation with the Federal Government, and therefore there was no net effect on income for the period.

Changes in Petroleum and Alcohol accounts

	In millions of reais	
	2001	**2000**
Balance at January 1	2.951	2.419
Receipts from PPE	(2.246)	533
Reimbursement to the third parties	151	35
Reimbursement to PETROBRAS	262	110
Financial charges	38	64
Regularizations - GTI*	(969)	(210)
Balance at December 31	187	2.951

(*) Interministerial Workgroup.

Accounts settlement with the Federal Government

As of December 31, 2001, the balance of the National Treasury Notes - Series H (NTN-H) issued in favor of PETROBRAS for the purpose of guaranteeing payment of the debit balance of the Petroleum and Alcohol accounts totaled R$ 213 million. The Federal

Government may, at its own discretion and based on realization of the balance of these accounts and after authorization by PETROBRAS, fully or partially cancel the notes in advance. Up to December 31, 2001, 5.634 thousand NTN-H had already been cancelled. The NTN-H mature on June 30, 2003 and the Company is not currently entitled to any other usage, redemption or transfer rights on the NTN-H.

The result of the audit to certify the regularity and accurateness of the Petroleum and Alcohol accounts debit balance for the period from July 1, 1998 to December 31, 2001, to be performed by the National Petroleum Agency - ANP, will enable the accounts settlement with the Federal Government to be concluded, which should be formalized by means of an Acknowledgement of Indebtedness to be signed by June 30, 2002, which may be extended to December 31, 2002, in accordance with Provisional Measure No. 18 of December 28, 2001.

Liberation of the fuel market in Brazil

In accordance with Laws No 9478 (Petroleum Law) and No 9990, dated August 6, 1997 and July 21, 2000 respectively, the fuel market in Brazil was totally liberated as from January 1, 2002.

As a result PETROBRAS is no longer obliged to charge the prices established by the federal government on the sale of oil products and the realization value will no longer be established based on a formula parameterized to the international market. As a consequence the PPE was extinguished.

By means of Law 10336 dated December 19, 2001, the Contribution for Intervention in an Economic Domain-CIDE was introduced, levied on the import and sale of fuel, the value of which is established in Reais, by the measurement unit of each product.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol accounts will no longer be used to reimburse expenses related with the supply of oil products and alcohol to PETROBRAS and third parties.

As from December 31, 2001, management of the programs and operations related with alcohol, approved by the Interministerial Sugar and Alcohol Council, together with the administration of the portion of funds necessary for financial support, will become the responsibility of the Ministry of Agriculture and Supply, according to Decrees 3890 of August 17, 2001 and 4030 of November 23, 2001.

In accordance with Administrative Rule No 301 of December 18, 2001, PETROBRAS is authorized to export from the state where it is located or mix with automotive gasolines, the portion of alcohol fuel stocks held by the company whose acquisition was not derived from rulings by the Interministerial Sugar and Alcohol Council - CIMA. However it may not record any cost or expense of any nature related with maintaining regulatory stocks of fuel alcohol, both anhydrous and hydrated.

10 Bond swap with the Treasury

On December 28, 2001, a contract was entered into with the federal government to exchange National Treasury Notes - Series P (NTN-P), received by the Company and subsidiaries during the denationalization process of stockholdings, for National Treasury Notes - Series B (NTN-B).

The NTN-P of other subsidiaries were transferred at par to PETROBRAS in the form of dividend payments, interest on capital, loans and other financial liabilities. Also on December 28, 2001, in accordance with a contract signed between PETROBRAS and PETROS, the rights on the NTN-B notes were transferred to PETROS in full payment of the debt related with the Pre-70 Group, on the amount of R$ 5.637 million was formalized by means of a contract between the parties, stipulating holding the notes in the PETROS portfolio until the maturity dates.

The balance of NTN-B not utilized in settling the debt, amounting to R$ 2.544 million, refers to an advance to cover the incentives given to participants of the PETROS Plan to migrate to the PETROBRAS VIDA plan, including the amount of R$ 665 million, which as of December 31, 2001 represented a revenue to compensate for the disallowance made during the audit procedures of the Petroleum and Alcohol Accounts by the Interministerial Workgroup.

11 Inventories

The consolidated inventories of alcohol, raw materials and oil products were 4% lower than at December 31, 2000, whereas there was a 10% decrease in inventory balances in the parent company, due mainly to the increase in the prices of oil and oil products on the international market.

	In millions of reais	
	Consolidated	Parent company
• Raw material	1.646	1.461
• Oil products	2.794	2.324
• Alcohol	432	363
	4.872	4.148

12 Asset swap - PETROBRAS and REPSOL-YPF

On December 17, 2001, the Final Agreement for the Asset Swap between PETROBRAS and REPSOL-YPF was signed.

In order to make the swap viable, PETROBRAS transferred the assets of the Alberto Pasqualini Refinery to the subsidiary REFAP S.A. as a capital contribution on January 2, 2001 and on February 5, 2001 its shares in the capital of REFAP S.A. to its subsidiary DOWNSTREAM PARTICIPAÇÕES S.A., which transferred 30% of its shares in the capital of REFAP S.A. to its subsidiary REFISOL S.A on February 6, 2001.

Under the agreement PETROBRAS and DOWNSTREAM received 100% (32.5% and 67.5% respectively) of the quotas in the company 5283 PARTICIPAÇÕES LTDA, the owner of 99.6% of the stock of the oil company EG-3 in Argentina, and in exchange assigned the following assets to REPSOL-YPF:

- 30% of the stock of ALBERTO PASQUALINI - REFAP S.A, owner of the Alberto Pasqualini Refinery, by transferring 100% of the equity participation held by REFISOL S.A.
- 100% of the subsidiary of BR, Postos S.A., holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions, in addition to associated assets assigned to the gas stations.
- 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

PETROBRAS reimbursed BR for the market value of the contractual rights to supply fuel included in the swap, valued at US$ 60 million (R$ 141 million), and received from BR 12.3% of the stock of 5283 PARTICIPAÇÕES LTDA.

The book value of the assets transferred to REPSOL-YPF by means of the asset swap was R$ 147 million. The value of the stockholders' equity of 5283 PARTICIPAÇÕES as of November 30, 2001, according to the Company's financial statements for that date and used for posting the acquisition, was equivalent to R$ 1.416 million.

The discount calculated to an amount of R$ 1.269 million was based on expected future earnings of the company EG-3, by means of an economic valuation that considered the potential effects that could result from the economic situation of Argentina. The same valuation indicates an overvaluation of the book equity of EG-3, and as a result of its subsidiary 5283 PARTICIPAÇÕES, also indicates a balance between the economic values of the assets swapped between the companies involved, bearing in mind the existence of contractual coverage which preserves margins and monetary assets and liabilities for up to eight years, ensuring that the swap remains economically and financially balanced under the agreed terms.

The investment in 5283 PARTICIPAÇÕES was calculated using the equity method as of December 31, 2001, reflecting the income of R$ 2.465 million recorded by EG-3 in December, in addition to the exchange loss recognized on the stockholders' equity of EG -3 amounting to R$ 792 million, as a result of the devaluation of the Peso against the real (equivalent to the quotation $1.70 equal to US$ 1.00) which, since it was foreseen in the swap negotiations, was compensated by amortization of the discount, and did not produce any effects on the PETROBRAS income for the period.

13 Indebtedness

At December 31, 2001, indebtedness for local and foreign loans and financing totaled R$ 26.761 million Consolidated (R$ 15.574 million for the Parent company), as shown below:

	In millions of reais			
	Consolidated		Parent company	
	2001	2000	2001	2000
Current	8.520	9.188	4.927	7.133
Long-term	18.241	12.211	10.647	9.555
	26.761	21.399	15.574	16.688
(-) Cash and cash equivalents	17.108	11.391	15.106	10.174
Net indebtedness (1)	9.653	10.008	468	6.514

(1) Includes indebtedness contracted by the Special-purpose Companies with which PETROBRAS structured projects using "Project Finance".

The consolidated net debt at December 31, 2001 dropped by 4% compared with December 31, 2000 (93% - Parent company), as a consequence of improved cash generation and efforts made by the Company to extend the profile of its indebtedness, contracting long-term operations and simultaneously settling short-term operations.

The consolidated capitalization indicator showed the use of 45% of own capital and 55% of third-party capital in its business (48/52 - Parent company). At December 31, 2000, the ratio was 42/58 and 43/57, respectively.

14 Taxes and contributions

The Company's contributions, measured in terms of payments of taxes, dues and social contributions in 2001, increased by 39% in relation to 2000.

	In millions of reais		
	2001	**2000**	**Δ%**
Economic contribution – Brazil			
ICMS	10.284	7.489	37
PASEP/COFINS	7.989	4.179	91
Income tax and social contribution	2.343	2.700	(13)
Import duty	3	342	(99)
Others	456	338	35
Economic contribution - Foreign	570	520	10
	21.645	15.568	39

15 Government participations

The increase in government participacions during 2001, as compared to 2000, reflects growth in domestic production and the effect of the Real/US dollar foreign exchange rate on the reference prices for domestic oil. Highly productive fields (Marlim, Albacora, Leste do Urucu, Rio Urucu, Canto do Amaro and Roncador) are subject to special government participation, the cost of which is a function of increased production from these fields and the increase in the reference price of oil lifted. Similarly, royalties have grown proportionately to increased production volumes and changes in oil prices.

In millions of reais

	2001	**2000**	**Δ%**
Royalties	2.301	1.977	16
Special participation	1.799	1.039	73
Signature bonus	263	165	59
Retention of areas	71	66	8
	4.434	3.247	37

16 Capital expenditures

On the domestic market, PETROBRAS continues to invest primarily in the development of its oil production capacity, through its own investments and by setting up partnership ventures.

Of the Company's own capital in 2000, 64% was invested in exploration and production development activities. Investments of R$ 1.885 million were made in the Campos Basin alone.

In millions of reais

	Consolidated		**Parent company**	
	2001	**2000**	**2001**	**2000**
Domestic market				
Exploration and production development	4.935	3.929	4.346	3.827
Refining	886	696	753	696
Transport	323	383	334	173
Gas and Energy	374	255	315	45
Other	780	276	673	352

	7.298	5.539	6.421	5.093
Ventures under negotiation	111	144	111	144
Structured projects				
Albacora	148	196	148	196
Espadarte/Marimbá/Voador	367	398	367	398
Pargo/Cherne/Garoupa/ Carapeba (PCGC)	73		73	
Cabiunas	104	152	104	152
Other	112		112	
Cia. Petrolífera Marlim	554	579	554	579
	1.358	1.325	1.358	1.325
Total in Brazil	8.767	7.008	7.890	6.562
International market				
Exploration and production development	852	459		
Refining	22	123		
Gas and Energy	297			
Other	5			
Total investments	9.943	7.590	7.890	6.562

- PETROBRAS, through PETROQUISA, has a 16.7% interest in the capital of Rio Polímeros S/A, the company conducting the project called the Rio de Janeiro Gas Chemical Complex. The remaining stock is held by BNDESPAR with 16.7%, Suzano with 33.3% and Unipar with 33.3%. The overall investment is estimated at US$ 1 billion, of which 40% equity and 60% financed, and operation start-up is planned for the second half of 2004. The principal contracts to enable the funding necessary to implement the project (foreign and domestic) were signed on October 26, 2001. Of the total financed, R$ 300 million will be obtained from the BNDES and US$ 300 million from the US Eximbank and the Italian development agency SACE.

- In line with its objectives to increase production, the Company signed 59 Consortiums (Joint-Ventures) to develop areas in which PETROBRAS had already made commercial discoveries and to make future investments in exploration. Of the total, 16 Blocks were returned to the National Petroleum Agency. Subsequently the analysis periods for 3 Blocks were extended on an exceptional basis by the Agency. Currently 46 joint-ventures are underway with planned investments of around US$ 5.316 million.

17 Consolidated income and net income and assets per business segment (1)

17.A Statement of income:

In millions of reais - 2001

	E&P	Suplies	G&E	Distribution	International	Corporate	Eliminations	Total
Net operating revenue	**23.637**	**50.803**	**1.957**	**16.278**	**2.123**		**(37.286)**	**57.512**
Intersegment	22.915	13.473	413	235	250		(37.286)	
Third parties	722	37.330	1.544	16.043	1.873			57.512
Cost of products and services sold	(12.341)	(41.208)	(1.698)	(14.803)	(1.616)		36.810	(34.856)
Exploratory costs for the extraction of crude oil and gas	(877)				(199)			(1.076)
Operational income (loss)	**8.756**	**7.599**	**90**	**419**	**167**	**(2.755)**	**(476)**	**13.800**
Financial expenses, net	(646)	(322)	(751)	(7)	(5)	380	7	(1.344)
Income tax and social contribution	(2.798)	(2.435)	(21)	(179)	(93)	1.470	181	(3.875)
Net income (loss)	**6.118**	**4.931**	**(327)**	**272**	**73**	**(778)**	**(422)**	**9.867**

(1) Highlights of the Statement of income.

The accounting information per business was prepared based on the assumption of controlability, with a view to attributing to the business segments the items over which these segments have effective control.

The following principal criteria were used to prepare the information on segmentation of the business:

(a) Net operating revenues: these were considered to be the revenues from sales to foreign clients, plus billing between the business segments, based on the internal transfer prices established by the areas;

(b)The operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment;

(c)Assets: comprise the assets identified for each segment.

17.B Amount of the consolidated assets at December 31, 2001

Business segment	**In millions of reais**
Exploration and production - Brazil (1)	19.948
Suppliers	19.206
G&E	6.219
Distribution	3.641
International	4.770
Corporate (2)	25.033
Eliminations	(3.658)
	75.159

(1) The assets from Exploration and production - Brazil segment are net of the provision for abandonment of wells in the amount of R$ 3.170 million.
(2) The assets from Corporate segment comprise, basically, short-term investments and cash and banks.

18 Stockholders' equity and dividends

(a) At December 31, 2001, the Company's paid-up capital in the amount of R$ 13.373 million, consisted of 634,168,418 common shares and 451,935,669 preferred shares, all book shares with no par value.

(b) The Federal Government is the principal stockholder of PETROBRAS, holding 55.7 % of the voting capital. The paid-up capital, represented by all the common and preferred shares, on December 31, 2001, was as follows:

	Voting capital Common %	Non-voting capital Preferred %	Total %
Federal Government	55.7		32.5
BNDESPAR	2.0	16.3	7.9
Social Participation Fund - FPS	0.8	0.4	0.6
Custody held by stock	4.7	25.4	13.8
Foreign investors	3.4	18.8	9.8
ADR Level III	22.7	34.0	27.4
Privatization funds	7.4		4.3
Other	3.3	5.1	3.7
Total	100.0	100.0	100.0
Total number of shares	634,168,418	451,935,669	1,086,104,087

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

PETROBRAS stockholders participation
Social Capital - Voting Capital


Privatization funds
Other
FPS
BNDESPAR
ADR III
Federal Government
Foreign investors
Custody held by stock exchanges

(c)PETROBRAS Level III American Depositary Receipt - ADR program allows the Company's common shares to be traded on the New York Stock Exchange. Each ADR represents 1 common share and was quoted at US$ 23.30 at December 31, 2001.

(d) PETROBRAS Level III American Depositary Receipt - ADR program allows the Company's preferred shares to be traded on the New York Stock Exchange. Each ADR represents 1 preferred share and was quoted at US$ 22.23 on December 31, 2001.

(e) The stockholders' equity of PETROBRAS at December 31, 2001, reached the figure of R$ 29.711 million, equivalent to R$ 27.36 per share. The market quotation of the common shares and preferred shares was, respectively, R$ 52.34 per share and R$ 51.15 per share, at the last quotation for the year ended December 31, 2001 on the São Paulo Stock Exchange (BOVESPA).

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

(f) Stockholders' remuneration

I - Based on the Company's by-laws, the Board of Directors of PETROBRAS will propose to the Ordinary General Meeting to be held on March 22, 2002 the distribution of dividends for 2001, in the amount of R$ 3.584 million equivalent to 28.30% of the base income for dividend purposes. The dividend is equivalent to R$ 3.30 per share and represents 6.30% and 6.45% (4.6% and 4.9% in 2000) of the market value of the common and preferred shares "dividend yield", respectively. This dividend includes interest on capital in the amount of R$ 2.139 million (R$ 1.97 per share), approved by the Board of Directors on August 3, 2001 and December 20, 2001, and subject to withholding tax of 15%, except for stockholders with immunity or tax exemption.

II - Article 199 of Law No 6404 (Corporate Law) stipulates that the balance of revenue reserves, except for contingencies and unearned income, may not exceed capital stock. When this limit is reached, the Stockholders' General Meeting must make a resolution as regards the investment of the surplus in paying up or increasing capital or the distribution of dividends.

In the 2001 financial statements the Company presented excess revenue reserves compared with paid-up capital, calculated under the terms of article 199 mentioned above, since the paid-up capital stock reached an amount of R$ 13.033 million and the revenue reserves totaled R$ 15.938 million.

As a result of this situation, it is necessary to reduce the level of the revenue reserves, adjusting the capital stock to the level of investments of the Company.

Therefore, a capitalization of part of the revenue reserves, in the amount of R$ 3.259 million, is being proposed to the Extraordinary Stockholders' Meeting, to be held on March 22, 2002, increasing capital from R$ 13.033 million to R$ 16.292 million, without modifying the number of shares.

(g) Retention of earnings - The annual investment program for 2002 includes investments of some R$ 11.313 million. As the funds generated by the Company' operations are the main source of financing for its investments, it is necessary to retain earnings in the amount of R$ 6.525 million of which R$ 6.130 million of the net income for 2001, and R$ 395 million of the remaining balance of retained earnings. The Board of Directors will therefore propose to the General Meeting of Stockholders, to be held on March 22, 2002, the retention of earnings of R$ 6.525 million in the stockholders' equity.

Consolidation principles

The consolidated financial statements as of and for the years ended December 31, 2001 and 2000, were prepared in accordance with Brazilian corporate legislation and the regulations of the Brazilian Securities Commission - CVM and include the financial statements of PETRÓLEO BRASILEIRO S.A. - PETROBRAS and the following subsidiaries which PETROBRAS controls either directly or indirectly:

	Ownership of capital - %			
	2001		2000	
	Subscribed and paid-up	Voting	Subscribed and paid-up	Voting
PETROBRAS QUÍMICA S.A. - PETROQUISA	99,00	99,00	99,00	99,99
PETROBRAS DISTRIBUIDORA S.A. -				
BR and its subsidiary	73,60	99,86	73,60	99,86
POSTOS ESTAÇÕES DE SERVIÇOS S.A. (note 7c)			99,00	99,00
PETROBRAS INTERNACIONAL S.A. -				
BRASPETRO and its subsidiaries	99,99	99,99	99,99	99,99
BRASPETRO OIL SERVICES				
COMPANY - BRASOIL (i)	99,99	99,99	99,99	99,99
BRASPETRO OIL COMPANY - BOC (i)	99,99	99,99	99,99	99,99
PETROBRAS AMÉRICA INC. - PAI (i)	100,00	100,00	100,00	100,00
PETROBRAS GÁS S.A. - GASPETRO				
and its subsidiaries	99,90	99,99	99,90	99,99
PETROBRAS GASODUTO				
BOLÍVIA-BRASIL S.A. -				
PETROGASBOL (i) and (ii)			98,00	98,00
TRANSPORTADORA BRASILEIRA GASODUTO				

BOLÍVIA-BRASIL S.A. - TBG	51,00	51,00	51,00	51,00
SERVIÇOS DE TELECOMUNICAÇÕES S.A. - DATAFLUX	100,00	100,00		
PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCO (i) and its subsidiaries	99,99	99,99	100,00	100,00
PETROBRAS NETHERLAND BV (i)	100,00	100,00		
PETROBRAS EUROPE LTD. (i)	100,00	100,00		
PETROBRAS FINANCE LTD. (i)	100,00	100,00		
PETROBRAS TRANSPORTE S.A. - TRANSPETRO and its subsidiary	100,00	100,00	100,00	100,00
FRONAPE INTERNATIONAL COMPANY (i)	100,00	100,00	100,00	100,00
DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiary	99,99	99,99	99,90	99,90
ALBERTO PASQUALINI - REFAP S.A. (note 7c)	69,99	69,99	99,00	99,00
5283 PARTICIPAÇÕES LTDA. (iii) (note 7c)	67,50	67,50		
REFISOL S.A. (note 7c)			99,00	99,00

(i) Companies located overseas, whose financial statements are prepared in the respective local currencies.
(ii) In 2001, this investment was transferred to Petrobras Bolívia Inversiones y Servicios (subsidiary of BOC).
(iii) PETROBRAS holds 32,5% of capital

The consolidation process for the balance sheet and the statement of income accounts reflects the aggregate of the balances of the assets, liabilities and income and expense accounts, according to their nature, together with the following eliminations:

- the participations in capital and reserves held among the companies;
- the balances of intercompany current accounts and other asset and/or liability accounts held among the companies;
- unrealized results, current assets and permanent assets arising from intercompany transactions;
- the effects of significant transactions between the companies.

The balance of the non-eliminated discount is recorded as deferred income in the consolidated report.

The reconciliation between consolidated stockholders' equity and net income and the corresponding amounts of PETRÓLEO BRASILEIRO S.A. - PETROBRAS, at December 31, 2001 and 2000, is as follows:

Net income for

	Stockholders' equity		the year	
	2001	2000	2001	2000
Consolidated financial statements	28.966.503	24.945.639	9.867.038	9.942.392
Unrealized gains on sale of products in inventory of subsidiary company, net of taxes	36.371	114.878	36.371	114.878
Reversal of unrealized gains in prior year inventories			(114.878)	(62.417)
Capitalized interest	61.596	23.396	38.196	8.710
Absorption of negative stockholders' equity of affiliated company	563.059	213.342	399.805	213.342
Other eliminations	83.043	(38.371)	67.358	(57.535)
Parent company financial Statements	29.710.572	25.258.884	10.293.890	10.159.370

2 Principal accounting guidelines

(a) Change in accounting practice

As of December 31, 2001, the Company recognized the actuarial liability related with the PETROS Pension Fund as a result of adopting the directive on accounting for benefits to employees issued by IBRACON - Brazilian Institute of Independent Auditors and approved by the CVM via CVM Resolution No 371 dated December 13, 2000.

According to the new accounting practice, actuarial liabilities with pension and retirement benefit plans granted and to be granted to employees, retirees and pensioners should now be provisioned based on an actuarial calculation prepared by an independent actuary, according to the method of the projected credit unit, net of the assets that guarantee the plan. This method considers each period of service as a triggering event for an additional benefit unit, the units being accrued to calculate the final liability. In addition, other actuarial assumptions are used, such as an estimate of the evolution of costs with medical care, biometric and economic hypotheses and also historic data on ex penses incurred and employee contributions.

This methodology enables the Company to recognize the increase in the present value of the liability resulting from the service provided to the employee during the accrual period in question. In other words the costs are recognized during the working life of the employees.

As allowed by the above-mentioned directive, the balance of the net liability computed as of December 31, 2001 resulting from implementing the new accounting practice was recognized directly under stockholders' equity, under the caption "prior periods adjustments".

Up to December 31, 2001, the charges related with the pension and retirement plan were recognized under income for the period by making a monthly provision for the contributions of 12,93% on the payroll of plan members.

With respect to the Multidisciplinary Health Care Plan (AMS), PETROBRAS, as a result of adaptation of the PETROBRAS Group financial statements to international accounting practices in 1999, already adopts the procedures stipulated in CVM Resolution No 371 as from that time.

(b) Determination of results of operations, current and non-current assets and liabilities

The results of operations are determined on the accrual basis and include: earnings, charges and monetary or exchange variations, based upon official indexes or rates, incident on current and non-current assets and liabilities as well as, where applicable, the adjustment of assets to market or to net realizable values and allowances for doubtful accounts in amounts considered sufficient to cover possible losses on accounts receivable.

(c) Inventories

Inventories are stated as follows:

- Raw materials comprise principally crude oil inventories, which are stated at average importation and production cost, not exceeding market value.
- Oil products and alcohol are stated at average refining or purchase cost, adjusted when applicable to their realizable value.
- Materials and supplies are stated at average purchase price not exceeding replacement value; imports in transit are stated at identified cost and advances are shown at the amounts effectively paid.

(d) Permanent assets

Permanent assets are recorded at cost, plus monetary restatement until December 31, 1995, and comprise the following:

(i) Investments in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies (note 7) are carried at the proportional interest in the book value of the investees using the equity accounting method. Exchange gains or losses on investments abroad are also reflected as participation in the results of subsidiaries and affiliated companies.

(ii) Property, plant and equipment

Depreciation of fixed assets using the unit-of-production method (costs related to oil and gas production, with useful lives compatible with the field production period) and using the straight-line method (remaining assets) at rates which take into account the estimated economic useful lives of the assets (note 8) and is charged mainly to the cost of production of crude oil and oil products, or directly expensed, as applicable.

(e) Provision for benefits granted to employees

Provisions have been established for the actuarial commitments for costs to be incurred in the future arising from the guarantee to maintain the medical and dental care benefit plan for the employees and their dependants, including retired employees, are adjusted in accordance with the annual actuarial review.

(f) Programmed maintenance

Constitution of provision for maintenance of industrial units and vessels is recognized during the period precedent to each shutdown based on the total estimated cost of the maintenance.

(g) Discount on asset swaps

The discount recorded on asset swaps is derived from expected future earnings of the investee company and is being amortized over the period and to the extent of the projections that gave rise to the discount.

3 Marketable securities

Marketable securities at December 31, 2001, classified in non-current assets, are comprised as follows:

	CONSOLITADED	PARENT COMPANY
Fiscal incentives - FINOR	DED212.766	212.766
Other	494.015	\14
	706.781	212.780

Bond swap with the Treasury and settlement of the debt with Petros

On December 28, 2001, a contract was entered into with the Federal Government to exchange National Treasury Notes - Series P (NTN-P), received by the Company and subsidiaries during the denationalization process of stockholdings, for National Treasury Notes - Series P (NTN-B), created on July 4, 2001 by means of Federal Decree No 3859. Also on December 28, 2001, in accordance with a contract signed between PETROBRAS and PETROS, the rights on the NTN-B notes were transferred to PETROS in full payment of the debt related with the Pre-70 Group.

The amounts involved in the swap are shown below:

Value of the NTN-P exchanged	7.515.565
Value of the NTN-B received	8.180.838
Value of the debt for the Pre-70 Group	5.637.036
Advance to migration	2.543.802

The NTN-P of other subsidiaries were transferred at par to PETROBRAS in the form of dividend payments, interest on stockholders' capital, loans and other financial liabilities.

The settlement of the debt for the Pre-70 Group was formalized by means of a contract between the parties, stipulating holding the notes in the PETROS portfolio until the maturity dates.

The surplus between the NTN-B and NTN-P of R$ 665.273 (R$ 587.592 considering the value of the notes on November 15, 2001), represents a financial compensation for the disallowance made by the Interministerial Workgroup during the audit of the Petroleum and alcohol accounts, as described in note 5, and was classified under other net operating expenses.

The balance of NTN-B not utilized in settling the debt, amounting to R$ 2.543.802, refers to the incentives to be given to participants of the PETROS Plan to migrate to the PETROBRAS VIDA plan, as described in note 12.

The exchange was carried out under previously approved conditions, preserving the economic value of the notes, and the payment to PETROS, made at par, settles a debt that goes back to the creation of the fund, thus ensuring PETROS a portfolio with a conservative profile and maturity dates compatible with its long-term liabilities, and provides PETROBRAS with an improvement in its financial indicators.

4 Inventories

	Consolidated		Parent company	
	2001	2000	2001	2000
Products:				
Oil products (*)	2.793.541	2.228.356	2.324.123	1.931.744
Alcohol	432.264	395.702	362.793	292.405
	3.225.805	2.624.058	2.686.916	2.224.149
Raw materials, mainly crude oil (*)	1.645.580	2.446.957	1.461.044	2.406.773
Maintenance materials and supplies (*)	1.124.008	749.000	982.379	637.090
Advances to suppliers	1.105.706	517.583	1.100.732	512.264
Other	64.758	222.418		
Total	7.165.857	6.560.016	6.231.071	5.780.276

(*) includes imports in transit.

5 Petroleum and Alcohol accounts - National Treasury Secretariat (STN)

The balances on the petroleum and alcohol accounts are subject to financial charges based on the variation of the Referential Rate index -TR.

Up to December 31, 2001, the Petroleum and Alcohol Accounts recorded the amount collected from the Specific Parcel Price-PPE and the amount paid to Distributors for interiorization expenses for oil products and expenses reimbursable to PETROBRAS related with the transport of certain oil products through its own pipelines and terminals, together with the result of selling alcohols, including the financial cost of storage and amounts paid to third parties as subsidies to alcohol and sugar cane producers.

As from December 31, 2001, management of the programs and operations related with alcohol, approved by the Interministerial Sugar and Alcohol Council, together with the administration of the portion of funds necessary for financial support, will become the responsibility of the Ministry of Agriculture and Supply, according to Decrees 3890 of August 17, 2001 and 4030 of November 23, 2001.

In accordance with Administrative Rule No 301 of December 18, 2001, PETROBRAS is authorized to export from the state where it is located or mix with automotive gasolines, the portion of alcohol fuel stocks held by the Company, which acquisition was not derived from rulings by the Interministerial Sugar and Alcohol Council - CIMA. However it may not record any cost or expense of any nature related with maintaining regulatory stocks of fuel alcohol, both anhydrous and hydrated.

(a) Realization and disequalization of prices up to December 31, 2001

According to specific legislation applicable to the Petroleum and alcohol accounts up to December 31, 2001, the Petroleum and alcohol accounts were realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG), and represented the difference between the selling price of these products at the refinery (net of ICMS and other charges levied on sales), fixed in

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

reais, and the corresponding realization prices (net revenue), which were parameterized to oil products quotations on the international market and the exchange rate. When the invoicing value net of ICMS and PASEP/COFINS exceeded the realization price, the PPE collection was positive and reduced the balance of the Petroleum and alcohol accounts. Conversely, when the invoicing value net of ICMS and PASEP/COFINS was less than the realization price, the PPE collection was negative and increased the balance of the Petroleum and alcohol accounts.

The invoicing prices of diesel oil, gasoline and liquefied petroleum gas (LPG) practiced by the Company during 2001 were determined quarterly according to a readjustment index (IR) which reflected variations in the real/dollar exchange rate and the price of Brent crude oil during the prior quarter.

Therefore, based on the fluctuations of the Brent quotation and exchange rate in the first quarter (negative IR), in the second quarter (positive IR) and in the third quarter of 2001 (positive IR), the following readjustments to invoicing prices were made respectively:

a) April 6, 2001: reductions of 5,5% in gasoline and 3,6% in diesel oil;

b) July 6, 2001: increases of 10,4% in gasoline, 8,3% in diesel oil and 4,3% in LPG;

c) October 5, 2001: increase of 4,08% in gasoline, diesel oil and LPG.

Continuing the policy of deregulating the oil sector, the Federal Government liberated invoicing prices for aviation kerosene for use in domestic and international flights, together with fuel oils, as from July 2001 and November 2001 respectively.

The balance of the Petroleum and alcohol accounts in 2001, was reduced by R$ 2.763.896 in relation to December 31, 2000, due to the collection of PPE amounting to R$ 2.245.910, reflecting the increase in invoicing prices, a reduction of 17,11% in the average realization value of controlled oil products (R$ 79,62 per bbl in December/2000 and R$ 66,00 per bbl in December/2001), primarily as a result of the reduction in prices of these oil products on the international market, despite the devaluation of the real against the dollar and the adjustments, amounting to R$ 969.079, recognized by the Company, which were found by the Interministerial Workgroup constituted to certify the accuracy of the Petroleum and alcohol accounts debit balance.

(b) PPE of REFAP S.A.

As established by ANP Administrative Rule No 93 of June 12, 2001, the PPE funds collected on the sale of oil products by the subsidiary REFAP S.A. should be transferred to PETROBRAS. During the period from January 2001 to December 2001, the amount transferred totaled R$ 216.682, and was fully deducted from the Petroleum and alcohol accounts.

(c) Certification of regularity of the accuracy of the balances

In December of 2001, the final report on the audit performed by the Workgroup constituted by Interministerial Administrative Rule No 336 of September 22, 1999 to certify the regularity and accuracy of the Petroleum and alcohol accounts debit balance for the period from April 1, 1992 to June 30, 1998 was submitted to the Company.

Part of the certification was concluded in 2000, resulting in a reduction in the Petroleum and alcohol accounts balance, during that financial year, of R$ 210.105.

In 2001, the adjustments found by the Interministerial Workgroup and already recognized by the Company resulted in a reduction in the Petroleum and alcohol accounts balance of R$ 969.079, classified under other net operating expenses, principally referring to:

(i) Regularization of reimbursements made by the Company not in accordance with the regulatory legislation of the Petroleum and alcohol accounts, principally in movements of oil products and alcohols by sea, pipeline, rail and road, together with port charges, amounting to R$ 335.215, reducing the balance of the account.

(ii) Regularization of procedures adopted in computing the result of selling alcohols, to the amount of R$ 85.617, reducing the account balance.

(iii) Disallowance referring to disagreement with the criterion adopted to calculate the financial remuneration on the Petroleum and alcohol accounts for the period from September 1994 to June 1996, to the amount of R$ 543.821, reducing the account balance.

The loss resulting from the amount disallowed referring to the criterion adopted to calculate the financial remuneration on the Petroleum and alcohol accounts, to the amount of R$ 543.821, was compensated by a gain, resulting from an increase in the face value of notes received in the negotiation with the Federal Government (note 3), and therefore there was no net effect on income for the period.

The result of the audit to certify the regularity and accurateness of the Petroleum and alcohol accounts debit balance for the period from July 1, 1998 to December 31, 2001, to be performed by the National Petroleum Agency - ANP, will enable the matching of accounts with the Federal Government to be concluded, which should be formalized by means of an Acknowledgement of Indebtedness to be signed by June 30, 2002, which may be extended to December 31, 2002, in accordance with Provisional Measure No 18 of December 28, 2001.

(d) Accounts settlement with the Federal Government

At December 31, 2001, the balance of the National Treasury Notes - Series H (NTN-H) issued in favor of PETROBRAS for the purpose of guaranteeing payment of the debit balance of the Petroleum and alcohol accounts totaled R$ 212.999. The Federal Government may, at its own discretion and based on realization of the balance of these accounts and after authorization by PETROBRAS, fully or partially cancel the notes in advance. Up to December 31, 2001, 5.634 thousand NTN-H had already been cancelled.

The NTN-H mature on June 30, 2003 and the Company is not currently entitled to any other usage, redemption or transfer rights on the NTN-H.

According to specific legislation, liquidation of these accounts could be achieved in the following way:

- The transfer to PETROBRAS of the NTN-H balance on the date of the accounts settlement, adjusted to take any regularizations in the balance of the Petroleum and Alcohol accounts;
- The issue of new National Treasury Notes, with the same amount as the balance of the Petroleum and Alcohol accounts on the date of the accounts settlement;
- The liquidation of the remaining balance of the Petroleum and Alcohol accounts on the date of the accounts settlement, using other amounts owed by PETROBRAS to the Federal Government, including with respect to taxes, or
- A combination of the above options.

(e) Change in the Petroleum and Alcohol accounts - STN

	2001	2000
Balance at January 1	2.951.336	2.419.227
Receipts from PPE	(2.245.910)	532.831
Reimbursement to the third parties	150.221	35.200
Reimbursement to PETROBRAS	262.612	110.161
Financial charges	38.260	64.022
Regularizations - Interministerial Working Group	(969.079)	(210.105)
Balance at December 31	187.440	2.951.336

(f) Liberation of the fuel market in Brazil

In accordance with Laws 9478 (Petroleum Law) and 9990, dated August 6, 1997 and July 21, 2000, respectively, the fuel market in Brazil was totally liberated as from January 1, 2000 permitting other companies to produce and sell on the domestic market, and also import and export oil products. The following amendments were also enacted:

(i) By means of Law 10336 dated December 19, 2001, the Contribution for Intervention in an Economic Domain-CIDE was introduced, levied on the import and sale of fuel, whose taxpayers are the corresponding producers, formulators and importers. The amount of CIDE to be collected is established in reais per sales unit, applicable by product;

(ii) The regulations for the sale of oil products were established by ANP Administrative Rules 309 and 310, of December 27, 2001, and for imports and exports of oil products, by ANP Administrative Rules 312 to 315, dated December 27, 2001.

As from January 1, 2002, PETROBRAS is no longer obliged to charge the prices established by the Federal Government on the sale of oil products, and the realization value is no longer established by a formula parameterized to the international market. Therefore the PPE is no longer collected.

Considering the liberation of the market and current legislation, as from January 1, 2002, the Petroleum and Alcohol accounts will no longer be used to rei mburse expenses related with the supply of oil products and alcohol to PETROBRAS and the third parties.

6 Structured Projects

The Company is developing projects with Brazilian and international financial institutions, and, also, negotiating with companies in the oil sector to establish operating partnerships, with a view to promoting the investments required in areas in which PETROBRAS has made commercial discoveries and/or invested in exploration.

According to guidelines from the Federal Government, within the strategic plan to supplement the hydroelectric profile of Brazilian electricity generation, PETROBRAS has also been conducting projects to install thermoelectric plants in Brazil, by means of anticipating expenses that in the future will be converted into minority holdings and/or reimbursed through financial structuring with third parties.

(a) Ventures under negociation

These negotiations involve project costs up to production start-up, including compensation for amounts already spent by PETROBRAS in these areas which, as of December 31, 2001, amounted to R$ 421.416 (R$ 405.563 - 2000), and are classified under ventures in negociation, as shown bellow:

Project	2001	2000
Ute-Três Lagoas	75.065	
Ute-Canoas	32.176	
Pcog-Cofepar	43	
Ute-Piratininga	299.647	
Pescada/Arabaiana		276.695
Pargo/Carapeba/Garoupa/Cherne/Congro		92.458
Other	14.485	36.410
Total	421.416	405.563

(b) Reimbursement's receivable

The balance receivable, net of advances received, referring to expenses incurred by PETROBRAS on account of Companhia Petrolífera Marlim - CPM, NovaMarlim Petróleo S.A, Companhia de Recuperação Secundária-CRsec, EVM Leasing Corporation, Toyo Engineering Corporation, (special-purpose companies), and Fundação Petrobras de Seguridade Social-PETROS, responsible for the supplementary development of the Marlim, Pargo/Carapeba/Garoupa /Cherne/Congro, Espadarte/Voador/Marimbá fields, the Cabiúnas Project and Albacora-I field respectively, reached R$ 363.702, as of December 31, 2001 (R$ 134.610 on December 31, 2000), broken down as follows:

	2001	2000
Companhia Petrolífera Marlim - CPM		92.343
Nova Marlim Petróleo S.A.	268.191	
Companhia de Recuperação Secundária - CRSec	165.266	
EVM Leasing Corporation	458.630	200.659
Toyo Engineering Corporation	368.716	355.313
Fundação Petrobras de Seguridade Social - PETROS	552.992	404.597
	1.813.795	1.052.912
Advances received	(1.450.093)	(918.302)
	363.702	134.610

The negotiations related with the financial structuring of the Pargo/ Carapeba/ Garoupa/ Cherne/ Congro-PCGC Project were concluded on December 13, 2001. On that date PETROBRAS signed a contract with the Companhia de Recuperação Secundária-CRsec, which made resources available of approximately R$ 196.190 for the purchase of assets already constituted and to be constituted by PETROBRAS, for allocation to the secondary recovery project for the Pargo, Carapeba, Garoupa and Cherne fields and to increased production of the Congro field.

(c) Consortium

Marlim Project - NovaMarlim Petróleo S.A.

PETROBRAS entered into a consortium on December 6, 2001 with the Special-purpose Company (SPC) - NovaMarlim Petróleo S.A., controlled by ABN Amro Asset Management, BNDESPAR, Bradesco Asset Management, JPM Participações, M. Safra & Co., PETROS and VALIA, for the purpose of optimizing supplementary development of production in the Marlim field. NovaMarlim Petróleo S.A. has already made available total funds equivalent to R$ 2.164.000 (US$ 834 million) for the Project, classified under current liabilities, in which PETROBRAS has already incurred initial expenses of approximately R$ 268.191 (US$ 115 million).

(d) Commitments with structured projects

According to the accounting principles stipulated in Brazilian corporate legislation in force on December 31, 2001, amounts invested in assets and the corresponding financial resources related with projects structured under project finance arrangements are not included in the Company's balance sheet.

As of December 31, 2001, the amounts for property, plant and equipment, net of depreciation, and liabilities, if the projects were recorded as a financed purchase of goods, and the value of commitments assumed to constitute the assets, not yet incurred, are presented as follows:

Project	Property, plant and equipment, net of depreciation	Financing Short-term	Financing Long-term	Commitments assumed to *constitute* the assets (*)
Marlim	1.936.370	600.984	1.053.728	
Cabiúnas	948.940		948.940	878.527
Barracuda/Caratinga	1.769.901		1.769.901	3.534.735
Espadarte, Voador e Marimbá	1.154.697	419.658	736.021	219.649
Albacora	191.048	203.647	29.618	99.777
Pargo/Carapeba/Garoupa/Cherne/Congro				74.786
	6.000.956	1.224.289	4.538.208	4.807.474

(*) Refer to commitments assumed in the contracts, net of amounts already allocated to the projects.

7 Investments in subsidiaries and affili

(a) Information about subsidiaries

	ands of shares
	5283
Subscribed capital at December 31, 2001:	
Common shares	
Preferred shares	
Quotas (*)	462.021
	462.021
	isands of reais
Stockholders' equity	626.334
Net income (loss) for the year	(789.887)

(*) Private limited liability company.

Description of subsidiaries

PETROBRAS QUÍMICA S.A. - PETROQUISA

Participates in companies whose activities include the manufacture, sale, distribution, transport, import and export of chemical and petrochemical products, and renders technical and administrative services related to those activities.

PETROBRAS DISTRIBUIDORA S.A. - BR

Operates in the areas of distribution, sale and industrialization of products and oil products, alcohol and other fuels.

PETROBRAS INTERNACIONAL S.A. - BRASPETRO

Operates or manages abroad, directly or through subsidiaries and affiliates, activities in the oil and gas industry, mainly those related to the exploration and production of crude oil and gas, and renders specialized and technical services.

PETROBRAS GÁS S.A. - GASPETRO

Participates in companies which operate in transportation of natural gas, in generation of thermo-electric energy, in transmission of data, voice and image signals through cable and radio telecommunications systems, and in rendering technical services relating to these activities.

PETROBRAS TRANSPORTE S.A. - TRANSPETRO

This company, directly or through subsidiaries, carries out the transport and storage of bulk, crude oil and oil products and gas in general, by means of pipelines, terminals and vessels owned by TRANSPETRO or by third parties.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCO

Is involved in the commercialization of crude oil and oil products abroad, acting as intermediary in the purchase and sale of crude oil, oil products and materials for companies in the PETROBRAS System and raising funds abroad.

DOWNSTREAM PARTICIPAÇÕES S.A.

A company firmed on November 27, 2000, with the objective of participating in the capital of other companies. On February 5, 2001, PETROBRAS transferred 100% of its shares in the capital of REFAP S.A. to its subsidiary DOWNSTREAM PARTICIPAÇÕES S.A. On February 6, 2001, DOWNSTREAM transferred 30% of the shares held in REFAP S.A. to its subsidiary REFISOL S.A. On December 17, 2001, with the completion of the asset swap operation with REPSOL-YPF, DOWNSTREAM received 67,5% of the capital stock of 5283 Participações Ltda. and transferred all the REFISOL stock to REPSOL (note 7c).

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

10) Change in investments

								Subsidiaries	Affiliated companies		Total	
										Other		
		PETROBRAS							5283	affiliated		
	PETROQUISA	DISTRIBUIDORA	BRASPETRO	GASPETRO	TRANSPETRO	PIFCO	REFAP	DOWNSTREAM	PARTICIPAÇÕES	companies	2001	2000
At the beginning of the year	5.815.320	1.083.157	1.531.328	1.067.727	98.511	19.005	5	10		41.945	9.657.008	8.648.965
Capital paid-up					298.878		271.897	90		30.399	601.264	46.540
Transfer of stock holdings							(271.902)	271.902				
Reversal of revaluation reserve of subsidiary	6.829										6.829	
Write off										(39.570)	(39.570)	
Asset swap on December 17, 2001									460.272		460.272	
Equity adjustments												
From the year	624.820	185.760	1.152.240	61.510	260.396	56.984		188.971	(256.713)		2.273.968	1.252.524
From prior year adjustments (changes in accounting practices (note 2a)	(22.626)	(149.184)	(11.774)	(7.298)				(14.079)			(204.961)	
Dividends	(3.936.520)	(71.229)		(153.280)	(68.261)						(4.229.290)	(291.021)
At the end of the year	2.487.823	1.048.504	2.671.794	968.659	589.524	75.989		446.894	203.559	32.774	8.525.520	9.657.008
Discount on asset swap									(318.791)		(318.791)	
Amortization of discount									256.713		256.713	
Balance of discount									(62.078)		(62.078)	
At the end of the year	2.487.823	1.048.504	2.671.794	968.659	589.524	75.989		446.894	141.481	32.774	8.463.442	9.657.008

(c) Asset swap - PETROBRAS and REPSOL-YPF

On December 17, 2001, the Final Agreement for the Asset Swap between PETROBRAS and REPSOL-YPF was signed.

In order to make the swap viable, PETROBRAS transferred the assets of the Alberto Pasqualini Refinery to the subsidiary REFAP S.A. as a capital contribution on February 5, 2001, and its shares in the capital of REFAP S.A. to its subsidiary DOWNSTREAM PARTICIPAÇÕES S.A., which transferred 30% of its shares in the capital of REFAP S.A. to its subsidiary REFISOL S.A on February 6, 2001.

Under the agreement PETROBRAS and DOWNSTREAM received 100% (32,5% and 67,5% respectively) of the quotas in the company 5283 Participações Ltda, the owner of 99,6% of the stock of the oil company EG-3 in Argentina, comprising a refinery with the capacity to process 30.500 barrels/day of oil, around 700 gas stations, an asphalt and membrane plant, a terminal and a lubricants plant, and in exchange assigned the following assets to REPSOL-YPF:

(i) 100% of REFISOL S.A., a subsidiary of DOWNSTREAM S.A., holder of 30% of the stock of ALBERTO PASQUALINI - REFAP S.A, owner of the Alberto Pasqualini Refinery in Rio Grande do Sul.

(ii) 100% of Postos S.A., a subsidiary of BR, holder of the contractual rights to supply fuel to 234 gas stations in the Midwest, Southern and Southeastern regions (totaling 40.000 m3/month), in addition to associated assets assigned to the gas stations.

(iii) 10% of the concession rights for exploration of the Albacora Leste Field, located in the Campos Basin.

PETROBRAS reimbursed BR for the market value of the contractual rights to supply fuel included in the swap, valued at US$ 60 million (R$ 141 million), and received from BR 12,3% of the stock of 5283 Participações Ltda.

With this operation, PETROBRAS takes a significant step forward in implementing its internationalization strategy, since the company EG-3, which it now controls, has a 12% share of the fuel market in Argentina, with total sales of around 2 million m3/year.

On June 13, 2001, a popular action was filed with the first Federal Court at Canoas/RS challenging the asset swap, and the judge provisionally ruled that the transaction should not be finalized until a subsequent manifestation by the court had been made. However, the ruling did not prohibit carrying out preliminary measures before executing the asset swap. In a decision dated August 13, 2001, the federal judge responsible for the popular action denied a request for an injunction to prevent the transaction from being closed. As a result of this ruling the operation could be completed, whilst the popular action is following its normal course in the courts.

The book value of the assets transferred to REPSOL-YPF by means of the asset swap was R$ 147.491.

The value of the stockholders' equity of 5283 Participações as of November 30, 2001, according to the company's financial statements for that date and used for posting the acquisition, was equivalent to R$ 1.416.221.

The discount calculated to an amount of R$ 1.268.730 was based on expected future earnings of the company EG-3, by means of an economic valuation that considered the potential effects that could result from the economic situation of Argentina, where EG-3 is established.

The same valuation which indicates an overvaluation of the book equity of EG-3 and, as a result, of its subsidiary 5283 Participações, also indicates a balance between the economic values of the assets swapped between the companies involved, including the existence of contractual coverage which preserves margins and monetary assets and liabilities for up to eight years, ensuring that the swap remains economically and financially balanced under the agreed terms.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Consolidated investment in 5283 Participações

	Equity			Stockholders equity and
	Results	Discount	Net	income
Assets swap on December 17, 2001	1.416.221	(1.268.730)	147.491	
Equity results	(789.887)			(789.887)
Discount amortization		789.887		789.887
Balance at December 31, 2001	626.334	(478.843)	147.491	

The investment in 5283 Participações was calculated using the equity method as of December 31, 2001, reflecting an income of R$ 2.465 rearded by EG-3 in December, in addition to the exchange loss recognized on the stockholders' equity of EG-3 amounting to R$ 792.352, as a result of the devaluation of the Peso against the Real (equivalent to the exchange of $1,70 equal to US$ 1,00) which, since it was foreseen in the swap negotiations, was compensated by an amortization of the discount, and did not produce any effects on the PETROBRAS income for the period.

The balance of the discount at December 31, 2001, is presented as deferred income in the consolidated balance sheet.

(d) Transactions with subsidiaries and affiliated companies

	Subsidiaries							Total	
	PETROQUISA	PETROBRAS DISTRIBUIDORA	BRASPETRO	GASPETRO	TRANSPETRO	PIFCO	DOWNSTREAM	2001	2000
Account balances									
Operating income, mainly for sales		14.503.544	3.731.755	307			795.620	19.031.226	13.808.020
Financial income (expenses), net	(5.142)	(547)	240.421			(167.952)	4.589	71.369	(64.387)
Net monetary and exchange adjustments	(6.607)	127.309	437.796	129.162	1.383	(354.444)	(7.694)	326.905	(143.620)
Current assets									
Accounts receivable, mainly for sales	693	451.740	203.449	2.628	176.120	63.192	141.924	1.039.746	1.362.827
Dividends receivable	585.699	64.649		5.058	68.261			723.667	285.298
Non-current assets									
Amounts related to the construction of platforms and pipelines			3.172.419	1.756.426				4.928.845	4.757.175
Advance for capital increase						139.176		139.176	
Other transactions, mainly intercompany loans		870.910	1.334.693	5.184	363	211.369	169.280	2.591.799	4.435.526
Current liabilities									
Suppliers, mainly for purchases of crude oil and oil products	2.152	106.493	1.975.922	52.577	261.741	5.505.189	4.928	7.909.002	7.396.891
Intercompany loans	2.903.461	27.420	71	628.308				3.559.260	
Non-current liabilities									
Intercompany loans		11.196	122.438					133.634	168.260
Securitization of exports						1.740.300		1.740.300	

Operations with *subsidiaries and affiliated companies are made at normal market conditions and prices*. The securitization of exports passed on and onlending of funds raised on the international market are effected at the same rates obtained by the subsidiary (see note 9b).

Bolivia-Brazil Gas Pipeline

The northern section of the pipeline, linking Bolivia to Campinas and Guararema, in the State of São Paulo, began operations in July 1999. The Southern section, linking São Paulo to Porto Alegre, was inaugurated on March 31, 2000, and the gas pipeline will reach its maximum capacity by 2003, transporting up to 30 million cubic meters per day.

On October 19, 2001, the flow rate of the gas pipeline reached 14.016 thousand cubic meters/day of gas, having made available an average flow during 2001 equivalent to 10.068 thousand cubic meters of gas/day to the states of Mato Grosso do Sul, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

The Bolivian section of the gas pipeline is the property of GÁS TRANSBOLIVIANO S.A. - GTB, in which PETROBRAS GÁS S.A. - GASPETRO holds an 11% interest.

The Brazilian section of the gas pipeline is the property of TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA-BRASIL S.A. - TBG, a GASPETRO subsidiary. At December 31, 2001, the total receivables of PETROBRAS with TBG for management, repass of costs and financing relating to the construction of the gas pipeline and pre-acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.756.426 shown as non-current.

A "turn-key" contract valued at US$ 350 million was signed with Yacimientos Petrolíferos Fiscales - YPFB, which assigned it to GTB, for the construction of the Bolivian section, and settlement will be made in 12 years as from January 2000 in the form of transportation services. At December 31, 2001, the value of the rights to future transportation services, on account of costs already incurred in the construction to that date, including interest of 10,07% p.a., was R$ 984.477, with R$ 866.528 shown as non-current assets. This amount also includes R$ 174.970 relating to the pre-acquisition of the right to transport 6 million cubic meters of gas over a period of 40 year (TCO - Transportation Capacity Option).

e) Information about affiliated companies

	Ownership of subscribed capital %	Stockholders' equity (adjusted)	Net income (loss) for the year	Non-current assets (2001)	Permanent assets (2001)	Total (2000)
Affiliates of PETROQUISA:						
Petroquímica União S.A. - PQU	17,44	645.468	79.395		112.571	114.751
Companhia Petroquímica do Sul S.A. - COPESUL	15,63	840.220	(21.534)		131.325	139.514
Companhia Petroquímica do Nordeste S.A. - COPENE	21,36	2.184.550	(24.595)	346.358	121.753	496.128
Fábrica Carioca de Catalisadores S.A. - FCC	40,00	91.883	10.859		36.754	34.272
Petrocoque S.A. Indústria e Comércio	35,00	58.195	21.162		20.369	20.992
Petroquimica Triunfo S.A.				71.780		84.589
Deten Química S.A. - DETEN				55.125		41.257
Petroquímica do Rio de Janeiro S.A. - PETRORIO	62,39	57.464	(12.452)		35.852	26.933
Other (*)				1.862	69.526	30.991
				475.125	528.150	989.427
Other affiliated companies (*)				2.544	96.152	77.516
				477.669	624.302	1.066.943

(*) Includes companies outside the National Privatization Program.

(f) Investments in companies whose shares are trade on the stock market

Investments in listed companies whose shares are traded on the stock market are as follows:

	In lots of one thousand shares		Stock Market - R$ per lot of one thousand shares		Market
Company	Common	Preferred	Common	Preferred	value
Consolidated					
COPENE	99.591	283.324	435,00	436,50	174.643
COPESUL	2.348.201		52,00		122.106
PQU	8.738	8.738	6.020,00	6.300,00	107.653
Parent company					
PETROQUISA	10.098.083	9.505.390	(*)	140,25	2.749.387
PETROBRAS DISTRIBUIDORA	14.979.393	16.816.707	(*)	34,03	1.082.021

The market values of these shares do not necessarily reflect the realizable values of a major block of shares.

(*) The common stock of the subsidiaries PETROQUISA and PETROBRAS DISTRIBUIDORA is not traded on the stock market. For purposes of determining market values, the price for preferred shares was used.

(g) New associations

PETROBRAS is forming associations with other companies in projects of strategic interest in its fields of activity. Certain associations are listed below:

Piped Gas Companies - Stockholding

On April 29, 2001, PETROBRAS and ENRON signed an agreement defining terms and conditions for the acquisition by PETROBRAS and other investors of indirect holdings of ENRON in the piped gas distribution companies in Rio de Janeiro, equivalent to 25,38% of the capital stock of CEG and 33,75% of the capital stock of CEG-RIO. The operation to acquire the holdings of the Enron Corporation in the distribution companies CEG and CEG-Rio was not concluded within the period initially foreseen, due to a series of events that culminated in legal proceedings involving a composition with creditors by the Enron Corporation (in the United States). It is therefore necessary to introduce alterations to the terms and conditions of the acquisition operation, to adapt it to the new circumstances.

On August 3, 2001, the Board of Directors of PETROBRAS authorized the negotiation to transfer the stockholdings held by BR in the piped gas companies to PETROBRAS. On December 20, 2001, the Board of Directors of PETROBRAS approved the result of the market value valuation prepared by an external consultancy company of the stockholdings held by BR in piped gas companies, totaling R$ 554 million. PETROBRAS and BR intend to negotiate the terms of payment for the assets, which should be submitted and approved by the corporate entities of both companies.

Rio de Janeiro Gas Chemical Complex

PETROBRAS, through PETROQUISA, has a 16,7% interest in the capital of Rio Polímeros S/A, the company conducting the project called the Rio de Janeiro Gas Chemical Complex. The remaining stock is held by BNDESPAR with 16,7%, Suzano with 33,3% and Unipar with 33,3%. The overall investment is estimated at US$ 1 billion, of which 40% equity and 60% financed, and operation start-up is planned for the second half of 2004. The principal contracts to enable the funding necessary to implement the project (foreign and domestic) were signed on October 26, 2001. Of the total financed, R$ 300 million will be obtained from the BNDES and US$ 300 million from the US Eximbank and the Italian development agency SACE.

(h) Sale of Petrobras U.K. Limited

The stock control of Petrobras U.K. Limited, a subsidiary of BRASOIL, was sold on August 31, 2001 to the company Enterprise Oil, after signing the contract agreements and obtaining approval from the UK government. The sale of Petrobras U.K. Limited generated a profit of US$ 85 million in the income of BRASOIL, and indirect subsidiary of PETROBRAS, which is reflected in the Consolidated balance sheet under non-operating revenues (expenses).

8 Property, plant and equipment

(a) By operating area

	Consolidated				Parent company			
	2001			2000	2001			2000
	Cost	Accumulated depreciation (*)	Net	Net	Cost	Accumulated depreciation (*)	Net	Net
Exploration and production	48.176.513	(32.936.915)	15.239.598	12.926.245	40.466.124	(29.830.368)	10.635.756	8.602.494
Refining	10.589.339	(5.489.118)	5.100.221	5.373.749	10.000.678	(5.439.524)	4.561.154	4.871.730
Transport	6.528.822	(3.906.212)	2.622.610	2.371.128	6.244.904	(3.892.469)	2.352.435	2.331.966
Distribution	1.484.694	(646.353)	838.341	609.393				
Gas and energy	4.107.655	(1.124.916)	2.982.739	2.803.064	794.115	(510.938)	283.177	268.314
Other	1.760.571	(801.772)	958.799	563.749	1.577.358	(711.148)	866.210	553.349
	72.647.594	(44.905.286)	27.742.308	24.647.328	59.083.179	(40.384.447)	18.698.732	16.627.853

(b) By type of asset

		Consolidated				Parent company			
		2001			2000	2001			2000
	Annual depreciation rate - %	Cost	Accumulated depreciation (*)	Net	Net	Cost	Accumulated depreciation (*)	Net	Net
Buildings and improvements	4	1.637.190	(1.018.627)	618.563	537.764	1.198.658	(840.803)	357.855	387.355
Equipment and other assets	5 a 25	36.614.733	(22.199.228)	14.415.505	13.821.716	28.416.649	(19.725.114)	8.691.535	7.735.845
Rights and concessions		889.088	(97.238)	791.850	382.271	857.647	(92.559)	765.088	377.252
Land		433.362		433.362	352.221	255.753		255.753	258.276
Materials		907.242		907.242	461.584	398.285		398.285	359.873
Advances to suppliers		46.163		46.163	230.483	42.775		42.775	230.483
Expansion projects		3.891.749		3.891.749	4.145.422	3.252.626		3.252.626	3.705.655
Oil and gas prospecting and development costs		28.228.067	(21.590.193)	6.637.874	4.715.867	24.660.786	(19.725.971)	4.934.815	3.573.114
		72.647.594	(44.905.286)	27.742.308	24.647.328	59.083.179	(40.384.447)	18.698.732	16.627.853

(*) Includes provision for abandonment.

Equipment and installations related to oil and gas production are depreciated according to the monthly production volume as a fraction of the proven developed reserves of each producing field. In the case of assets with useful lives shorter than the useful oilfield life, the straight-line method is used. Other equipment and assets not related to oil and gas production are depreciated according to their estimated useful lives.

(c) Oil and gas exploration and development costs

The costs incurred with exploration and production of oil and gas are recorded in accordance with the successful efforts method. This method requires that the costs related to the development of all production wells and exploratory successful wells on proven reserves are capitalized. In addition, the costs relating to geological and geophysical activities are charged to the results of operations in the period incurred and the costs relating to dry wells and to those on unproven reserves are charged to the results of operations when determined as dry or uneconomical.

The capitalized costs are amortized based on the unit-of-production method using proven developed reserves. These reserves are estimated by PETROBRAS geologists and petroleum engineers in accordance with international standards and are reviewed annually or when there are indications of significant changes in the reserves.

Costs of future abandonment and dismantling of production areas are estimated and recorded through the economic life of the fields, in order to be fully provided for when the reserve is depleted. The provision is recorded as part of the depreciation expense and is presented as a reduction to the capitalized costs.

The capitalized costs and related assets, net of provision for abandonment, are reviewed annually, on a field basis, for impairment taking into consideration the estimated future cash flows for the fields. The capitalized costs and related assets, net of the provision for future abandonment, are reviewed annually, on a field-by-field basis, to identify possible recovery losses, taking into consideration the estimated future cash flows for the fields. In 2001, the test of losses on the recovery of investments in fields resulted in write-offs of R$ 80.377 in consolidated and R$ 42.908 in the parent company (2000 - R$ 32.591 in consolidated and in the parent company), classified in the net income for the year as exploratory costs for the extraction of crude oil and gas.

The balance at December, 2001 and 2000 is shown as follows:

	Consolidated		Parent Company	
	2001	2000	2001	2000
Capitalized costs	28.228.067	25.257.830	24.660.786	22.575.447
Accumulated depreciation	(18.420.258)	(17.436.033)	(16.556.036)	(16.000.264)
Abandonment provision (*)	(3.169.935)	(3.105.930)	(3.169.935)	(3.002.069)
Net investment	6.637.874	4.715.867	4.934.815	3.573.114

(*) Provision composed of materials and services

d) Depreciation

Depreciation in the year ended December 31, 2001 totaled R$ 3.326.567 -consolidated and R$ 2.166.149 - parent company (R$ 3.314.796 and R$ 2.350.464 respectively in 2000), and are summarized below:

	Consolidated		Parent Company	
	2001	2000	2001	2000
Portion absorbed in costing:				
Of assets	2.023.271	1.715.699	1.138.301	1.114.064
Of exploration and production costs	904.309	1.052.217	693.975	749.060
Provision for abandonment of wells	144.379	371.762	144.379	368.027
	3.071.959	3.139.678	1.976.655	2.231.151
Portion recorded directly in income	254.608	175.118	189.494	119.313
	3.326.567	3.314.796	2.166.149	2.350.464

(e) Leasing of platforms

At December 31, 2001 and 2000, BRASOIL, a subsidiary of the PETROBRAS subsidiary BRASPETRO, maintained leasing contracts for offshore platforms. These platforms areleased by BRASOIL to PETROBRAS and fully guaranteed by the parent company.

PETROBRAS, at December 31, 2001 and 2000 also maintained leasing contracts relating to other offshore platforms with third parties.

The balances of property, plant and equipment, net of depreciation, and liabilities, relating to off-shore platforms which, if recorded as assets purchased under capital le ases, would have represented fixed assets, are shown below:

	Consolidated		Parent company	
	2001	2000	2001	2000
Property, plant and equipment net of depreciation	2.568.554	2.306.824	542.977	596.190
Financing				
Short-term	690.676	462.013	67.783	37.860
Long-term	4.478.801	2.678.991	659.331	619.400
	5.169.477	3.141.004	727.114	657.260

Expenditure on platform charters incurred during periods prior to operational start-up is recorded as prepaid expenses and totaled R$ 657.221 at December 31, 2001 (R$ 876.402 - 2000), of which R$ 549.313 is long-term (R$ 798.273 - 2000).

In the construction/conversion of vessels into "FPSO - Floating Production, Storage and Offloading" and "FSO - Floating, Storage and Offloading", bearing in mind the contractual default of the constructors, BRASOIL contributed financial resources to the amount of R$ 1.234.093 on behalf of the constructors directly to the suppliers and subcontractors, to avoid further delays in the construction/conversion, and consequent losses to BRASOIL.

Based on opinions from the legal advisers of BRASOIL, these expenses can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed to obtain financial reimbursement with international courts. However, as a result of the litigious nature of the assets and the uncertainties as regards the probability of receiving all the amounts disbursed, on a conservative basis BRASOIL raised a provision for doubtful accounts for all credits that are not backed by collateral, to the amount of R$ 1.009.840, classified under other net operating expenses.

(f) Platform P-36 - Roncador Field/RJ

On March 15, 2001, an accident occurred with platform P-36, on station in the Roncador Field in the Campos Basin, which had been in production since May 2000. On March 20, 2001, despite all efforts employed by the Company, the platform could not be recovered and submerged totally, resulting in a net loss amounting to R$ 153.015 in the consolidated result for the 2001 financial year.

In addition, in December of 2001, by means of an appraisal by the technical area of the Company, it was found that recovery of the lines and oil pipelines connected to the platform P-36 was impossible, which resulted in the write-off of these assets, resulting in an increased expense of R$ 132.737, which is classified under non-operating revenue (expense).

On June 18, 2001, the financing of the platform P-36 was settled with international creditors, to an amount of US$ 326 million, and subsequently agreement was reached with the coinsurers of the platform for final settlement of the claim made in July 2001, totaling funds received of approximately US$ 497 million.

(g) Transfer of assets to TRANSPETRO

In the 2001 financial year, PETROBRAS transferred 28 vessels to its subsidiary PETROBRAS TRANSPORTE S.A. - TRANSPETRO, which had been previously chartered on a bareboat basis, as a capital contribution, of which 20 vessels in March and 8 vessels in December 2001. the value of the vessels transferred, supported by appraisal reports prepared by specialists, totaled R$ 278.878.

(h) Sale of platforms

In the 2001 financial year, BRASPETRO and PIFCO returned a positive result of R$ 831.244 on the sale of platforms held by subsidiaries, classified in the Consolidated balance sheet under other non-operating revenue (expense).

(i) Return of exploration areas to the National Petroleum Agency (ANP)

During 2001, PETROBRAS returned to the National Petroleum Agency - ANP the rights over 59 out of 115 exploratory concessions granted to the Company on August 6, 1998.

Out of the 59 concessions returned to the ANP, PETROBRAS had exclusive rights over 43 concessions, while the other 16 were operated in partnership with other companies.

In the 59 blocks returned, PETROBRAS had made 17 discoveries, with an estimated volume of 650 million barrels of oil equivalent. The areas corresponding to these discoveries - security area (part of the blocks which are being returned) will remain with the Company in order that work may continue with a view to evaluating the reserves.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Financing

	Consolidated				Parent company			
	Current		Long-term		Current		Long-term	
	2001	2000	2001	2000	2001	2000	2001	2000
Foreign								
Financial institutions	3.288.489	6.091.282	4.498.862	4.674.910	1.262.272	5.060.266	2.461.353	3.132.453
Bearer bonds (Notes)	142.568	283.168	4.361.325	1.429.100	38.593	283.168	1.584.600	1.429.100
Commercial Papers	1.043.642	1.179.098				437.946		
Securitization of exports	3.705		2.088.360					
Suppliers	416.369	256.746	691.045	808.438				
Other		25.178		304.792				
Local								
Banco Nacional de Desenvolvimento Econômico e Social (National Bank for Economic and Social Development - BNDES)	116.838	133.338	417.834	461.389	116.838	133.338	417.834	461.389
Debentures	20.468	32.956	640.956	607.016	20.468	32.956	640.956	607.016
FINAME - Financing for the construction of a gas pipeline Bolívia-Brasil	49.711	3.486	905.529	803.252	49.711	3.486	905.529	803.252
Other	50.701	77.322	98.735	106.994	50.701	77.322	98.735	106.994
	5.132.491	8.082.574	13.702.646	9.195.891	1.538.583	6.028.482	6.109.007	6.540.204

(a) Non-current financing matures:

	2001	
	Consolidated	Parent company
2003	1.811.304	1.356.895
2004	1.446.216	844.965
2005	924.306	628.669
2006	1.705.634	1.156.695
2007	868.838	736.541
2008	1.745.529	397.535
2009	362.223	274.988
2010	741.743	232.610
2011 onwards	4.096.853	480.109
	13.702.646	6.109.007

(b) Non-current financing interest rate:

	Consolidated		Parent company	
	2001	2000	2001	2000
Foreign				
Up to 6%	3.673.902	1:586.835	1.682.175	1.586.835
From 6 to 8%	3.305.632	3.250.228	1.505.015	1.921.161
From 8 to 10%	4.524.067	2.380.177	858.763	1.053.557
From 10 to 12%	135.991			
	11.639.592	7.217.240	4.045.953	4.561.553
Local				
Up to 6%	1.143.726	1.110.096	1.143.726	1.110.096
From 6 to 8%	905.529		905.529	
From 8 to 10%	10.879	831.818	10.879	831.818
From 10 to 12%	2.920	36.737	2.920	36.737
	2.063.054	1.978.651	2.063.054	1.978.651
	13.702.646	9.195.891	6.109.007	6.540.204

(c) Non-current balances per currency:

	Consolidated		Parent company	
	2001	2000	2001	2000
U.S. dollar	10.710.332	6.131.030	3.116.693	3.475.343
Japanese yen	1.638.830	1.747.851	1.638.830	1.747.851
French franc	108.840	123.699	108.840	123.699
Italian lira	295.305	270.683	295.305	270.683
Austrian schilling	187.500	167.250	187.500	167.250
Real	750.570	742.576	750.570	742.576
Other	11.269	12.802	11.269	12.802
	13.702.646	9.195.891	6.109.007	6.540.204

Senior Notes

On May 9 and July 6, 2001, PETROBRAS INTERNATIONAL FINANCE COMPANY issued US$ 450 million and US$ 600 million Senior Notes maturing in 2008 and 2011 with interest rates of 9,875% and 9,750% respectively.

Securitization of exports

In December of 2001, PETROBRAS and PETROBRAS FINANCE LTD., signed contracts (Master Export Contract and Prepayment Agreement) between themselves and a special-purpose entity not related with PETROBRAS, called PF Export Receivables Master Trust ("PF Export"). The purpose of these contracts is to structure an operation to securitize export receivables to be generated by PETROBRAS FINANCE LTD., by means of sales of fuel oil and other products purchased from PETROBRAS on the international market.

As stipulated in the contracts, PETROBRAS FINANCE LTD assigned the rights on future receivables to the amount of US$ 900 million to PF Export, and in return PF Export delivered to PETROBRAS FINANCE the following notes issued by PF Export, also to an amount of US$ 900 million:

- US$ 750 million in Senior Trust Certificates, maturing in 2010 and 2011 and bearing interest rates between 6,60% and 6,75% p.a.

- US$ 150 million in Junior Trust Certificates, maturing between 2010 and 2013 and bearing interest rates of 9% p.a.

In addition, on December 7, 2001, PETROBRAS FINANCE LTD sold all the Senior Trust Certificates on the international market at face value, US$ 750 million, with no gain or loss on the operation. The amount received was then transferred to PETROBRAS as an advance payment against exports to be made by PETROBRAS to PETROBRAS FINANCE LTD. in accordance with the Prepayment Agreement.

The assignment of rights on future export receivables represents a liability of PETROBRAS FINANCE LTD., which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will incur interest on the same basis as the Senior and Junior Trust Certificates, as described above.

Other information

The loans and financing are intended mainly for purchases of raw materials, development of production projects, construction of vessels and pipelines and the expansion of industrial plants.

At December 31, 2001, the debentures issued through BNDES - National Bank for Economic and Social Development, for the pre-acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day ("TCO - Transportation Capacity Option"), totaled R$ 430.000 (43.000 notes with par value of R$10) maturing February 15, 2015. GASPETRO, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by TBG and held by GASPETRO, in respect of these debentures.

PETROBRAS has been making use of the financial resources of its subsidiaries, through intercompany loan contracts, obtained for the expansion of its industrial plants. At December 31, 2001, these funds amounted to R$ 139.638 (R$ 186.636 - 2000).

PETROBRAS is not required to provide guarantees to foreign financial institutions. Financing by the BNDES - National Bank for Economic and Social Development - is secured by the assets being financed (carbon steel tubes for the Bolívia-Brasil pipeline and vessels).

On account of the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA-BRASIL S.A. - TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, PETROBRAS, PETROQUISA and Banco do Brasil S.A., whereby TBG undertakes to tie the National Treasury order to its revenues until the liquidation of the obligations guaranteed by the Federal Government.

The amount of loans and financing of the Parent company exceeds the net present value by approximately R$ 442.000, calculated at market rates on December 31, 2001, considering similar nature, terms and risks to those of the contracts recorded.

The hedge operations contracted with the coverage of Notes issued abroad in foreign currency are disclosed in explanatory note 18 - Risk management policy.

10 Financial expenses, net

Financial charges and net monetary and exchange adjustments, allocated to income for the years ended 2001 and 2001, are shown as follows:

	Consolidated		Parent company	
	2001	**2000**	**2001**	**2000**
Financial expenses				
Financing	(1.365.855)	(1.270.584)	(675.193)	(1.010.668)
Suppliers	(327.951)	(4.517)	(328.935)	(389.323)
Pension plan	(307.285)	(281.890)	(307.285)	(281.890)
Capitalized interest	13.010		13.010	
Other	(138.517)	(161.104)	(34.620)	(11.527)
	(2.126.598)	(1.718.095)	(1.333.023)	(1.693.408)
Financial income				
Short-term investments	2.073.861	1.194.626	1.854.436	1.010.447
National Treasury Bonds	571.890	532.146		
Accounts receivable				
Subsidiaries and affiliated companies			416.002	474.953
Advances to suppliers	82.174	104.711	82.174	60.584
Other	431.610	196.075	77.224	106.228
	3.159.535	2.027.558	2.429.836	1.652.212
Net monetary and exchange adjustments, net	(2.376.423)	(1.426.345)	(1.608.795)	(989.149)
	(1.343.486)	(1.116.882)	(511.982)	(1.030.345)

PETROBRAS and its subsidiaries have close commercial and financial relationships with the international market, and foreign currency operations that suffered from the impact of devaluation of the real (18,67% in relation to the US$), fully recognized under income for the period.

11 Taxes and social contributions

(a) Taxes and social contributions payable

	Consolidated		Parent company	
	2001	2000	2001	2000
Current liabilities				
ICMS - Value-added Tax on Sales and Services	1.271.106	1.191.244	1.175.552	1.146.942
Income tax	1.625.990	343.514	568.250	269.258
CSLL - Social Contribution	398.926	9.549		
COFINS - Tax for Social Security Financing	574.752	536.007	472.952	518.773
PASEP - Public Service Employee Savings Program	128.239	116.176	106.212	112.442
Special participation/royalties	647.574	711.733	645.955	710.413
Other taxes	211.872	139.992	99.374	75.072
	4.858.459	3.048.215	3.068.295	2.832.900

(b) Deferred taxes and social contributions

The deferred taxes and social contributions liability of R$ 2.981.830 (R$ 2.614.998 - 2000) are calculated basically on oil and gas exploration and development costs, as permitted by Decree-law 62/66 and article 416 of Decree 3000, of March 26, 1999, on incentivated depreciation and on special restatement - Law 8200/91. These deferred liabilities will be realized over the useful life of the related assets.

At December 31, 2000, PETROBRAS had loss carryforwards of R$ 1.596.364 for income tax and R$ 882.725 for social contribution. In relation to these tax losses, the Company recorded long-term credits of R$ 478.536. The tax loss carryforwards were fully utilized for income tax and social contribution purposes in the 2001 financial year.

At December 31, 2001, PETROBRAS also recorded deferred income tax and social contribution of R$ 2.059.574 (1.505.463 - 2000), classified as non-current assets R$ 2.021.861 and R$ 37.713 as current assets. These tax credits may be used to offset future taxable income or in accordance with the realization of the deferred liabilities.

With the NTN-P swap operation and total payment of the debt with PETROS (note 3), the yield on these notes, which until then had been deferred for tax purposes, was realized, and the corresponding provision for income tax and social contribution, to the amount of R$ 189.451, transferred to current liabilities.

At December 31, 2001, TRANSPORTADORA BRASILEIRA GASODUTO BOLÍVIA-BRASIL S.A. - TBG, parent company of PETROBRAS GÁS S.A. - GASPETRO, had accrued tax loss carryforwards and negative social contribution bases of R$ 1.177.854 (R$ 528.456 in 2000), which may be offset against future taxable income up to a ceiling of 30% of annual net income, based on Law 9249/95, which the management of TBG believes will take place in the course of the useful life of the Bolívia-Brasil gas pipeline project. However, considering the estimated time available for use of these tax credits, amounting to R$ 388.691 (R$ 201.213 - 2000), the accrued tax credits are not recorded in the consolidated financial statements at December 31, 2001. Recognition of these credits in the books will be re-appraised annually.

In the financial year ended December 31, 2001, PETROQUISA returned a gain of R$ 151.034 referring to the reversal of the provision for taxes posted in prior financial years by realising the revaluation reserve reflecting investees, disposed of within the sphere of the National Privatization Program - PND.

After the enactment of Provisional Measure No 2158/2001, it became necessary to appropriate future income tax and social contribution debts derived from income generated abroad, through subsidiaries and controlled companies located abroad. This taxation affects the results since 1996 for income tax and since October 1999 for the social contribution.

This fact formed the basis for the recognition in 2001 of a deferred tax asset derived from the accrued income tax loss and negative social contribution base which had been recorded until that time, since there was no expectation of profitability to enable the tax credits to be offset.

Therefore as of December 31, 2001, the Company (Consolidated) recorded deferred income tax and social contribution liabilities of R$ 231.231 corresponding to income generated abroad.

The reconciliation of the tax credit determined in accordance with statutory rates and the tax credit recorded in 2001 are summarized below:

	Consolidated		Parent company	
	2001	2000	2001	2000
Income before social contributions and income tax and after employees' participation	13.551.002	14.128.599	13.698.104	14.093.641
Income tax and social contribution at nominal rates (34%)	(4.607.341)	(4.803.724)	(4.657.355)	(4.791.838)
Adjustments to determine effective rate:				
Permanent additions, net	(301.248)	(216.370)	(283.135)	(207.898)
Changes in social contribution rate		(20.543)		(18.846)
Adjustment to participation in the stockholders' equity of subsidiaries and affiliated companies	(201.202)	51.910	773.149	425.858
Discount amortization	268.563		87.283	
Fiscal incentives	70.900	44.522	67.545	41.763
Provision for the realization of revaluation reserve of companies sold through PND	151.034			
Tax loss carryforwards not recorded	(90.243)	(172.516)		
Credit derived from the inclusion of interest on capital as operating expenses	734.646	634.316	608.299	616.690
Reversal of income - foreign operations, net of taxes	382.638	100.310		
Deferred taxes on equity accounting of foreign subsidiaries (MP 2158-35, of August 24, 2001)	(231.231)			
Other items	(51.881)	20.554		
Provision for income tax and social contribution	(3.875.365)	(4.361.541)	(3.404.214)	(3.934.271)

Deferred income tax and social contribution	(618.989)	(1.363.925)	(672.365)	(1.268.513)
Current income tax and social contribution	(3.256.376)	(2.997.616)	(2.731.849)	(2.665.758)
	(3.875.365)	(4.361.541)	(3.404.214)	(3.934.271)

12 Employee benefits

(a) Pension Plan - Fundação Petrobras de Seguridade Social - PETROS

The Fundação PETROBRAS de Seguridade Social - PETROS and the current benefits plan (PETROS Plan).

The principal objective of PETROS is to supplement the benefits assured and provided by the social security system to employees of PETROBRAS, its subsidiaries, affiliated and other companies, and to the employees of PETROS itself.

The supplementary plan adopted by PETROS for employees of PETROBRAS and of the majority of its subsidiaries and affiliates (PETROS Plan), is that of defined benefits. At December 31, 2001, the following sponsoring companies belonged to the PETROS Plan: PETRÓLEO BRASILEIRO S.A. - PETROBRAS, and the subsidiaries PETROBRAS DISTRIBUIDORA S.A. - BR, PETROBRAS GÁS S.A. - GASPETRO, PETROBRAS INTERNACIONAL S.A. - BRASPETRO, PETROBRAS QUÍMICA S.A. - PETROQUISA, as well as Petroquímica do Nordeste S.A. - COPENE, Trikem S.A., ULTRAFÉRTIL S.A., Companhia Petroquímica do Sul - COPESUL, Petroflex Indústria e Comércio S.A., Petroquímica União S.A. - PQU, Nitriflex S.A. - Indústria e Comércio, DSM - Elastômeros Brasil Ltda. and PETROS.

In order to achieve its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROBRAS Plan amounting to 12,93% of the salaries of participants in the plan. As of December 31, 2001, the total of contributions paid corresponding to the group of active participants reached the amount of R$ 240.625 (R$ 210.459 in 2000) in the Consolidated and R$ 218.426 (R$ 195.311 in 2000) in the

Subsidiary, and was allocated to the cost of industrial, commercial, research, inspection, drilling and other activities.

The relation between contributions by the sponsors and participants of the PETROS Plan, considering only those attributable to PETROBRAS and subsidiaries in the 2001 financial year, was 0,96 (0,97 in 2000).

To sustain and stabilize the plan, the charges relating to the total employees existing in PETROBRAS before the constitution of the Fund (Pre-1970 Group) were separated from the contributing rate applied to the monthly amount of contribution salaries. Since then, by means of an agreement, PETROBRAS has assumed the funding of benefits paid by PETROS to this group of participants, through fixed monthly installments, which during 2000 and 2001, equalled the benefits paid to the Pre-70 Group in the amounts of R$ 484.491 and R$ 483.032, respectively.

The total debt corresponding to the Pre-70 Group agreement, amounting to R$ 5.637.036, reflects an increase in the Parent company's expense of R$ 310.749 (R$ 323.659 - 2000), classified under other net operating expenses. This balance was settled on December 28, 2001 using notes stated in the federal bond swap contract signed between the federal government and PETROBRAS on the same date (note 3).

On October 16, 2000, PETROS signed an adhesion agreement with the subsidiary PETROBRAS TRANSPORTE S.A. – TRANSPETRO, introducing a private defined-benefit pension plan for its employees, called the TRANSPETRO plan, which receives contributions equivalent to 5,32% of the payroll of participants on a monthly basis, which is equal to the value of the contributions made by participants

CVM Resolution No. 371

As mentioned in Note 3, on December 31, 2001 PETROBRAS, its subsidiaries and controlled companies implemented the procedures determined by the Brazilian Securities Commission - CVM by means of Resolution No 371, which regulates the recognition of benefits paid to employees, including pension and current and future retirement benefits to employees, retirees and pensioners.

As of December 31, 2001, based on a report by an independent actuary, PETROBRAS had a net actuarial liability of R$ 2.740.937 in the consolidated and R$ 2.470.322 in the parent company, representing the difference between the present value of the Company's liabilities related with employee, retiree and pensioner participants and the underlying assets, as shown below:

	Consolidated	Parent company
Actuarial commitment	14.990.098	14.106.861
Underlying assets	(12.249.161)	(11.636.539)
	2.740.937	2.470.322
Current liabilities	271.157	235.523
Long-term liabilities	2.469.780	2.234.799
	2.740.937	2.470.322

The value of liabilities net of deferred income tax and social contribution, to the amount of R$ 2.070.052 in the parent company, was recorded as an adjustment to prior periods, as described in note 3.

The principal assumptions adopted in the actuarial calculation were the following:

Method:	Projected credit unit
Discount rates:	Inflation + 6%
Salary increases:	Inflation + 2%
Expected long-term rate of return on assets:	Inflation + 6 %

Constitutional Amendment No. 20

Evaluation of the PETROS costing plan is performed by an independent actuary based on a capitalization system on a general basis.

Computation of any deficit in the defined-benefit plan in accordance with the actuarial method of the current plan (which differs from the method defined in CVM Resolution 371), must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No 20.

In this way, if the deficit computed for December 31, 2001, in accordance with the projected credit unit method (CVM Resolution 371), amounting to R$ 2.740.937 in the consolidated and R$ 2.470.322 in the parent company, is reflected as a technical deficit in the methods adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided with the participants.

New benefits plan (PETROBRAS VIDA Plan)

In May of 2001, the Administrative council of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution for programmable benefits and a defined benefit for risk beneficiaries.

PETROBRAS decided to adopt a supplementary retirement plan for employees, for the purpose of attracting and retaining qualified professionals with profiles suitable for the current competitive market, in addition to providing a significant reduction in risks to PETROBRAS in relation to future liabilities of the Fundação PETROS, together with greater transparency in the equity position.

The new plan, PETROBRAS VIDA, was approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Department (SPC) in October of 2001, and ratified by the Administrative council of PETROBRAS.

The rules for the migration process and principal characteristics of the new plan for programmable benefits are described below:

- Migration to the new plan is voluntary.

- In the case of participants that migrate, the benefits (proportional rights at the time of migration) calculated based on the PETROS Plan will be settled by the Company with the foundation, and will be passed on to participants as a proportional benefit as from retirement with a guarantee by the Company (only for those who opt for the settled benefit). The participants that opt to transform the settled benefit into a mathematical reserve will bear the risk.

- The benefits paid by PETROS to retirees and pensioners will be updated according to the IPCA - Expanded Consumer Price Index, and will no longer be affected by any alterations made by PETROBRAS to the salary policy, principally with respect to salary increases. In the case of participants that do not migrate, the linkage rules with salary increases continue to be valid.

- With the new plan, the contribution by PETROBRAS will be reduced from 12,93% to 8% (on average) on the contribution salary of migrating participants.

- The PETROBRAS VIDA Plan is a defined-contribution plan during the accrual phase, and therefore no deficits will occur during this phase. After concession of the benefit, any deficits will be shared equally between the sponsor and the beneficiaries.

The migration process is currently temporarily suspended, as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002.

Therefore the impact of migration to the new plan will only be computed and recognized in the accounts when the litigation has been defined and the migration process finalized. The impact of migration and cost of the benefits stipulated in the new plan will be valued according to the concept established in CVM Resolution No 371.

If all participants migrate to the PETROBRAS VIDA Plan, as of December 31, 2001 the actuarial commitment (full and proportional benefits to be settled), calculated considering the migration rules and assumptions of the new plan, compared to the commitment for the existing plan, can be demonstrated as follows:

	Consolidated	Parent company
PETROBRAS VIDA Plan	16.760.809	15.814.184
PETROS Plan	14.990.099	14.106.860

(b) Health care benefits - "Assistência Multidisciplinar de Saúde" (AMS)

PETROBRAS and its subsidiaries maintain a health care benefit plan (AMS) offering defined benefits which cover all employees (active and inactive) together with their dependents. The plan is managed by the Company itself and the employees contribute with a fixed amount to cover the principal risks and part of the expenditure incurred on other types of coverage, according to participation tables based on certain parameters including salary levels.

The Company's commitment related to future benefits to plan participants is calculated on an annual basis by an independent actuary, based on the Projected Unit Credit method.

The health care plan is not funded by collateral assets. Payment of benefits is made by the Company based on costs incurred by the plan participants.

The actuarial gains and losses arising from the differences between the actuarial assumptions and the effectively occurred are respectively included or excluded when defining the net actuarial liability. These gains and losses are amortized during the average remaining service period of the active employees.

The updating of the provision for active employees for the 2001 financial year totaled R$ 232.371 in the consolidated statements and R$ 193.284 in the parent company statements and was absorbed in the costing of the Company's operating activities (R$ 131.868 for the Consolidated and R$ 131.868 for the Parent company) and directly against income (R$ 85.391 for the Consolidated and R$ 61.416 for the Parent company). The updating of the provision for inactive employees, which totaled R$ 340.395 for the consolidated and R$ 322.478 for the parent company during the period, was recorded as other net operating expenses.

As of December 31, 2001, the balance of the provision for expenses with the Health care benefits during retirement for active employees, retired members and dependents, calculated by an independent actuary, totaled R$ 3.270.699 for the consolidated (2000 - R$ 2.865.079) and R$ 3.012.241 for the parent company (2000 - R$ 2.655.999) as demonstrated below:

(i)Changes in the provision

	Consolidated		Parent company	
	2001	**2000**	**2001**	**2000**
Balance at January 1	2.865.079	2.505.185	2.655.999	2.330.492
Company contributions	(167.146)	(134.914)	(159.520)	(129.385)
Cost incurred for the year	572.766	494.808	515.762	454.892
Balance at December 31	3.270.699	2.865.079	3.012.241	2.655.999

(ii) Provision recorded

	Consolidated		Parent company	
	2001	**2000**	**2001**	**2000**
Total actuarial liabilities	4.522.240	3.948.023	4.240.583	3.681.206
Unrecognized losses	(1.251.541)	(1.082.944)	(1.228.342)	(1.025.207)
Net provision	3.270.699	2.865.079	3.012.241	2.655.999

(iii) Changes in health care costs

Assumed health care costs trend rates have a significant effect on the amounts reported for the postretirement health care plans. A 1% change in assumed health care costs rates would have the following effects:

	Consolidated		Parent company	
	1% increase	1% decrease	1% increase	1% decrease
Actuarial liability	684.597	(557.345)	634.714	(518.655)
Normal cost	19.941	(14.625)	17.737	(13.018)

13 Profit - Sharing for Employees and Administrators

Employees' participation in the income or results, according to the provisions of legislation in effect, could be based on voluntary programs maintained by the companies or on agreements with the employees or unions.

Therefore, on 2001, PETROBRAS, based on a proposal presented to the unions with respect to the 2001/2002 collective bargaining agreement, provided an amount of R$ 416.454 in Consolidated (2000 - R$ 209.598) and R$ 380.000 in the Parent company (2000 - R$ 190.000), for profit sharing of employees and administrators in income (PLR), which includes an amount of R$ 153.852 in the Consolidated and R$ 140.000 in the Parent company already paid in the 2001 financial year. The value of the provision is in accordance with the limits established by Resolution No 10, dated May 30, 1995, issued by the State Company Control Council - CCE.

Administrators' participation in the income or results will be subject to approval at the Ordinary General Meeting to be held on March 22, 2002, in accordance with article 56 of the Company's by-laws and specific federal regulations.

14 Stockholders' equity

(a) Capital

At December 31, 2001, the Company's subscribed and paid-up capital, of R$ 13.033.249, consisted of 634.168.418 common shares and 451.935.669 preferred shares, all book shares with no par value.

On February 22, 2001, the Securities and Exchange Commission accepted the register of the ADR level II program for preferred stock to replace the ADR level I program. Since then, these shares could be traded on the New York Stock Exchange (NYSE). The common stock has been traded on the NYSE since August 2000.

The preferred shares do not have any voting rights and are not convertible into common shares and vice-versa. Preferred stockholders have priority in the return of capital and in the receipt of a minimum dividend of 5%, calculated based on the capital represented by the preferred shares. The preferred shares participate equally with common shares in capital increases deriving from the capitalization of reserves and income.

The PETROBRAS management will make a proposal to the Extraordinary Stockholders' Meeting, to be held jointly with the Stockholders' General Meeting on March 22, 2002, to increase the Company's capital stock from R$ 13.033.249 to R$ 16.291.561, by capitalization of the revenue reserve constituted in prior financial years, without issuing new shares, to bring the Company's capital into line with the levels of investment in the oil industry, involving the intensive use of capital and long maturity cycles of operations

(b) Reserves

Subsidy reserve - AFRMM

This reserve represents funds received from freight surcharges levied for the renewal of the Merchant Marine (AFRMM). These funds are used to purchase, enlarge or repair vessels of the fleet, pursuant to Administrative Ruling n° 188 of the Ministry of Finance, dated September 27, 1984.

Fiscal incentive reserve

This reserve consists of investments in tax incentives in the Northeast Investment Fund (FINOR), arising from allocations of part of the Company's income tax .

Revaluation reserve

This reserve is established in the amount of revaluation of property, plant and equipment recorded by a subsidiary and by affiliated companies of a subsidiary based on independent appraisals.

Realization totaled R$ 7.968 (R$ 9.298 - 2000), in proportion to the sale of interests in affiliated companies of the subsidiary and depreciation of the revalued assets, and was fully transferred to retained earnings.

Legal reserve

The legal reserve is constituted through an appropriation of 5% of net income for the year, as required by article 193 of Law n° 6.404/76.

Statutory reserve

This is an appropriation of net income of each year in an amount equivalent to a minimum of 0,5% of paid-up capital at year-end. This reserve is used to fund research and technological development programs. The accumulated balance of the reserve cannot exceed 5% of paid-up capital, according to article 55 of the Company's by-laws.

Reserve for unrealized earnings

As allowed by article 197 of Law No 6404/76, the object of this reserve is to postpone the distribution of income that economically exists but has not yet been financially realized. When realized, these earnings are transferred to retained earnings and computed in calculating the statutory dividend.

The balance of the reserve for unrealized earnings as of December 31, 2000, to the amount of R$ 2.875.943, included amounts related with realizations of the revaluation reserve resulting from the disposal of interests in subsidiaries and affiliates of subsidiaries to the amount of R$ 956.951, an equity gain amounting to R$ 395.015, and part of the credit balance of monetary restatement of the balance sheet returned up to 1995, unrealized, amounting to R$ 1.523.977.

This balance was fully realized in the 2001 financial year by the receipt of dividends from subsidiaries, principally in the form of notes derived from the privatization of subsidiaries (note 3), from realization of the greater part of the Petroleum and Alcohol accounts balance and others, and was added to basic income for dividend purposes (item d).

Reserve for retention of earnings

The purpose of this reserve is to strengthening working capital and application in investments, principally in exploration and domestic oil production development, according to Federal Government policies and article 196 of Law n° 6.404/76 (complemented by law 10.303/2001).

The proposal for appropriation of income for the year ended December 31, 2001 provides for retained earnings of R$ 6.524.884, of which R$ 6.129.887 refers to net income for the year and R$ 394.997 to the remaining balance of retained earnings, intended to cover the annual investment program established in the capital budget for 2002, to be approved by the Stockholders' General Meeting on March 22, 2002.

(c) Prior years adjustment

According to the resolution on the recognition of Employee Benefits (Accounting Standards and Resolutions - NPC No 26), issued by IBRACON and approved by CVM, as described in note 2a, in the 2001 financial year the Company recognized the balance of net actuarial liabilities, net of income tax and social contribution, directly under stockholders' equity, amounting to R$ 2.275.013.

(d) Dividends

Stockholders are guaranteed a minimum (compulsory) dividend/interest on capital of at least 25% of adjusted net income for the year, calculated according to article 202 of Law No. 6404/76.

The proposal for the total dividend for 2001, which is being submitted by the PETROBRAS Board of Directors for approval of the stockholders at the OGM to be held on March 22, 2002, amounting to R$ 3.584.143, obeying the by-laws with regard to guaranteed rights of preferred shares (article 5), and distributing to common and preferred stockholders the dividend calculated on the base income for calculation of dividend, as shown below:

	2001	2000
Net income for the year (parent company)	10.293.890	10.159.370
Appropriation:		
Legal reserve	(514.696)	(507.968)
	9.779.194	9.651.402
Reversals:		
Reserve for unrealized earnings	2.875.943	40.489
Revaluation reserve	7.968	9.298
Base income for calculation of dividend	12.663.105	9.701.189

	2001	2000
Proposed dividend, equivalent to 28,30% of base R$ 3,30 per share (27,86% - 2000 - R$ 2,37 per share), as follows:		
Interest on capital	2.139.625	1.813.794
Dividend	1.444.518	758.884
Proposed dividends	3.584.143	2.572.678
Less:		
Dividends paid in advance:		
Interest on capital	(1.107.826)	
Dividends	(106.358)	
Restatement of interest on capital and prepaid dividends	(71.905)	
	(1.286.089)	
Proposed dividends balance	2.298.054	2.572.678

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

Interest on capital of R$ 2.139.625 (R$ 1.813.794 - 2000) were included with the proposed dividend, as established in the by-laws. This interest was accounted for in operating income, as required by fiscal legislation, and reversed to retained earnings, as required by CVM No. 207/96, resulting in an income tax and social contribution tax benefit of R$ 727.473 (R$ 616.690 - 2000).

On August 22, 2001, PETROBRAS distributed remuneration to stockholders in advance to the amount of R$ 1.214.184, of which R$ 1.107.826 as interest on capital, corresponding to R$ 1,05 for each common and preferred share. These dividends will be deducted from the dividends proposed for the 2001 financial year, corrected using the SELIC rate from the date of payment to December 31, 2001, totaling R$ 1.286.089.

The balance of dividends proposed for the 2001 financial year to the amount of R$ 2.298.054, equivalent to R$ 2,12 per share, includes a portion of interest on capital of R$ 966.633, approved by the Board of Directors on December 20, 2001, subject to withholding tax at the rate of 15%, except for untaxed or exempt stockholders, as established by Law No 9249/95. These amounts will be monetarily restated as from December 31, 2001 up to the initial date of payment, according to the variation in the SELIC rate.

In addition, considering the policy of transparent management adopted by the Company and in order to strengthen relationships and the confidence of stockholders, investors and the market in general, the Board of Directors of PETROBRAS is proposing, subject to approval by the stockholders' general meeting, supplements to the dividends payable to untaxed and
tax-exempt stockholders for the 1998, 1999 and 2000 financial years, to the amounts of R$ 43.452, R$ 40.275 and R$ 130.171 (equivalent to R$ 0,064, R$ 0,064 and R$ 0,25 per share) respectively, totaling R$ 213.898, which are identical to the amounts added to the dividend on account of compensating income tax withheld at source for the payment of interest on capital allocated to the taxed shareholders, which were already paid, as a result of the interpretation of CVM Resolution No 207/96, which determines that interest paid or credited may only be imputed to the minimum compulsory dividend at the value net of withholding tax.

These amounts will be monetarily restated at the Selic rate as from December 31 of each corresponding financial year to the date of initial payment, and as of December 31, 2001, corresponded to R$ 75.198, R$ 55.493 and R$ 152.717, referring to the 1998, 1999 and 2000 years respectively.

Only stockholders that are untaxed or exempt will receive the supplement of the dividend for the purpose of withholding income tax on interest on capital, stated in the stock position on the date of the general meeting that approved the dividends for each financial year. The remaining stockholders have already received this portion together with the minimum compulsory dividend for the year.

The procedure adopted is in agreement with the recommendation of the Brazilian Securities Commission - CVM in December of 2001.

15 Contingencies

(a) Judicial actions

The Company and its subsidiaries are a defendant in numerous legal actions arising in the normal course of business. Based on the advice of its internal legal counsel and management's best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. On December, 31 the following presents these accruals by the nature of the claim:

	2001	2000
Labor claims	20.308	18.395
Fiscal claims	22.735	16.009
Civil claims	190.139	130.125
	233.182	164.529

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the federal court of the State of Rio de Janeiro seeking approximately R$ 1.044.180 in alleged damages and lost profits relating to Petromisa's rescission of a contract to develop a potassium salt mine. The plaintiff's claims are based on its alleged investment in the development of the project and related loss of expected profits. PETROBRAS has been brought into the lawsuit because of its relationship with Petromisa. However, Petromisa was statutorily dissolved by the Federal Government as part of a privatization program and, under Brazilian law, all of its obligations should have been transferred to the federal government. Therefore, PETROBRAS maintains that any indemnity payable by the dissolved subsidiary should be borne by the Federal

Government, rather than by PETROBRAS. Accordingly, the Federal Government has been brought into the lawsuit as a party to the litigation. On August 10, 1999, the trial judge dismissed most of the plaintiff's claims, and ordered PETROBRAS to indemnify the plaintiff only with respect to its preliminary research expenses. Once the amount of the award is determined, an additional amount equal to ten percent (10%) of the award in respect of attorney's fees will be added. There has been no condemnation as to the lost profits, as requested by the plaintiff. The total amount eventually payable would be adjusted for inflation and would bear interest at a per annum rate of 6%, which would be applied from the date of the commencement of the action. In September 1999, both parties to the lawsuit appealed to the federal appeals court in the State of Rio de Janeiro. Both appeals are still pending. Based upon the opinion of its internal legal counsel, management does not consider the risk of loss to be probable and, accordingly, has not recorded an accrual for this contingency.

On August 8, 1993, Indústria Bahiana de Adubos, Importação e Exportação Ltda. filed a lawsuit against us in the state court of Bahia claiming approximately R$ 290.463 in damages. The claim is based upon PETROBRAS' refusal to sell fertilizers to the plaintiff due to the plaintiff's payment default under prior contracts with PETROBRAS. The plaintiff claims that such a refusal harmed its financial condition and, ultimately, caused its bankruptcy. On December 9, 1993, the trial court decided in favor of the plaintiff. However, we appealed and the decision was reversed by the State Court of Appeals. Subsequently, the plaintiff filed a request for clarification (*embargos de declaração*) with the court; however, on September 26, 1998, the court upheld its decision. On August 31, 1999, the plaintiff appealed (*recurso especial*) to the Brazilian Superior Court of Justice (*Superior Tribunal de Justiça*). Based on the willingness of the Brazilian Superior Court of Justice to hear the plaintiff's appeal, management considers the risk of loss with respect to this lawsuit to be reasonably possible. Accordingly, management has not recorded an accrual for this contingency.

On June 8, 1999, the Third Civil Court of the Justice Tribunal of the State of Rio de Janeiro, ruled in favor of PETROBRAS' appeal to consider extinct, without judgement on the merit, the suit filed by a minority stockholder of PETROQUISA, claiming that PETROBRAS should indemnify that subsidiary for supposed losses caused by the privatization of its investments in subsidiaries and associated companies, alleging abusive exercise of its controlling power.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

However, the plaintiffs in the suit filed a motion for clarification of judgment, resulting in a change in the previous judgment and a new decision, in the same Third Civil Court that heard the appeal, by a majority of votes, declaring that PETROBRAS has a legitimate interest in contesting the suit.

As a result of this decision, on February 23, 2000, PETROBRAS filed motion to reverse or annul, and the Sixth Group of Civil Court of Appeals of Rio de Janeiro unanimously approved a point of order deciding that this motion should only be considered after judgment of the merit of the appeal, which is still pending examination by the Third Civil Court. This decision was published in the Official Daily Government Newspaper of the State of Rio de Janeiro on October 3, 2000, whereupon the records were returned to the Third Civil Court. Based on the opinion of its internal legal counsel, the Company considers the possibility of the loss of this legal case to be remote.

Search and apprehension of ICMS tax payments considered to be not due/taxpayer substitution

PETROBRAS was sued in court by certain small oil distribution companies under the allegation of does not pass on to state governments the Value-added Tax on Sales and Services (ICMS) retained according to the legislation at the time of selling fuel. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total value of the suits, of around R$ 927.363 up to December of 2001, around R$ 76.015 was effectively withdrawn from the Company's accounts as a result of judicial rulings of advance relief.

PETROBRAS, with the support of the state and federal authorities, has succeeded in impeding the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that were improperly withdrawn from its accounts.

(b) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the unloading of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

On October 18, 2001, 392 thousand liters of naphtha leaked into the sea at the exit from the port of Paranaguá, as a result of a collision between the vessel Norma, owned by TRANSPETRO, and a rock. The accident, attributed to incorrect positioning of the signaling buoys at the site, did not cause any significant damage to the environment. Even so, PETROBRAS was R$ 50 fined by the port authorities and R$ 5.000 by Ibama, and has appealed against both fines.

On February 16, 2001, a spill occurred as a result of a pipeline rupture resulting from an unusual movement of the soil causing a release of approximately 340 barrels of fuel oil. The Company was fined approximately R$ 174.030 by the Instituto Ambiental do Paraná (Paraná Environmental Institute), which the Company is currently contesting. On March 15, 2001 a spill resulting from the accident involving the P-36 platform occurred, causing a release of 78.400 barrels of diesel fuel and crude oil. The Company was fined by the Brazilian Environmental Institute (IBAMA) R$ 7.000 in April 2001 for the spill and the improper use of chemicals to disperse the oil. The Company is currently contesting this fines.

With respect to the January 18, 2000 Guanabara Bay oil spill, the Rio de Janeiro State Prosecutor filed a criminal lawsuit against the Company on January 19, 2001, alleging environmental crimes that gave rise to the oil spill. Additionally, the Federal Prosecutor filed criminal lawsuits against the president of the Company and 9 other employees. These suits
were combined under the suit filed by the Federal Prosecutor during the first quarter of 2001. This lawsuit could result in the imposition of additional fines against the Company and/or a judicial order requesting the Company to perform services to improve the environment. The Company is currently contesting the legal basis for the criminal lawsuit and cannot predict if the outcome of these proceedings will have a material adverse affect on the operations of the Company.

With respect to the July 16, 2000 oil spill at the Presidente Getúlio Vargas refinery, the Federal and State of Paraná Prosecutors have filed a civil lawsuit against the Company seeking R$ 2.707.907 in damages. The Company has filed its response to this action. Additionally, there are two other actions pending, one by the Instituto Ambiental do Paraná (Paraná Environmental Institute) and by another civil association called AMAR that have already been contested by the Company.

16 Guarantees on concession contracts for oil exploration

PETROBRAS provided guarantees to the National Petroleum Agency (ANP), in guarantee for the minimum exploration program defined in the concession contracts for exploration areas, totaling R$ 1.582.638. Out of this total, R$ 1.473.000 thousand represents a pledge on the oil to be extracted from previously identified fields already in production, for areas in which PETROBRAS has already made commercial discoveries or made investments with effect from the time when law nº 9478 of August 6, 1997 came into force. For areas whose concessions were obtained by bidding from the ANP, PETROBRAS has given guarantees to a total of R$ 109.638, up to December 31, 2001.

17 Segmentation of business

PETROBRAS is a company that operates in an integrated manner, and consequently not all business segments generate material operating revenues with third parties, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of PETROBRAS.

In the statement of segmentation, the Company's operations are presented according to the new Organization Structure approved on October 23, 2000 by the Board of Directors of PETROBRAS, comprising the following business units:

(a) Exploration and production: explores, develops reserves and produces oil and gas in Brazil, and also sells oil and gas in the domestic and foreign markets;

(b) Supplies: comprises the refining, logistics, transport and sales activities for oil products and alcohols, in addition to petrochemicals, through various interests in petrochemical companies in Brazil and two fertilizer plants owned by the Company;

(c) Distribution: represented by BR, responsible for the distribution of oil products and alcohols in Brazil;

(d) Gas and Energy: comprises the transport and sales activities of natural gas produced in Brazil or imported, and in the future, the sale of electricity acquired in Brazil. It also includes shareholdings in natural gas transporters, state natural gas distributors and thermo-electric plants;

(e) International: covers the oil and gas exploration and production activities, supply of gas and energy in thirteen countries around the world.

Items not identified with the other segments are allocated to the group of corporate bodies, notably those linked to the corporate financial management of the Company.

The accounting information per business segments was prepared based on the assumption of controllability, with a view of attributing to the business segments the items over which these segments have effective control.

We set forth below the main criteria used in separating the businesses:

(a) Net operating revenue: these were considered to be the revenues from sales to foreign clients, plus billing between the business segments, based on the internal transfer prices established by the areas.

(b) The operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) Assets: covers the assets referring to each segment.

18 Risk management policy

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or
commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

The Company protects its assets using a composite insurance system, according to the characteristics of the assets and nature of the risks covered.

(a) Management of market risks - oil and by-products

PETROBRAS system uses the futures markets for the purpose of predetermining prices and/or margins for commercial operations in the crude oil and oil products sector, with the overall objective of reducing its risks. These operations are always tied to actual physical transactions, that is, they are hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

For the year ended December 31, 2001, hedge transactions were carried out for 21% (13,85% - 2000) of the total volume sold (import and export). At December 31, 2001 the open positions on the futures market when compared to their market value, represented a negative result of approximately R$ 12.976, if liquidated on that date.

In addition, a long-term hedge operation was effected by the sale of put options for 52 million barrels of WTI oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda / Caratinga project with a minimum guaranteed margin to cover servicing the debt. As of December 31, 2001, this transaction, if settled at market values, would generate a gain of R$ 11.306.

(b) Management of exchange risks

In 2000, PETROBRAS contracted hedge operations to cover "Notes" issued abroad in Yen, Italian lira and Austrian shilling, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The hedge operations are known as "Zero Cost Collar" purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The hedges of the loans in Italian lira and Austrian shilling were based on the EURO, as the two currencies will only be circulated through February 28, 2002.

The liquidation of these hedge transactions takes place on each of the due dates of the installments of interest and principal of the loans, based on the difference in U.S. dollars between the value of the floating exchange rate on the REUTERS "FEDSPOT" page and the minimum or ceiling, as applicable.

The outstanding hedge currency transactions at December 31, 2001 amounted to R$ 1.197.519. If these purchase and sale options were to be liquidated, considering the market value at December 31, 2001, a net loss of approximately R$ 277.789 .

Any other financial instruments, where applicable, are reported in the corresponding explanatory notes

(c) Interest Rate Risk Management

The Company's interest rate risk is a function of the Company's long-term debt and, to a lessor extent, short-term debt. The Company's foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company's floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivative instruments designed to protect against interest rate fluctuations and may use these instruments in the future

(d) Insurance

PETROBRAS, its subsidiaries and affiliated companies adopt a Mixed System to protect their assets, using both insurance and self-insurance, according to the characteristics of the assets, their significance and replacement value and the risks to which they are exposed, in accordance with legal, contractual and technical fundamentals.

The principal data relating to insurance coverage at December 31, 2001, is summarized below:

		Amount insured	
Assets	**Type of coverage**	**Consolidated**	**Parent company**
Installations, equipment and inventories	Fire and sundry risks	32.916.103	31.411.336
Tankers and auxiliary vessels	Hulls	1.924.637	1.146.143
Fixed oil platforms, floating production systems and maritime drilling units	Oil risks	16.855.715	16.855.715
		51.696.455	49.413.194

PETROBRAS and its subsidiaries maintain insurance cover for all cargo carried by vessels and vehicles in Brazil and abroad.

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

19 Environment

One of the principal targets of the PETROBRAS Program for Excellence in Environmental Management and Operating Safety was achieved on December 28 with the completion of certification of the company's 35 operating units under the ISO 14001 (environmental) and BS 8800 or OHSAS 18001 (health and safety) standards. The last units certified were the Nitrogenated Fertilizer Plants (Fafen) located at Camaçari, Bahia, and Laranjeiras, Sergipe.

The certification, conceded according to international standards, prove the existence at the PETROBRAS units of an integrated safety, environmental and health management system committed to the prevention of accidents, respect for the legislation and constant improvement of environmental performance.

With the new certification, PETROBRAS now holds almost 10% of all the environmental certifications currently granted in Brazil based on the ISO 14001 standard. It is also one of the first companies in the global oil sector to have all its units certified, involving downstream, upstream, engineering and research activities.

On December 4, 2001, PETROBRAS launched the Operating Excellence Program for offshore activities, the object of which is to make the company's offshore operations continually safer. Amongst other topics, the Program addresses design engineering, safety, stability and ballast, maintenance, operation and human resources.

On December 7, 2001, PETROBRAS signed an agreement with the government of the state of São Paulo, through the Metropolitan Water and Sewerage Company, by means of which it will invest R$ 40.000 in the first phase of treatment by flotation of the River Pinheiros water, over a 6 km section between the Billings reservoir and João Dias Bridge in the São Paulo capital.

For the second year running, PETROBRAS was awarded the Top Ecology Prize at the end of the year, which is one of the most important awards in the country in the environmental field, awarded by the Brazilian Association of Sales and Marketing Executives (ADVB). The projects contemplated were: the first fuel pump in the country driven by solar energy, which began operations at the end of August in Rio de Janeiro, and the Marambaia

Project, which in partnership with the Federal University of Ceará, is aimed at increasing the productivity of non-intensive fishing in municipalities of Ceará and Rio Grande do Norte.

Since it reduced the number of work accidents during three successive years, the PETROBRAS Shale Processing Unit (SIX) was also awarded a prize in November 2001 by the Brazilian Safety Agency. The unit obtained the best performance in safety and health amongst the various companies in the country operating in the mining of non-metallic minerals.

In the 2001 financial year, the funds allocated to improvements in the safety, environmental and health areas within the Company's Environmental Excellence Program totaled R$ 811.057.

20 New gas industry environment - natural gas billing system applicable to thermoelectric power plants participating in the Priority Thermoelectricity Program - PPT

On June 1, 2001, the Ministry of Energy and Mines and the Ministry of Finance released Interministerial Administrative Rule nº 176, establishing the maximum natural gas sales price to be practiced by thermoelectric power plants included in the Federal Government's Priority Thermoelectricity Program and which start commercial operations by June 30, 2003. The maximum price will apply to a limit of 40 million cubic meters of natural gas per day to be sold to all eligible thermoelectric power plants. Each eligible thermoelectric power plant will be entitled to purchase natural gas for a twelve-year period, at prices established according to the following mechanism.

A base price, fixed in reais per MMBTU (thermal energy), will be defined for each consecutive twelve-month period, based on the translation of a reference price in U.S. dollars per MMBTU at the exchange rate in force at the beginning of the twelve-month period.

This base price, fixed in reais, will be restated annually at (i) the variation of the U.S. dollar exchange rate and the U.S. inflation rate, applicable to the portion relating to imported gas, and (ii) at the General Market Price Index - IGPM variation, applicable to the portion relating to national gas, defined in the Administrative Rule as 80% and 20%, respectively, of the total natural gas mix volume to be supplied to the thermoelectric power plants.

During each twelve-month period, for each natural gas invoice and exclusively for the portion of the fixed base price relating to imported gas, the supplier will calculate positive or negative differences, considering the exchange rate devaluation or appreciation respectively, between the fixed amount in reais and the reference price in dollars translated to reais at the exchange rate in force on the date of issue of the invoice.

The accumulated differences at the end of the twelve-month period for each thermoelectric power plant will be increased by financial charges which consider both the accrued SELIC rate and the projection of the SELIC rate for the next twelve-month period. This amount will then be divided by the volume of gas established in the take-or-pay contract for the subsequent twelve-month period, and the resulting unit value will be included in the price to be practiced over this new twelve-month period.
Possible differences which fail to be offset by the supplier over the subsequent twelve-month period will be compensated in the next twelve-month period, including the related financial charges.

The Priority Thermoelectricity Program specifically establishes that the thermoelectric power plants may transfer to their end consumers any maximum price changes arising from the above described adjustments.

We are unable to anticipate the impact of this price regulation on our financial position and operating results.

21 Expenses on non-programmed stoppage

From October 24 to 28, 2001, PETROBRAS main activities were stopped due to an employee strike. Consequently, the oil production in Brazil decreased by some 60%, mainly on the Campos Basin platforms. With regard to oil refining in Brazil, national production decreased by 5%.

The financial effects of this stoppage on the Company's results for 2001 totaled R$ 76.864.

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

22 Remuneration of parent company directors and employees

The PETROBRAS Career Plan, the Benefits and Advantages Plan, and specific legislation establish criteria for remuneration of Company employees and directors.

In 2001, the highest and lowest salaries for employees occupying permanent jobs, relative to the month of December, were respectively R$ 24.063,42 and R$ 670,37 (R$ 22.616,00 and R$ 643,85 in 2000). The average salary for that month was R$ 3.711,25 (R$ 3.330,89 in 2000).

With regard to Company directors, the highest remuneration in 2000, again based on the month of December, was R$ 27.672,93 (R$ 26.008,40 - 2000).

01.01 - IDENTIFICATION

1 – CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

CASH FLOW

	Consolidated		Parent company	
	2001	2000	2001	2000
Operating activities				
Net income for the year	9.867.038	9.942.392	10.293.890	10.159.370
Adjustments:				
Participation in the stockholders' equity of subsidiaries and affiliated companies	591.773	(257.460)	(2.273.968)	(1.252.524)
Goodwill/discount - amortization	(789.887)		(256.713)	
Exchange adjustment allocated to permanent assets	(937.310)	(455.639)		
Minority interest	(247.493)	(175.334)		
Depreciation, amortization e abandonment cost	3.449.977	3.418.811	2.258.080	2.442.112
Net book value of assets sold or disposed of	1.802.376	1.465.049	924.384	778.770
Monetary and exchange adjustments and charges related to financing and intercompany loans	3.169.551	2.552.049	869.867	1.017.134
Deferred taxes and social contributions, net	618.989	1.363.925	672.365	1.268.513
Change in accounts receivable	(3.085.852)	(1.971.291)	78.710	(783.082)
Change in inventories	(702.549)	(1.982.938)	(550.158)	(1.565.564)
Change in Petroleum and Alcohol accounts - STN	2.763.896	(532.109)	2.763.896	(532.109)
Change in other assets	4.055.488	(368.336)	(772.217)	(148.830)
Change in suppliers	488.186	1.535.863	668.517	808.733
Change in taxes and social contributions	(21.551)	885.612	197.367	928.360
Change in other liabilities	(2.714.135)	500.329	(3.690.154)	89.106
Change in short-term transactions with subsidiaries and affiliated companies:				
Accounts receivable	(538.076)	(98.794)	262.755	(555.859)
Accounts payable	7.329	(1.332)	4.100.639	1.032.807
Cash generated by operating activities	17.777.750	15.820.797	15.547.260	13.686.937
Financing activities				
Financing and intercompany loans, net	(1.646.830)	(4.202.349)	(2.698.389)	(3.702.521)
Dividends paid to stockholders	(3.985.107)	(932.406)	(3.890.571)	(931.365)
Cash used in financing activities	(5.631.937)	(5.134.755)	(6.588.960)	(4.633.886)
Investing activities				
Investment in oil and gas exploration and production	(5.152.426)	(4.163.051)	(4.127.236)	(3.012.648)
Investments in refining and transportation	(1.066.977)	(881.613)	(882.624)	(764.107)
Investment in gas and energy	(696.781)	(226.458)	(253.568)	(41.945)
Other investments	(1.100.017)	(362.866)	(506.997)	(222.041)
Dividends received	115.162	74.273	273.269	107.920
Ventures under negotiation	1.471.433	871.396	1.471.433	871.396
Cash used in investing activities	(6.429.606)	(4.688.319)	(4.025.723)	(3.061.425)
Cash generated in the year	5.716.207	5.997.723	4.932.577	5.991.626
Cash at the beginning of the year	11.391.418	5.393.695	10.173.745	4.182.119
Cash at the end of the year	17.107.625	11.391.418	15.106.322	10.173.745

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ (TAXPAYERS RECORD NUMBER)
00951-2	PETRÓLEO BRASILEIRO S.A. – PETROBRAS	33.000.167/0001-01

STATEMENTS OF VALUE ADDED

	Consolidated		Parent company	
	2001	2000	2001	2000
Revenue				
Sales of products and services and non-operating income	84.623.752	64.627.670	68.374.769	57.186.012
Allowance for doubtful accounts - constitution	(53.575)	(89.493)	(8.202)	(12.995)
	84.570.177	64.538.177	68.366.567	57.173.017
Consumables from third parties				
Raw material consumed	(7.671.475)	(7.545.440)	(6.416.031)	(7.545.440)
Cost of products for resale	(12.438.228)	(9.580.251)	(5.940.067)	(6.183.705)
Materials, electricity, services from third parties and other	(14.839.889)	(7.754.609)	(10.556.549)	(5.665.996)
	(34.949.592)	(24.880.300)	(22.912.647)	(19.395.141)
Gross added value	49.620.585	39.657.877	45.453.920	37.777.876
Retention				
Depreciation, amortization and abandonment cost	(3.449.977)	(3.418.811)	(2.258.080)	(2.442.112)
Net value added generated by the company	46.170.608	36.239.066	43.195.840	35.335.764
Value added received in transfers				
Participation in the stockholders' equity of subsidiaries and affiliated companies	(591.772)	257.460	2.273.968	1.252.524
Financial income - includes monetary and exchange adjustments	3.653.901	2.252.232	2.961.566	1.886.578
Goodwill/discount - amortization	789.887		256.713	
	3.852.016	2.509.692	5.492.247	3.139.102
Total value added available for distribution	50.022.624	38.748.758	48.688.087	38.474.866
Distribution of value added				
Personnel				
Salaries, benefits and related charges	2.987.837	2.293.692	2.299.914	1.956.418
Employees' participation	416.454	209.598	380.000	190.000
	3.404.291	2.503.290	2.679.914	2.146.418
Government entities				
Taxes and social contributions	24.384.517	16.149.499	23.161.254	16.422.572
Governmental participation	3.987.536	3.381.962	3.987.536	3.381.962
Deferred taxes and social contributions	618.989	1.363.925	672.365	1.268.513
	28.991.042	20.895.386	27.821.155	21.073.047
Financial institutions and suppliers				
Financial expenses, interest, rentals and charters	8.007.746	5.583.024	7.893.128	5.096.031
Stockholders				
Dividends	3.663.079	2.595.080	3.584.143	2.572.678
Minority interest	(247.493)	(175.334)		
Retained earnings	6.203.959	7.347.312	6.709.747	7.586.692
	9.619.545	9.767.058	10.293.890	10.159.370
Value added distributed	50.022.624	38.748.758	48.688.087	38.474.866